As confidentially submitted to the Securities and Exchange Commission on July 7, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NodThera Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	87-4018930
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
265 Franklin Street, Suite 1702
Boston, MA 02110
(617) 694-2481
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Geoffrey McDonough, M.D.
Chief Executive Officer
265 Franklin Street, Suite 1702
Boston, MA 02110
(617) 694-2481
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert E. Puopolo Marishka DeToy Pia Kaur Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Ryan A. Murr Branden C. Berns Gibson, Dunn & Crutcher LLP One Embarcadero Center Suite 2600 San Francisco, CA 94111-3715 (415) 393-8373
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED               , 2026
PRELIMINARY PROSPECTUS
          Shares
Common Stock
We are offering               shares of our common stock. This is the initial public offering of our common stock, and prior to this offering, there has been no public market for our common stock. We expect that the initial public offering price will be between $     and $     per share.
Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq               Market under the symbol “               .” We believe that upon the completion of this offering, we will meet the standards for listing on the Nasdaq               Market, and the completion of this offering is contingent upon such listing.
Investing in our common stock involves a high degree of risk. Please see “Risk Factors” beginning on page 12.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, are subject to reduced public company disclosure standards. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to NodThera Inc.	$	$

(1)
See section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to               additional shares of common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $     , and the total proceeds to us, before expenses, will be $     .
The underwriters expect to deliver the shares to purchasers on or about               , 2026.
Joint Bookrunners
Jefferies	TD Cowen	Cantor
Lead Manager
Wedbush PacGrow
Prospectus dated     , 2026

Presentation of Financial Information
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited financial statements as of and for the three months ended March 31, 2026 and 2025 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X under the Securities Act of 1933, as amended, at the date of such amendment before distributing a preliminary prospectus to investors.

Through and including               , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
i

Neither we nor the underwriters have authorized anyone to provide you any information or make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
Market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosures contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.
For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the U.S. persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe, any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.
All trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.
ii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under sections titled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless the context otherwise requires, the terms “NodThera,” “the Company,” “we,” “us,” and “our” in this prospectus refer to NodThera Inc. and its wholly owned subsidiaries, or either or both of them as the context may require.
Overview
We are a clinical-stage biotechnology company developing a portfolio of internally invented, proprietary and wholly owned oral inhibitors of NOD-like receptor protein 3, or NLRP3. NLRP3 activation triggers formation of the NLRP3 inflammasome, an intracellular protein complex involved in the body’s inflammatory response. When NLRP3 becomes chronically activated, it stimulates a cascade of inflammatory mediators that drive the development and progression of cardiovascular and neuroinflammatory disease. This phenomenon, known as residual inflammatory risk, or RIR, refers to the ongoing inflammatory burden that contributes to disease progression even when risk factors are well controlled. By directly inhibiting NLRP3, we aim to address the underlying inflammatory mechanisms that drive RIR and deliver potentially disease-modifying therapies in cardiovascular and neurologic diseases.
We have pioneered the research, discovery and development of NLRP3 inhibitors for approximately a decade, and our portfolio is designed to address historical challenges faced by other NLRP3 inhibitors associated with potency, therapeutic index and tissue penetration. Our lead product candidate, ruvonoflast, is designed to achieve broad tissue distribution, including penetration into the central nervous system, or CNS, and is supported by clinical data from five completed and ongoing clinical trials in cardiometabolic and neuroinflammatory indications, and by an extensive preclinical safety and toxicology package.
We plan to develop ruvonoflast in peripheral artery disease, or PAD, as our lead indication. PAD is a form of atherosclerotic cardiovascular disease, or ASCVD, in which narrowed or blocked arteries reduce blood flow to the limbs, most commonly the legs. We subsequently plan to expand development to establish ruvonoflast in ASCVD more broadly. In PAD, our goal is to demonstrate that ruvonoflast is a disease-modifying anti-inflammatory therapy for patients with PAD. We selected PAD because it represents a significant unmet medical need in a large patient population and is associated with a high inflammatory burden and substantial disease morbidity despite broad use of lipid-lowering, antihypertensive and diabetes therapies.
PAD affects approximately 20 million adults in the United States, driving $21 billion in annual direct health care costs. We believe ruvonoflast may address a significant market opportunity, based on reasonable assumptions for penetration rate, price, reimbursement and competition. In addition, PAD offers a focused commercial opportunity through a concentrated network of treatment centers. We believe PAD is an attractive initial indication because RIR is an important driver of disease progression. More than half of the approximately 20 million adults with diagnosed ASCVD have RIR. We believe PAD provides an opportunity to evaluate the impact of ruvonoflast in a patient population with significant unmet need, and to establish a foundation for the future development of ruvonoflast in broader ASCVD populations.

PAD impairs circulation to the legs and significantly reduces quality of life, walking performance and functional status as the disease progresses. Intermittent claudication (pain on walking), which is the hallmark symptom of symptomatic PAD, can limit daily activities and mobility, reduce exercise capacity and cause progressive functional decline. In early stages of PAD, patients have a two-fold increased risk of cardiovascular death, which rises to approximately four times the risk in later stages. Late-stage disease progression is also characterized by leg ulcerations, ischemia and ultimately amputation, and may result in chronic limb-threatening ischemia, or CLTI. CLTI is the most advanced stage of PAD and affects more than two million patients in the United States and is associated with a high risk of limb loss. PAD is also a leading cause of non-traumatic lower-extremity amputation in the United States, with approximately 150,000 non-traumatic lower-extremity amputations occurring annually.
Inflammation plays an especially prominent role in the origin and progression of PAD. NLRP3 expression is elevated in the lower extremity arteries of people with PAD, while genetic reductions in NLRP3/IL-1β/IL-6 pathway activity are associated with lower rates of PAD and genetic overactivation of NLRP3 is associated with onset of PAD in adolescence. Interleukin-1 beta, or IL-1β, and interleukin-6, or IL-6, are pro-inflammatory cytokines, both generated as a consequence of NLRP3 activation, that may be measured as biomarkers of inflammatory activity. Most patients with PAD have elevated high-sensitivity C-reactive protein, or hsCRP, a blood-based biomarker of inflammation that is an independent risk factor for cardiovascular risk. Higher hsCRP and IL-6 levels in patients with PAD have been linked to faster loss of walking ability and higher rates of serious limb and cardiovascular events. However, the current standard of care in PAD focuses on improving blood flow, reducing clotting and treating traditional risk factors such as lipids and blood pressure. There are no approved therapies that directly target the underlying inflammatory pathways in PAD.
Ruvonoflast is designed to target inflammatory mechanisms that contribute to PAD progression but are not addressed by current standard-of-care therapies. To date, we have not conducted clinical trials of ruvonoflast in patients with PAD. Our clinical data for ruvonoflast comes from trials conducted in other indications, including cardiometabolic and neuroinflammatory disease populations, where we have observed reductions in hsCRP. In a clinical trial of calorie-restricted patients with high cardiovascular risk, ruvonoflast reduced hsCRP by 82%, and significantly reduced additional biomarkers including IL-6 and fibrinogen, downstream pro-inflammatory molecules associated with atherogenesis and thrombosis.
We believe these results are relevant to PAD because hsCRP, IL-6 and fibrinogen are also elevated in patients with PAD and have been linked to faster loss of walking ability and higher rates of limb and cardiovascular events. Based on the observed biomarker reductions in our non-PAD clinical trials, together with the established role of NLRP3-mediated inflammation in PAD progression, we believe ruvonoflast has the potential to improve walking distance and quality of life, and may ultimately be able to prevent or delay disease progression and reduce adverse limb and cardiovascular outcomes in patients with PAD.
We are currently evaluating ruvonoflast in cardiometabolic disease in RESOLVE-1, a Phase 2 clinical trial, with topline data expected in the third quarter of 2026. We plan to advance ruvonoflast into a single Phase 3 trial designed to evaluate ruvonoflast in PAD, and we have scheduled interactions with the U.S. Food and Drug Administration, or FDA, to discuss our planned Phase 3 trial design. Our planned Phase 3 trial will initially focus on a functional primary endpoint, maximum walking distance, or MWD. Subsequently, we plan to explore the impact of ruvonoflast on the timing and severity of limb events.
Our planned Phase 3 trial is also designed to provide a foundation for exploring the potential for ruvonoflast in broader cardiovascular disease populations in which RIR contributes to disease progression, following an initial submission of topline data from our planned Phase 3 trial in PAD. Additionally, following regulatory submission, we plan to extend and/or expand our planned Phase 3 trial to enroll additional patients and collect data on major adverse cardiovascular events, or MACE. We believe this approach could support future expansion of ruvonoflast into additional cardiovascular indications, including broader ASCVD populations.
Approximately 20 million adults in the United States have diagnosed ASCVD, and the disease drives significant annual costs in the United States. Despite advances in the treatment of ASCVD to address the role of lipids, hypertension, thrombosis and diabetes in the origin and progression of the disease, over half of people with ASCVD have RIR as measured by elevated hsCRP. Similar to PAD, there is no approved therapy that directly targets the inflammatory pathways that contribute to disease progression in this broad population.

The rationale for targeting inflammation in ASCVD is supported by data from multiple third-party clinical trials, including:
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The Canakinumab Anti-inflammatory Thrombosis Outcome Study, or CANTOS, initiated in 2011 with primary completion in 2017, evaluated more than 10,000 patients and demonstrated a reduction in MACE among patients who achieved lower levels of inflammation. In CANTOS, quarterly canakinumab in post-myocardial infarction patients with elevated hsCRP reduced major adverse cardiovascular events by about 25% in patients who achieved hsCRP reduction below 2 mg/L. This was achieved without altering lipids, providing proof-of-principle that lowering IL-1β–mediated inflammation (independent of cholesterol) reduces cardiovascular risk.

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The Justification for the Use of Statins in Primary Prevention: An Intervention Trial Evaluating Rosuvastatin, or the JUPITER trial, demonstrated that in healthy men and women with low-density lipoprotein, or LDL, cholesterol <130 mg/dL but elevated hsCRP ≥2 mg/L, rosuvastatin 20 mg daily produced large reductions in LDL and hsCRP and significantly lowered the incidence of first major cardiovascular events compared with placebo (Hazard Ratio ~0.56). The JUPITER trial was stopped early at a median of 1.9 years because of clear benefit, including a reduction in all-cause mortality. This trial provides evidence that the modest anti-inflammatory effects of rosuvastatin could impact outcomes in patients without elevated lipids.

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In patients with established ASCVD, multiple trials (notably LoDoCo2 and COLCOT) show that adding low-dose colchicine 0.5 mg daily to guideline-directed therapy reduces MACE by roughly 25–30%, supporting inflammation-targeted therapy as an effective strategy to lower residual ASCVD risk.

We believe ruvonoflast has the potential to meet the significant unmet need in the ASCVD treatment landscape and may offer several advantages over the monoclonal antibodies in development to inhibit IL-6, namely, an oral route of administration, the potential for combination products, and reduce the risk of immune suppression. In addition, ruvonoflast has been designed for high levels of tissue penetration, which may allow it to have increased activity at sites of inflammation such as the vascular wall and other extravascular tissues, as well as for high levels of brain penetration which may allow it to offer therapeutic and/or preventive effects in the brain in patients with cardiovascular disease.
We also plan to develop ruvonoflast in indications beyond PAD and ASCVD. We believe that ruvonoflast may exhibit high tissue and brain penetration, which could support development in a range of cognitive and neurological diseases that have an association or overlap with cardiovascular disease, or CVD. We plan to develop and disclose our expanded development strategy for ruvonoflast in the future.
In addition to ruvonoflast, we are developing NT-0150, which is our NLRP3 inhibitor designed to be a brain-penetrant and achieve CNS exposure and selective inhibition of NLRP3-driven neuroinflammation. We believe that NT-0150 is differentiated from ruvonoflast by its chemical structure and its optimization specifically for CNS penetration. This design supports NLRP3 inhibition as a potential therapeutic approach in neuroinflammatory diseases. We anticipate that NT-0150 may benefit from the growing body of clinical and translational evidence generated across our NLRP3 inhibitor portfolio. NT-0150 is currently being evaluated in Phase 1 clinical trials and preclinical studies and has demonstrated activity in NLRP3 in vitro models and reduced neuroinflammation in CNS preclinical models. Emerging evidence implicates activation of NLRP3 as a contributor to neuroinflammation and neurodegeneration across multiple disorders, including Parkinson’s disease, Alzheimer’s disease, amyotrophic lateral sclerosis and other CNS disorders. Our development plan for NT-0150 will focus on neuroinflammatory indications.

Our Pipeline
We are developing a pipeline of wholly owned, proprietary NLRP3 inhibitors to address inflammatory drivers of cardiovascular and neuroinflammatory disease. We retain exclusive, worldwide development and commercialization rights to all of our product candidates. All of our candidates are potent and selective oral inhibitors of NLRP3 and each has been optimized for activity in physiologically relevant tissue types – ruvonoflast in peripheral tissues and brain and NT-0150 for brain. In addition, we plan to seek authorization to conduct a Phase 3 clinical trial in PAD, and are engaging with the FDA prior to submitting an Investigational New Drug, or IND, application.
Figure 1: Our clinical pipeline highlighting the ruvonoflast completed Phase 1 and ongoing Phase 2 trials as well as the NT-0150 ongoing Phase 1 trial.
Our Strategy
Our goal is to become a leading anti-inflammation company delivering differentiated therapies to reduce the harmful effects of inflammation for patients worldwide.
Our strategy has six key elements:
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Maximize the value of ruvonoflast, our lead NLRP3 inhibitor, by developing it for approval for use in PAD. We plan to secure approval for ruvonoflast in PAD before expanding to other ASCVD indications. Ruvonoflast is designed to directly target inflammatory mechanisms that contribute to PAD progression but are not addressed by current standard-of-care therapies.

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Self-commercialize ruvonoflast for PAD in the United States. PAD is well suited for a focused commercial launch directed at approximately 50 centers of excellence in the United States, which will allow us to independently establish an initial commercial franchise for ruvonoflast in this large, underserved indication.

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Further develop ruvonoflast in additional ASCVD indications. We plan to explore the use of ruvonoflast in ASCVD broadly, as well as in ASCVD indications similar to PAD that may be approved in the course of a larger ASCVD strategy.

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Advance NT-0150, our earlier-stage NLRP3 inhibitor, into Phase 2 proof of concept trial. NT-0150 is designed to target neuroinflammation.

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Expand our portfolio of anti-inflammation product candidates via internal discovery and in-licensing or acquisition. We intend to continue to explore opportunities to inhibit NLRP3 and other inflammatory pathways.

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Explore the potential for strategic partnerships to expand and/or accelerate our programs to maximize the worldwide commercial potential of our product candidates. We may seek collaborations with pharmaceutical and biotechnology companies that can provide expertise in areas such as clinical development, regulatory affairs, manufacturing and commercialization.

Our History and Management Team
NodThera was founded to develop novel NLRP3 inhibitors, which was identified as a compelling drug target in the early 2000s. Mutations in the NLRP3 protein were shown to be responsible for driving autoinflammatory diseases in humans. Furthermore, chronic inflammation associated with common conditions such as cardiovascular, metabolic and neurodegenerative diseases were associated with aberrant NLRP3 activation.
Despite strong biological validation, NLRP3 remained undruggable for over a decade until 2015 with the publication of MCC950, a potent and selective small molecule inhibitor that directly targets NLRP3. MCC950 was not suitable for further drug development, which left a significant opportunity to discover and develop improved NLRP3 inhibitors. From our founding, we have pursued the internal design, discovery and development of molecules that are able to access physiologic compartments, beyond the systemic circulation, where inflammation causes disease such as the tissues and the brain. We have two product candidates in clinical development.
Our leadership team includes executives with more than 80 years of collective experience in senior roles at biotechnology and pharmaceutical companies. Their collective experience covers drug discovery, development and commercialization. Our Chief Executive Officer, Geoffrey McDonough, M.D., brings proven experience in company building, business strategy, product development and commercialization. Before joining NodThera, he was the president and chief executive officer of Generation Bio Co., or Generation Bio. He also previously served as the president and chief executive officer of Swedish Orphan Biovitrum AB (publ). Earlier, he held various senior leadership roles at Genzyme Corporation. Our Chief Financial Officer, Chris Guiffre, J.D., M.B.A., also brings substantial senior executive leadership experience in development stage and commercial companies, having served in a variety of C-suite roles at companies including Pear Therapeutics, Inc., Cerulean Pharma Inc. and Cubist Pharmaceuticals, Inc. Our Chief Medical Officer, Jyothis George, MBBS, Ph.D., brings substantial drug development experience, having held senior clinical, medical and regulatory roles at companies including Amgen Inc., Novo Nordisk A/S, or Novo Nordisk, and Boehringer Ingelheim Pharmaceuticals, Inc. Our founder and Chief Scientific Officer, Alan P. Watt, Ph.D., M.B.A., brings substantial research, discovery, preclinical and translational experience, having held senior scientific positions at companies including Bicycle Therapeutics plc, GSK plc and Merck & Co., Inc.
Since our founding in 2016 (by Epidarex Capital), we have raised approximately $200 million in equity financing from investors, including 5AM Ventures, Blue Owl Capital, F-Prime Capital, Novo Holdings A/S, Sofinnova Partners and Aventis Inc.
Risk Factors Summary
Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks include, but are not limited to, the following:
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We are a biotechnology company with a limited operating history and have not generated any revenue to date from drug sales, and may never become profitable.

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We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future. Our recurring losses from operations raise substantial doubt regarding our ability to continue as a going concern.

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As part of our ongoing business, we will need to raise substantial additional funding beyond our current capital. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our product candidate development programs or future commercialization efforts.

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Our product candidates target NLRP3, a novel therapeutic target, making it difficult to predict the time, cost of development and likelihood of successfully developing any product candidates.

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Our business depends substantially on the success of ruvonoflast.

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The development of pharmaceutical products requires substantial financial, technical and management resources, and because our financial resources are limited, we must prioritize the development of ruvonoflast and determine which indications to pursue. We may fail to expend our limited resources on the development of ruvonoflast for the treatment of additional indications or for the development of other potential future product candidates that may have been more profitable or for which there is a greater likelihood of success.

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We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, any of our current or any future product candidates.

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Even if we receive marketing approval for our current or any future product candidates, they may not achieve broad market acceptance, which would limit the revenue that we generate from the sales of such products, if approved.

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If the FDA or comparable foreign regulatory authorities approve generic versions of any of our product candidates that receive marketing approval, or such authorities do not grant our products appropriate periods of data or market exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

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We currently rely, and plan to rely in the future, on third parties to conduct our clinical trials for our current and future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our current and potential future product candidates and our business could be substantially harmed.

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The third parties upon whom we rely on for the supply of drug product and starting materials used in our product candidates are limited in number, and the loss of any of these suppliers, or their noncompliance with regulatory requirements or our quality standards, could significantly harm our business.

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If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be impaired, and we may not be able to compete effectively in our market.

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Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

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We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

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The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

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An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

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We have identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate these material weaknesses in our internal control over financial reporting, it could have an adverse effect on our company.

The summary risk factors described above should be read together with the text of the full risk factors in the section titled “Risk Factors” and the other information set forth in this prospectus, including our consolidated financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission, or the SEC. The risks summarized above or described in full elsewhere in this prospectus are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and future growth prospects.
Corporate Information
NodThera Limited was originally formed and registered in Scotland in July 2016 and was the ultimate parent company of a former subsidiary known as NodThera Inc., or OldCo, until NodThera US, Inc., or NewCo, was incorporated in the State of Delaware in December 2021. In January 2022, NodThera Limited sold all of its capital stock in OldCo to NewCo and became a subsidiary of NewCo. Following this transaction, OldCo merged with and into NewCo, with NewCo as the surviving corporation. Upon finalization of the merger, NewCo was renamed NodThera Inc. We have two subsidiaries, NodThera Securities Corporation, formed under the laws of the Commonwealth of Massachusetts, and NodThera Limited, formed under the laws of the United Kingdom. Our website address is www.nodthera.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an “Emerging Growth Company” and a “Smaller Reporting Company”
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:
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being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our periodic reports and registration statements, including in this prospectus;

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reduced disclosure about our executive compensation arrangements;

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not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;

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an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

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an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a “large accelerated filer”, which would occur if the aggregate market value of our equity securities held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. In addition, we have elected to use the exemption for the delayed adoption of certain accounting standards until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.
We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue was less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The Offering
Common stock offered by us
     shares.
Option to purchase additional shares
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to      additional shares of common stock from us at the public offering price, less underwriting discounts and commissions on the same terms as set forth in this prospectus.
Common stock to be outstanding immediately after this offering
     shares (or      shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds
We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $     million, or $     million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to advance ruvonoflast through our proposed Phase 3 clinical trial in PAD, invest in commercial readiness for ruvonoflast, if approved, and fund continued development for our earlier stage pipeline; and the remainder for working capital and general corporate purposes. See “Use of Proceeds” for additional information.
Risk factors
You should carefully read the “Risk Factors” section beginning on page 12 of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.
Proposed Nasdaq Market symbol
“               .”
The number of shares of our common stock to be outstanding after this offering is based on     shares of common stock outstanding as of June 30, 2026, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2026 into an aggregate of shares of common stock immediately prior to the completion of this offering, and excludes:
▪
     shares of restricted common stock outstanding as of June 30, 2026;

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     shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2026 under our 2021 Stock Option and Grant Plan, or the 2021 Plan, with a weighted-average exercise price of $     per share;

▪
     shares of common stock issuable upon the exercise of stock options that were granted under our 2021 Plan subsequent to June 30, 2026 at a weighted-average exercise price of $     per share;

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     shares of common stock reserved for future issuance as of June 30, 2026, under the 2021 Plan, which will cease to be available for issuance at the time that our 2026 Stock Option and Incentive Plan, or the 2026 Plan, becomes effective;

▪
     shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part; and

▪
     shares of common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan, or the ESPP.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:
▪
the automatic conversion of all outstanding shares of our convertible preferred stock, in the aggregate, into shares of common stock immediately prior to the completion of this offering;

▪
no exercise of the outstanding options described above;

▪
no exercise by the underwriters of their option to purchase additional shares of common stock in this offering;

▪
a one-for-               reverse stock split of our common stock, which was effected on               , 2026 and a corresponding adjustment to the ratio at which our preferred stock will convert into common stock; and

▪
the filing and effectiveness of our fifth amended and restated certificate of incorporation to be in effect immediately prior to the completion of this offering and fourth amended and restated bylaws to be in effect upon effectiveness of the registration statement of which this prospectus forms a part.

Summary Consolidated Financial Data
The summary consolidated statements of operations data for the years ended December 31, 2024 and 2025 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future periods. You should read the following summary financial data together with section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
	YEAR ENDED DECEMBER 31,
	2025	2024
Operating expenses:
Research and development	$31,369	$16,759
General and administrative	9,622	6,639
Total operating expenses	40,991	23,398
Loss from operations	(40,991)	(23,398)
Other income (expense), net
Change in fair value of convertible promissory notes	(2,200)	(2,000)
Foreign currency transaction gain (loss), net	286	(257)
Interest income	726	450
Net loss before benefit (provision) for income taxes	(42,179)	(25,205)
Benefit (provision) for income taxes	—	—
Net loss	$(42,179)	$(25,205)
Less: cumulative dividends on convertible preferred stock	11,326	7,895
Net loss attributable to common stockholders	$(53,505)	$(33,100)

Net loss per share of common stock attributable to common stockholders, basic and diluted(1)	$(16.33)	$(10.43)
Weighted-average shares of common stock outstanding, basic and diluted(1)	3,276,754	3,172,033

Pro forma net loss per share of common stock attributable to common stockholders, basic and diluted (unaudited)(2)
Pro forma weighted-average share of common stock outstanding, basic and diluted (unaudited)(2)
(1) See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders.
(2) Pro forma basic and diluted net loss per share attributable to common stockholders has been prepared to give effect to adjustments to our capital structure arising in connection with the completion of this offering and is calculated by dividing the pro forma net loss attributable to common stockholders by the pro forma weighted-average common stock outstanding for the period. Pro forma weighted-average common stock outstanding is computed by adjusting the weighted-average common stock outstanding to give pro forma effect to the automatic conversion of all shares of our convertible preferred stock outstanding into shares of common stock as if such conversion had occurred on January 1, 2026 or the issuance date of the preferred stock, if later. Pro forma basic and diluted net loss per share attributable to common stockholders does not include the effect of the shares expected to be sold in this offering.

	AS OF DECEMBER 31, 2025 (IN THOUSANDS)
	ACTUAL	PRO FORMA(1)	PRO FORMA AS ADJUSTED(2)
Balance Sheet Data:
Cash and cash equivalents	$28,589	$	$
Working capital(3)	25,647
Total assets	38,432
Convertible preferred stock	201,091
Accumulated deficit	(185,142)
Total stockholders' deficit	(175,309)
(1) Gives effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of    shares of our common stock immediately prior to the completion of this offering, and (ii) the filing and effectiveness of our fifth amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.
(2) Gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the issuance and sale of       shares of our common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $    million, assuming no change in the assumed initial public offering price per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3) We define working capital as current assets less current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements,” before you make an investment decision. The risks described below are not the only risks that we face. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.
Risks Related to Our Financial Position and Capital Needs
We are a biotechnology company with a limited operating history and have not generated any revenue to date from drug sales, and may never become profitable.
Biopharmaceutical drug development is a highly speculative undertaking and involves a substantial degree of risk. Since our formation as NodThera Ltd. in 2016, our operations to date have been limited primarily to organizing and staffing our company, business planning, raising capital, researching and developing our current pipeline of product candidates, including ruvonoflast and NT-0150, building our intellectual property portfolio, undertaking preclinical studies and IND-enabling activities, conducting our Phase 1 clinical trial for ruvonoflast and conducting our ongoing Phase 1 clinical trial for NT-0150 and ongoing Phase 2 clinical trials for ruvonoflast. We have never generated any revenue from drug sales. We have not obtained regulatory approvals for any of our product candidates.
Typically, it takes many years to develop one new pharmaceutical drug from the time it is discovered to when it is available for treating patients. Consequently, any expectations we have about our future success or viability may not be as accurate as they could be if we had a longer operating history. In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors, such as market volatility, public health crises or other geopolitical events. We will need to transition from a company focused on research, development and clinical stage activities to a company capable of supporting late-stage development and commercial activities. We may not be successful in such a transition.
We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future. Our recurring losses from operations raise substantial doubt regarding our ability to continue as a going concern.
Since our inception, we have focused substantially all of our efforts and financial resources on developing our pipeline of product candidates, including ruvonoflast. To date, we have financed our operations primarily through the issuance and sale of convertible promissory notes and our convertible preferred stock to outside investors in private equity financings. From our inception through the date hereof, we raised an aggregate of $       million of gross proceeds from such transactions. As of June 30, 2026, our cash and cash equivalents were $       million. We have incurred net losses in each year since our inception, and we had an accumulated deficit of $       million as of June 30, 2026. For the years ended December 31, 2025 and 2024, we reported net losses of $42.2 million and $25.2 million, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and initial pipeline programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

As discussed in Note 1 to our consolidated financial statements included elsewhere in this prospectus, based on our recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future and our need to raise additional capital to finance our future operations, management has concluded that there is substantial doubt about our ability to continue as a going concern for the one-year period following the issuance of those financial statements.
We expect our operating losses and negative cash flows from operations to continue into the foreseeable future as we continue to develop and manufacture product candidates and, if and when approved, commence commercialization activities. As such, we plan to generate cash through a combination of equity or debt financings and strategic partnerships or collaboration agreements. If adequate funds are not available to us, we may be required to delay, reduce or eliminate some or all of our research and development programs, obtain funds through arrangements with collaborators on terms unfavorable to us, pursue merger or acquisition strategies, which could adversely affect our business, or we may be unable to continue operations. There is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us, if at all. As a result, we have concluded that our current anticipated plans do not alleviate the substantial doubt about our ability to continue as a going concern.
We expect our expenses to significantly increase in connection with our ongoing activities, as we:
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initiate our planned Phase 3 clinical trial of ruvonoflast in PAD;

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initiate commercial preparations for ruvonoflast, if and when our planned Phase 3 clinical trial is successful and we receive regulatory approval;

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conduct additional clinical development for NT-0150;

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further develop ruvonoflast for additional ASCVD indications, if supported by data from our planned Phase 3 clinical trial of ruvonoflast in PAD and regulatory feedback;

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prepare and submit IND applications and comparable applications for clinical trial authorization for our current and future product candidates, and prepare new drug applications, or NDAs, and comparable applications for marketing authorization for successful product candidates, as appropriate;

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enter into manufacturing arrangements for our product candidates;

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advance our research and development activities to expand our product pipeline;

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seek regulatory approval for our product candidates that successfully complete clinical development;

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develop and scale up our capabilities to support our future clinical trials for our product candidates and commercialization of any of our product candidates for which we may obtain regulatory approval;

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maintain, expand and protect our intellectual property portfolio;

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hire additional staff, including commercial, clinical, scientific, regulatory and management personnel;

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secure facilities to support continued growth in our research, development and commercialization efforts; and

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incur additional costs of operating as a public company, including increased costs of audit, legal, regulatory and tax-related services associated with maintaining compliance with the listing standards of a national securities exchange and SEC requirements, director and officer insurance premiums and investor and public relations costs.

In addition, if we obtain regulatory approval for our current or any future product candidates, we will incur significant commercialization expenses, including for sales, marketing, manufacturing and distribution. Because of the numerous risks and uncertainties associated with developing pharmaceutical drugs, including in light of any economic fluctuations, we are unable to predict the extent of any future losses or when we will become profitable, if at all.
Even if we achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or annual basis. Our failure to achieve, sustain or increase our profitability could depress the value of our company and could impair our ability to raise capital, expand our business, maintain our development efforts, obtain product approvals, diversify our offerings, and could also cause you to lose all or part of your investment.
None of our product candidates has received regulatory approval to date. If we are unable to commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.
Our ability to become profitable depends upon our ability to generate revenue. To date we have not generated any revenue from our product candidates, and we do not expect to generate any revenue from the sale of drugs in the near future. We do not expect to generate revenue from product sales unless and until we complete the development of, obtain marketing approval for, and begin to sell, one or more of our product candidates. We are also unable to predict when, if ever, we will be able to generate revenue from such product candidates due to the numerous risks and uncertainties associated with drug development, including the uncertainty of:
▪
our plans to submit IND applications to the FDA and similar applications for clinical trial authorization to comparable regulatory authorities for our current or any future product candidates;

▪
our ability to timely and successfully complete preclinical studies and clinical trials for our product candidates and any future product candidates, as applicable;

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our successful initiation, enrollment in and completion of clinical trials, including our planned Phase 3 clinical trial of ruvonoflast in PAD, and our ability to generate positive data from such clinical trials;

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our ability to demonstrate, to the satisfaction of the FDA and comparable regulatory authorities, the safety, efficacy, consistent manufacturing quality and acceptable risk-benefit profile of our product candidates for their intended uses;

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our ability to timely receive necessary regulatory approvals from applicable regulatory authorities, including the FDA;

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the costs associated with the development of any additional development programs we identify in-house or via collaborations or other arrangements;

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our ability to establish timely manufacturing capabilities or make arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

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obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our current and future product candidates;

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launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

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obtaining and maintaining acceptance of our product candidates, if and when approved, by patients, the medical community and third-party payors;

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effectively competing with other therapies and obtaining and maintaining healthcare coverage and adequate reimbursement;

▪
the costs associated with any future collaboration or license agreements; and

▪
our ability to maintain a continued acceptable safety profile of our product candidates following approval, if achieved.

We expect to incur significant sales and marketing costs as we prepare to commercialize our current or any future product candidates. Even if we initiate and successfully complete pivotal or registration-enabling clinical trials of our current or any future product candidates, and our current or any future product candidates are approved for commercial sale, and despite expending these costs, our current or any future product candidates may not be commercially successful. We may not achieve profitability soon after generating drug sales, if ever. If we are unable to generate revenue, we will not become profitable and may be unable to continue operations without continued funding, which may not be available on terms acceptable to us, or at all.
As part of our ongoing business, we will need to raise substantial additional funding beyond our current capital. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our product candidate development programs or future commercialization efforts.
We plan to initiate our planned Phase 3 clinical trial of ruvonoflast in PAD following receipt of topline data from RESOLVE-1 and regulatory interactions regarding trial design. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the research and development of, advance the preclinical and clinical activities of and seek marketing approval for, our current or any future product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, following the closing of this offering, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We cannot be certain that additional funding will be available on acceptable terms, or at all. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of public or private equity offerings, debt financings, governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties. If we are unable to raise capital or generate revenue when needed or on attractive terms, we will be forced to delay, reduce or eliminate our preclinical and clinical development programs or any future commercialization efforts. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
In addition, if we pursue our current strategy of commercializing ruvonoflast ourselves in the United States, our capital requirements could increase significantly as we build commercial, medical affairs, market access and related infrastructure.
Unfavorable movements in foreign currency exchange rates could increase our operating costs and accelerate our cash consumption.
Because a significant portion of our operating costs in the United Kingdom are denominated in British pound sterling while we report our financial results in U.S. dollars, adverse movements in the British pound sterling to U.S. dollar exchange rate could materially increase our reported operating expenses and reduce the effective purchasing power of our U.S. dollar-denominated cash reserves. A strengthening of British pound sterling relative to the U.S. dollar would directly increase the dollar cost of our UK-based employee compensation, facility costs, and payments to UK-based contract research organizations, or CROs, and other vendors, potentially accelerating our cash consumption beyond current projections and requiring us to raise additional capital sooner than anticipated.
Risks Related to Our Business and Industry
Our product candidates target NLRP3, a novel therapeutic target, making it difficult to predict the time, cost of development and likelihood of successfully developing any product candidates.
Our pipeline consists of proprietary NLRP3 inhibitors, and our future success depends on the successful development of our product candidates. Although therapies have been approved to treat the diseases we are targeting, our product candidates are designed to act on a novel therapeutic target. We have concentrated our development efforts on developing NLRP3 inhibitors, and our future success depends on the successful development of this approach. However, NLRP3 is a novel target for which there are currently no approved NLRP3 inhibitors. In addition, while therapies have been approved to treat PAD, there are currently no approved therapies in the United States that directly target the underlying inflammatory pathways associated with PAD. These factors could result in uncertainty regarding our current and future development efforts and our ability to obtain regulatory approval for our current and any future product candidates. We cannot be certain that our product candidates will demonstrate acceptable safety or efficacy or receive regulatory approval.
We cannot predict whether our approaches will result in the development and marketing approval of any product candidates. Any development problems we experience in the future related to our current or any future product candidates may cause significant delays or unanticipated costs or may prevent the development of a commercially viable product. Any of these factors may prevent us from completing our clinical trials, or any preclinical studies and clinical trials that we may initiate in the future or commercializing any product candidates we may develop on a timely or profitable basis, if at all.
Our business depends substantially on the success of ruvonoflast.
Our business currently depends primarily on our ability to successfully develop, obtain regulatory approval for, and commercialize our lead product candidate, ruvonoflast in a timely manner. We currently intend to develop ruvonoflast first in PAD and, if successful, subsequently pursue development in broader ASCVD indications. Because our development strategy contemplates expansion into broader ASCVD indications following an initial submission of topline data from our planned Phase 3 trial in PAD, any delay, failure or regulatory setback affecting our PAD program could also delay or prevent our ability to pursue those additional indications. We cannot assure you that ruvonoflast will successfully complete clinical development, receive regulatory approval or be successfully commercialized. If ruvonoflast is delayed, fails to receive regulatory approval or is not commercially successful, our business, financial condition, results of operations and prospects would be materially adversely affected.

The development of pharmaceutical products requires substantial financial, technical and management resources, and because our financial resources are limited, we must prioritize the development of ruvonoflast and determine which indications to pursue. We may fail to expend our limited resources on the development of ruvonoflast for the treatment of additional indications or for the development of other potential future product candidates that may have been more profitable or for which there is a greater likelihood of success.
Due to the significant resources required for the development of our current product candidates, we must decide which indications to pursue and advance and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular indications may not lead to the development of viable commercial products and may divert resources away from better opportunities. If we make incorrect determinations regarding the viability or market potential of ruvonoflast or other current or any future product candidates or misread trends in the pharmaceutical industry, our business, financial condition, results of operations and growth prospects could be materially and adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities to develop ruvonoflast for additional indications outside of PAD, including in other broader ASCVD indications, or any other current or future product candidates with other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to ruvonoflast through collaboration, licensing or royalty arrangements in indications in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.
We may not be successful in our efforts to identify or develop additional potential product candidates.
Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:
▪
the research methodology used may not be successful in identifying potential product candidates;

▪
potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will receive marketing approval and/or achieve market acceptance; and

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potential product candidates may not be safe or effective in treating their targeted diseases.

Identifying and advancing additional product candidates requires substantial technical, financial and human resources. If we are unable to identify suitable compounds for preclinical and clinical development, our business would be harmed.
We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, any of our current or any future product candidates.
The preclinical studies and current and future clinical trials of our current or any future product candidates and the manufacturing and marketing of our current or any future product candidates are subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test, if any, or, if approved, market any of our current or any future product candidates. Before obtaining regulatory approvals for the commercial sale of any of our current or any future product candidates, we must demonstrate through preclinical studies and clinical trials that each product candidate is safe and effective for use in each target indication. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our preclinical studies and clinical trials. This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond the proceeds we expect to raise in this offering. Of the large number of drugs in development in the United States, only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized, with similarly low rates of success for drugs in development in the European Union obtaining regulatory approval from the European Commission. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and preclinical studies and clinical trials, we cannot assure you that any of our current or any future product candidates will be successfully developed or commercialized.

We are not permitted to market our current or any future product candidates in the United States until we receive approval of an NDA from the FDA, or in the European Union (and the EEA, where applicable), until we receive approval of a marketing authorization application, or an MAA, from the European Commission, or in any other foreign countries until we receive the requisite approval from such countries. Obtaining approval of an NDA or MAA is a complex, lengthy, expensive and uncertain process, and the FDA or EMA may delay, limit or deny approval of any of our current or any future product candidates for many reasons, including, among others:
▪
we may not be able to demonstrate that our current or any future product candidates are safe and effective in treating their target indications to the satisfaction of the FDA or applicable foreign regulatory agency;

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the results of our preclinical studies and clinical trials may not meet the level of statistical or clinical significance required by the FDA or applicable foreign regulatory agency for marketing approval;

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the FDA or applicable foreign regulatory agency may disagree with the number, design, primary endpoints, statistical analysis plan or implementation of our preclinical studies and clinical trials, including our planned Phase 3 clinical trial of ruvonoflast in PAD, or may require additional trials or studies;

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the FDA or applicable foreign regulatory agency may require that we conduct additional preclinical studies and clinical trials;

▪
we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

▪
the FDA or applicable foreign regulatory agency may not approve the formulation, labeling or specifications of any of our current or any future product candidates;

▪
the CROs that we retain to conduct our preclinical studies and clinical trials may take actions outside of our control that materially adversely impact our preclinical studies and clinical trials;

▪
the FDA or applicable foreign regulatory agency may find the data from preclinical studies and clinical trials insufficient to demonstrate that our current or any future product candidates’ clinical and other benefits outweigh their safety risks;

▪
the FDA or applicable foreign regulatory agency may disagree with our interpretation of data from our preclinical studies and clinical trials;

▪
the FDA or applicable foreign regulatory agency may not accept data generated at our preclinical trial and clinical trial sites;

▪
if our NDA, if and when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

▪
the FDA may require development of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval or post-approval;

▪
the FDA or the applicable foreign regulatory agency may determine that the manufacturing processes or facilities of third-party manufacturers with which we contract do not conform to applicable requirements, including current Good Manufacturing Practices, or cGMPs;

▪
the FDA or applicable foreign regulatory agency may be delayed in their review processes due to staffing or other constraints, including constraints arising from public health crises; or

▪
the FDA or applicable foreign regulatory agency may change its approval policies or adopt new regulations or guidance.

Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market our current or any future product candidates. In addition, the FDA and other applicable foreign regulatory agencies have substantial discretion in the approval process and determining when or whether regulatory approval will be granted for any product candidate that we develop and may decide that our data are insufficient for approval or that our contract manufacturing facilities are deficient, or require additional preclinical, clinical or other data.
The U.S. Supreme Court’s June 2024 decision eliminating judicial deference to certain agency interpretations has created additional uncertainty regarding the interpretation and application of FDA regulations and policies. Any setbacks in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

If we experience delays or difficulties in the initiation, enrollment and/or retention of patients in clinical trials, our regulatory submissions or receipt of necessary regulatory approvals could be delayed or prevented.
We may not be able to initiate our planned clinical trials or continue our ongoing trials on a timely basis or at all if we are unable to recruit and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. Patient enrollment is a significant factor in the timing of clinical trials. Our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate.
Moreover, some of our clinical trials will compete with other clinical trials that are in the same therapeutic areas as our current or any future product candidates, and this competition reduces the number and types of patients available to us, as some patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ current or future product candidates. Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. There may be limited patient pools from which to draw for clinical studies. In addition, the eligibility criteria of our clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure or to assure their disease is either severe enough or not too advanced to include them in a trial.
Patient enrollment for our ongoing clinical trial and any of our future clinical trials may be affected by other factors including:
▪
the size and nature of the patient population;

▪
competition with other companies for clinical sites or patients;

▪
competition from clinical trials evaluating investigational therapies for PAD or broader ASCVD indications;

▪
the willingness of participants to enroll in our clinical trials in our countries of interest;

▪
the severity of the disease under investigation;

▪
availability and efficacy of approved drugs or of other investigational drugs for the disease under investigation;

▪
the eligibility criteria for the clinical trial in question as defined in the protocol;

▪
the availability of an appropriate screening test for the indications we are pursuing;

▪
the perceived risks and benefits of the product candidate under study in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

▪
the efforts to facilitate timely enrollment in and completion of clinical trials;

▪
delays in or temporary suspension of the enrollment of patients in our future clinical trials due to public health crises;

▪
ability to obtain and maintain patient consents;

▪
the patient referral practices of physicians;

▪
the ability to monitor patients adequately during and after treatment;

▪
the proximity and availability of clinical trial sites for prospective patients; and

▪
the risk that patients enrolled in clinical trials may fail to comply with the trial rules or drop out of the trials before completion.

These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain marketing approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining participation in our clinical trials through the treatment and any follow-up periods.
The incidence and prevalence for target patient populations of our product candidates have not been established with precision, and we are still conducting studies to evaluate the precise target indications and appropriate populations for some of our product candidates. If the market opportunities for our product candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability will be adversely affected, possibly materially.
The precise incidence and prevalence of the indications being pursued by our current and future product candidates is currently unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on estimates. Our product candidates target cardiovascular disease, neurology and pain, with our lead product candidate, ruvonoflast, initially targeting PAD followed by broader ASCVD indications, following an initial submission of topline data from our planned Phase 3 trial in PAD. Additionally, following regulatory submission, we plan to extend and/or expand our planned Phase 3 trial to enroll additional patients and collect data on MACE. The total addressable market opportunity for our current and future product candidates will ultimately depend upon, among other things, their proven safety and efficacy, the diagnosis criteria included in the final label for each, whether our product candidates are approved for sale for these indications, acceptance by the medical community and patient access, product pricing and reimbursement. The number of patients for our product candidates in the United States and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.
Preclinical and clinical drug development is a lengthy and expensive process, with an uncertain outcome. Our preclinical and clinical programs may experience delays or may never advance, which would adversely affect our ability to obtain regulatory approvals or commercialize our product candidates on a timely basis or at all, which could have an adverse effect on our business.
In order to obtain FDA approval to market a new drug, we must demonstrate the safety and efficacy of our product candidates in humans to the satisfaction of the FDA. To meet these requirements, we will have to conduct adequate and well-controlled clinical trials. Clinical testing is expensive, time-consuming and subject to uncertainty. We are currently conducting a Phase 1 clinical trial for NT-0150 and a Phase 2 clinical trial for ruvonoflast. A Phase 1 clinical trial for ruvonoflast has been completed. We also may in the future select additional development candidates or lead development candidates for preclinical development. We cannot be certain of the timely completion or outcome of our preclinical studies and cannot predict if the FDA will allow our proposed clinical programs to proceed or if the outcome of our preclinical studies will ultimately support further development of our programs. We cannot be sure that we will be able to submit INDs or similar applications with respect to our other product candidates on the timelines we expect, if at all, and we cannot be sure that submission of an IND or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin. In addition, in many cases the general approach for FDA and other major regulatory agencies for approval of a new drug has been to require dispositive data from two or more adequate and well-controlled clinical trials of the product candidate in the relevant patient population with confirmatory evidence that may be satisfied by other earlier-stage trials or other evidence. In February 2026, the former FDA Commissioner publicly indicated that a single adequate and well-controlled pivotal clinical trial supported by confirmatory evidence would be the FDA’s default standard moving forward for novel products, rather than two such trials; this statement was not a formal agency action, and the scope, implementation and durability of this policy position remain uncertain. In June 2026, FDA issued revised draft guidance clarifying how sponsors can rely on one scientifically rigorous, adequate and well-controlled clinical investigation with confirmatory evidence to satisfy the statutory substantial evidence of effectiveness standard. FDA retains broad discretion to require additional clinical data for any product candidate, including a second adequate and well-controlled clinical trial.
Conducting preclinical testing and clinical trials represents a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can be several years or more per program. Delays associated with programs for which we are directly conducting preclinical studies may cause us to incur additional operating expenses. The commencement and rate of completion of preclinical studies and clinical trials for a product candidate may be delayed by many factors, including, for example:
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inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical studies;

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timely completion of preclinical laboratory tests, animal studies and formulation studies in accordance with the FDA’s good laboratory practice requirements and other applicable regulations;

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approval by an independent Institutional Review Board, or IRB, or ethics committee at each clinical site before each trial may be initiated;

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delays in reaching a consensus with regulatory agencies on preclinical data requirements and study design and obtaining regulatory authorization to commence clinical trials;

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delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

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delays in identifying, recruiting and training suitable clinical investigators;

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delays in recruiting suitable patients to participate in our clinical trials;

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delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing;

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insufficient or inadequate supply or quality of product candidates or other materials necessary for use in clinical trials, or delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;

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imposition of a temporary or permanent partial or full clinical hold by regulatory authorities;

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developments in trials conducted by competitors for related technology that raise FDA or foreign regulatory authority concerns about risk to patients of our product candidate or of the underlying technology broadly, or if the FDA or a foreign regulatory authority finds that the investigational protocol or plan is deficient to meet its stated objectives;

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delays in recruiting, screening and enrolling patients and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;

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difficulty collaborating with patient groups and investigators;

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failure by our CROs, other third parties or us to adhere to clinical trial protocols;

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failure to perform clinical trials in accordance with the FDA’s good clinical practice requirements, or GCPs, or applicable regulatory guidelines in other countries;

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occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits, or occurrence of adverse events in a trial of the same class of agents conducted by other companies;

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changes to the clinical trial protocols;

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clinical sites or patients dropping out of a trial;

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changes in regulatory requirements, policies, and guidance that require amending or submitting new clinical protocols;

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changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

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selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data;

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the cost of clinical trials of our product candidates being greater than we anticipate;

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clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon development of such product candidates;

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transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization, or CMO, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process; and

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third parties being unwilling or unable to satisfy their contractual obligations to us.

Further, conducting clinical trials in foreign countries, as we have done in the past and may do in the future for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction.
Additionally, recent policy proposals in the United States may make acceptance by the FDA or inclusion in a marketing application of foreign data more difficult or costly. Delays in the completion of any preclinical studies or clinical trials of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate product revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Any delays to our preclinical studies or clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.
The results of our preclinical testing and clinical trials may not be predictive of the results of later preclinical studies and clinical trials, and the results of our current and future clinical trials may not satisfy the requirements of the FDA or other comparable regulatory authorities. If we cannot replicate the positive results from our preclinical studies of our current or any future product candidates in our current or future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our current or any future product candidates.
We will be required to demonstrate through adequate and well-controlled clinical trials that our product candidates are safe and effective before we can seek marketing approvals for their commercial sale. Positive results from our preclinical studies or clinical trials of our current or any future product candidates may not necessarily be predictive of the results from required subsequent preclinical studies and clinical trials. Similarly, even if we are able to complete our planned clinical trials of our current or any future product candidates according to our current development timeline, the positive results from such clinical trials of our current or any future product candidates may not be replicated in subsequent preclinical studies or clinical trial results.
Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain approval from the FDA or a comparable foreign regulatory authority. If we fail to produce positive results in our planned clinical trials of any of our current or any future product candidates, the development timeline and regulatory approval and commercialization prospects for our current or any future product candidates, and, correspondingly, our business and financial prospects, would be materially adversely affected. Thus, even if the results from our initial research and preclinical activities appear positive, we do not know whether subsequent clinical studies we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any product candidates.
Interim, topline and preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose interim, topline or preliminary data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We may also make assumptions, estimations, calculations and conclusions as part of our analyses of preliminary or topline data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. Accordingly, such data should be viewed with caution until the final data are available. Adverse differences between preliminary, interim or topline data and final data could significantly harm our business prospects.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.
Regulatory standards are subject to change over time, making it difficult to accurately predict the likelihood of marketing approval even when clinical trials meet their endpoints.
Regulatory standards are promulgated by various government entities and are subject to change based on factors such as scientific developments, public perceptions of risk, and political forces. Because clinical trials often take years to complete, it is sometimes possible for standards that exist during the conception and initiation of a clinical trial to change before the clinical trial is completed or reviewed by government regulators. For example, we may initiate clinical trials that are designed to show benefits on relatively short-term endpoints, but ultimately be required to show benefits in longer-term outcome studies. While some government entities have safeguards intended to ensure standards agreed upon by sponsors and regulators at the outset of a clinical trial are applied during regulatory review processes, those safeguards generally permit regulators to apply more rigorous standards where regulators believe doing so is necessary. As such, there can be no assurance that regulatory standards that are appropriate at the outset of a clinical trial program will not become more rigorous during the regulatory approval process and could potentially result in a delayed approval or denial of marketing authorization.
In addition, the FDA, EMA and other regulatory authorities may change their policies, issue additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained. The U.S. Supreme Court’s June 2024 decision to overturn prior established case law giving deference to regulatory agencies’ interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which FDA’s regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes. We cannot predict the full impact of this decision, future judicial challenges brought against the FDA, or the nature or extent of government regulation that may arise from future legislation or administrative action.
Our current or any future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.
Undesirable side effects caused by our current or any future product candidates could cause us to interrupt, delay or halt preclinical studies or could cause us or regulatory authorities to interrupt, delay, halt or require modifications to clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. As is the case with many treatments for inflammatory or other diseases, it is likely that there may be adverse side effects associated with the use of our product candidates. Our product candidates may increase susceptibility to infection or produce other immunologic effects that could delay or prevent regulatory approval. There is also the risk of delayed adverse events following treatment using any of our current or any future product candidates.
These side effects could arise due to off-target activity, allergic reactions in trial subjects or unwanted on-target effects in the body. Results of our current or planned clinical trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In addition, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our current or any future product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. Further, our current or any future product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our current or any future product candidates have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In any of such events, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of, or deny approval of, our current or any future product candidates for any or all targeted indications. Drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.
If we elect, or are required, not to initiate, or to delay, materially modify, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects significantly.
In addition, if our current or any future product candidates receive marketing approval and we or others identify undesirable side effects caused by such current or future product candidates after such approval, a number of potentially significant negative consequences could result, including:
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regulatory authorities may suspend, withdraw or limit approvals of such current or future product candidates, or seek an injunction against their manufacture or distribution;

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regulatory authorities may require the addition of labeling statements or warnings, such as a “boxed” warning or a contraindication;

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we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

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we may be required to change the way such current or future product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the current or future product candidates;

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we may be required to conduct post-marketing studies or change the way the product is administered;

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regulatory authorities may require a REMS plan to mitigate risks, which could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

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we may be subject to regulatory investigations and government enforcement actions;

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we may decide to remove such current or future product candidates from the market;

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we could be sued and held liable for injury caused to individuals exposed to or taking our current or any future product candidates;

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we may be subject to fines, injunctions or imposition of criminal penalties; and

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our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our current or any future product candidates, if approved, and significantly impact our ability to successfully commercialize our current or any future product candidates and generate revenues.
We may seek designations for our product candidates with the FDA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process, an accelerated regulatory pathway, or regulatory exclusivity, there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of our product candidates are granted such designations, we may not be able to realize the intended benefits of such designations.
The FDA and other comparable regulatory authorities offer certain designations for product candidates that are designed to encourage the research and development of product candidates that are intended to address conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. However, there can be no assurance that we will successfully obtain such designations for our product candidates. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for our product candidates, there can be no assurance that we will realize their intended benefits.

For example, we may seek a Fast Track Designation for current or future product candidates. If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development activities.
We may seek Breakthrough Therapy Designation for any product candidate that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval and priority review.
Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review, or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if any product candidate we develop qualifies as a breakthrough therapy, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.
Even in the absence of obtaining Fast Track and/or Breakthrough Therapy Designations, a sponsor can seek priority review at the time of submitting a marketing application. The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination, or substantial reduction of a treatment-limiting adverse reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months. Priority review designation may be rescinded if a product no longer meets the qualifying criteria.
Where appropriate, we may seek approval from the FDA or other comparable regulatory authorities through the use of the accelerated approval pathway. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA or other comparable regulatory authorities, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA or such other comparable regulatory authorities may seek to withdraw any accelerated approval we have obtained.
We may seek an accelerated approval pathway for one or more of our product candidates from the FDA or other comparable regulatory authorities. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a therapeutic candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the therapeutic candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit.

The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date of approval for a product granted accelerated approval. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send status updates on such studies to the FDA every 180 days to be publicly posted by the agency, or if such post-approval studies fail to verify the drug’s predicted clinical benefit. The FDA is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress.
Prior to seeking accelerated approval, we would seek feedback from the FDA or other comparable regulatory authorities and would otherwise evaluate our ability to seek and receive such accelerated approval.
There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent feedback from the FDA or other comparable regulatory authorities, we will continue to pursue or apply for accelerated approval or any other form of expedited development, review, or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval, there can be no assurance that such application will be accepted or that any approval will be granted on a timely basis, or at all. The FDA or other comparable regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type, including, for example, if other products are approved via the accelerated pathway and subsequently converted by FDA to full approval. A failure to obtain accelerated approval or any other form of expedited development, review, or approval for our therapeutic candidate would result in a longer time period to commercialization of such therapeutic candidate, could increase the cost of development of such therapeutic candidate, and could harm our competitive position in the marketplace. And even if we are able to obtain accelerated approval, it may be withdrawn by the FDA if we are unable to meet statutory and regulatory requirements.
Even if we receive marketing authorization for our product candidates, we will be subject to extensive ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.
If the FDA or a comparable foreign regulatory authority approves any of our current or any future product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the drug will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements, continued compliance with cGMPs and GCPs and applicable product tracking and tracing requirements. Any regulatory approvals that we receive for our current or any future product candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the drug. Later discovery of previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
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restrictions on the marketing or manufacturing of our product candidates or withdrawal of the product from the market, or voluntary or mandatory product recalls;

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manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance during remediation;

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revisions to the labeling, including limitation on approved uses or the addition of warnings, contraindications or other safety information, including boxed warnings;

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imposition of a REMS, which may include distribution or use restrictions;

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requirements to conduct additional post-market studies or clinical trials to assess the safety of the product;

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fines, warning letters or untitled letters or partial or full holds on clinical trials;

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refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of approvals;

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voluntary or mandatory publicity requirements;

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product seizure or detention, or refusal to permit the import or export of drugs; and

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injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity. The FDA’s and other regulatory authorities’ policies may change and additional laws and government regulations may be enacted that could prevent, limit or delay regulatory approval of our current or any future product candidates.
We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to administrative or legal action and lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.
Even if we receive marketing approval for our current or any future product candidates in the United States, we may never receive regulatory approval to market our current or any future product candidates outside of the United States.
We plan to seek regulatory approval of our current or any future product candidates outside of the United States. Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction.
For example, even if the FDA grants marketing approval of a product candidate, we may not obtain approvals in other jurisdictions, and comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among countries and can involve additional product candidate testing and administrative review periods different from those in the United States. The time required to obtain approvals in other countries might differ substantially from that required to obtain FDA approval. The marketing approval processes in other countries generally implicate all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining this approval can result in substantial delays in bringing products to market in such countries.
Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with regulatory requirements in international markets or fail to receive applicable marketing approvals, it would reduce the size of our potential market, which could have a material adverse impact on our business, results of operations and prospects.

Our future growth may depend, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties that could materially adversely affect our business.
We are not permitted to market or promote any of our current or any future product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our current or any future product candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy. Such requirements govern, among other things, clinical trials and commercial sales, and pricing and distribution of our current or any future product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our current or any future product candidates and ultimately commercialize our current or any future product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:
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differing regulatory requirements in foreign countries, such that obtaining regulatory approvals outside of the United States may take longer and be more costly than obtaining approval in the United States;

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our customers’ ability to obtain reimbursement for our current or any future product candidates in foreign markets;

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the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

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different medical practices and customs in foreign countries affecting acceptance in the marketplace;

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import or export licensing requirements;

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longer accounts receivable collection times;

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longer lead times for shipping;

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language barriers for technical training;

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reduced protection of intellectual property rights in some foreign countries;

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the existence of additional potentially relevant third-party intellectual property rights;

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economic weakness, including inflation or political instability in particular foreign economies and markets;

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compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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foreign taxes, including withholding of payroll taxes;

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foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

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difficulties staffing and managing foreign operations;

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workforce uncertainty in countries where labor unrest is more common than in the United States;

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potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

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the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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business interruptions resulting from geopolitical actions, including war and terrorism.

Foreign sales of our current or any future product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.
Changes in funding or disruptions at the FDA and other government agencies caused by funding shortages or global health concerns, or changes in policy could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve regulatory submissions and marketing authorizations for new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
We are unable to predict the extent to which the current U.S. government may impose or seek to impose leadership or policy changes at the U.S. federal regulatory agencies responsible for regulating our business or changes to rules and policies impacting our operations. It is unclear how these executive actions or other potential actions by the current administration or other parts of the federal government will impact the FDA or other regulatory authorities that oversee our business. Government proposals to reduce or eliminate budgetary deficits or limit federal agency personnel may include reduced allocations to the FDA and other related government agencies. These budgetary pressures may reduce the FDA’s ability to perform its responsibilities, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates and could result in delays in our clinical trial timelines.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the past decade, the U.S. government shut down several times, including for a 43-day period that began on October 1, 2025, and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities.
If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.
Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which we collectively refer to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations.
Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.
In some countries, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after coverage and reimbursement have been obtained. Reference pricing used by various countries and parallel distribution or arbitrage between low-priced and high-priced countries, can further reduce prices. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies, which is time-consuming and costly. If coverage and reimbursement of our product candidates are unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Risks Related to Our Commercialization
Even if we receive marketing approval for our current or any future product candidates, they may not achieve broad market acceptance, which would limit the revenue that we generate from the sales of such products, if approved.
The commercial success of our current or any future product candidates, if approved by the FDA or other applicable regulatory authorities, will depend upon the awareness and acceptance of our current or any future product candidates among the medical community, including physicians, patients and healthcare payors. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant revenue and we may not become profitable. Market acceptance of our current or any future product candidates, if approved, will depend on a number of factors, including, among others:
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the efficacy of our current or any future product candidates as demonstrated in clinical trials, and, if required by any applicable regulatory authority in connection with the approval for the applicable indications, to provide patients with incremental health benefits, as compared with other available medicines;

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the timing of market introduction of the product candidates and potential advantages to alternative treatments;

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limitations or warnings contained in the labeling approved for our current or any future product candidates by the FDA or other applicable regulatory authorities;

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the clinical indications for which our current or any future product candidates are approved;

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availability of alternative treatments already approved or expected to be commercially launched in the near future;

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the potential and perceived advantages of our current or any future product candidates over current treatment options or alternative treatments, including future alternative treatments;

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the willingness of the target patient population to try new therapies or treatment methods and of physicians to prescribe these therapies or methods;

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the need to dose such product candidates in combination with other therapeutic agents, and related costs;

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the strength of marketing and distribution support and timing of market introduction of competitive products;

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publicity concerning our products or competing products and treatments;

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pricing and cost effectiveness;

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acceptance by physicians and treatment centers;

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the effectiveness of our sales and marketing strategies;

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our ability to increase awareness of our current or any future product candidates;

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our ability to obtain sufficient third-party coverage or reimbursement; or

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the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

If our current or any future product candidates are approved but do not achieve an adequate level of acceptance by patients, physicians and payors, we may not generate sufficient revenue from our current or any future product candidates to become or remain profitable. Before granting reimbursement approval, healthcare payors may require us to demonstrate that our current or any future product candidates, in addition to treating these target indications, also provide incremental health benefits to patients. Our efforts to educate the medical community, patient organizations and third-party payors about the benefits of our current or any future product candidates may require significant resources and may never be successful.
If the FDA or comparable foreign regulatory authorities approve generic versions of any of our product candidates that receive marketing approval, or such authorities do not grant our products appropriate periods of data or market exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.
Once an NDA is approved, the drug covered thereby becomes a “reference-listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations.” Manufacturers may seek marketing approval of generic versions of reference-listed drugs through submission of abbreviated new drug applications, or ANDAs, in the United States. Generic drugs may be significantly less costly to bring to market than the reference-listed drug and companies that produce generic drugs are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference-listed drug is typically lost to the generic drug.
The FDA may not approve an ANDA for a generic drug until any applicable period of non-patent exclusivity for the reference-listed drug has expired, but such exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Manufacturers may seek to launch generic drugs following the expiration of the marketing exclusivity period, even if we still have patent protection for such drugs.
Competition that our product candidates, if approved, may face from generic drugs could materially and adversely impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those product candidates. Our future revenues, profitability and cash flows could also be materially and adversely affected and our ability to obtain a return on the investments we have made in those product candidates may be substantially limited if our product candidates, if and when approved, are not afforded the appropriate periods of non-patent exclusivity.
If we are unable to establish sales, marketing and distribution capabilities for any product candidate that may receive regulatory approval, we may not be successful in commercializing those product candidates if and when they are approved.
We do not have sales or marketing infrastructure and have no experience in the sale or marketing of pharmaceutical products. To achieve commercial success for any product candidate for which we may obtain marketing approval, we will need to establish a sales and marketing organization. In the future, we expect to build a focused sales and marketing infrastructure to market some of our product candidates in the United States, if and when they are approved. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
Factors that may inhibit our efforts to market our products on our own include:
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our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

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the inability of sales personnel to obtain access to or educate physicians about our product candidates, once approved;

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the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

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unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and are forced to enter into arrangements with, and rely on, third parties to perform these services, our revenue and our profitability, if any, are likely to be lower than if we had developed such capabilities ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.
We face competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.
The development and commercialization of new drugs is highly competitive. We face and will continue to face competition from third parties that develop NLRP3 inhibitors and other anti-inflammatory therapies, including agents directed at downstream inflammatory cytokines, for the treatment of cardiovascular disease, neurology and pain. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization of new drugs.
We are aware of several biotechnology companies developing oral small-molecule NLRP3 inhibitors for cardiovascular, metabolic, inflammatory and neurodegenerative diseases, including but not limited to, Novartis, (DFV890), AstraZeneca PLC (AZD-4144), Eli Lilly (parunoflast, VTX2735), Roche (selnoflast), Ventus, (VENT-02), BioAge Labs, Inc. (BGE-102), Tenvie Therapeutics, Inc. (TNV262), Brenig (BT-409), InSilico (ISM8969),

Neumora Therapeutics, Inc. (NMRA- 215) and Neurocrine Biosciences, Inc. (TT-02332). Additionally, a NIMA-related kinase 7 degrader is being developed by Monte Rosa Therapeutics, Inc. (MRT-8102). Several large pharmaceutical companies have disclosed investments in companies developing NLRP3 inhibitors.
Many of our current or future competitors have greater financial resources and infrastructure supporting research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and the reimbursement and marketing of approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel and establishing clinical trial sites and patient recruitment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we or our collaborators may develop. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our current or any future product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.
Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any current or future product candidates that we may develop.
We will face an inherent risk of product liability exposure related to the testing of our current or any future product candidates in human clinical trials and will face an even greater risk if we commercially sell any current or future product candidates that we may develop. If we cannot successfully defend ourselves against claims that our current or any future product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
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decreased demand for any current or future product candidates that we may develop;

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injury to our reputation and significant negative media attention;

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withdrawal of clinical trial participants;

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significant costs to defend the related litigation;

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substantial monetary awards to trial participants or patients;

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loss of revenue; and

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the inability to commercialize any current or future product candidates that we may develop.

While we maintain product liability insurance, we anticipate that we may need to increase our insurance coverage if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain product liability insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.
Even if we are able to commercialize any current or future product candidates, such drugs may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.
Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States and in other countries, sales of any products for which we may receive regulatory marketing approval for commercial sale will depend, in part, on the availability of coverage and reimbursement from third-party payors. Third-party payors include government healthcare programs (e.g., Medicare and Medicaid), managed care providers, private health insurers, health maintenance organizations and other organizations. These third-party payors decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors is essential for most patients to be able to afford treatments, such as treatments for inflammatory diseases. Third-party payors may also impose formulary placement requirements, utilization management controls, prior authorization or step therapy requirements, or patient cost-sharing obligations that could limit access to or adoption of our products, even if regulatory approval is obtained. See the section of this prospectus titled, “Business - Government Regulation - Third-party Payor Coverage and Reimbursement.”

Current and future healthcare legislative reform measures may have a material adverse effect on our business and results of operations.
In the United States and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes intended to broaden access to healthcare, improve the quality of healthcare and contain or lower the cost of healthcare items and services. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjected drug products to potential competition by lower-cost biosimilars, expanded the types of entities eligible for the 340B drug discount program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased minimum rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and created a new Medicare Part D coverage gap discount program - later replaced by a similar program under the Inflation Reduction Act of 2022, or the IRA, under which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during certain coverage periods, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research. For instance, the IRA also requires companies to pay rebates to Medicare for certain drug prices that increase faster than inflation and allows for the Centers for Medicare & Medicaid Services, or CMS to negotiate prices for certain single-source drugs and biologics reimbursed under Medicare. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.
In addition, other legislative changes have been proposed and adopted in the United States that may adversely affect the commercial environment for pharmaceutical products. See the section of this prospectus titled, “Business - Government Regulation - Current and Future Healthcare Reform Legislation” for additional information.
We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, affect coverage or reimbursement criteria, or otherwise increase pricing pressure, which could result in reduced demand for our current or any future product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.
Our relationships with customers, health care providers, physicians, pharmacies, third-party payors and other entities, and our reporting of information in connection with the Medicaid Drug Rebate Program and other governmental pricing programs, will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished future profits and earnings.
Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any current or future product candidates for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, customers, healthcare providers, pharmacies and other third-party entities may expose us to broadly applicable federal and state laws relating to fraud and abuse, as well as other healthcare laws and regulations. These laws may impact, among other things, the business or financial arrangements and relationships through which we market, sell and distribute any current or future product candidates for which we obtain marketing approval. In addition, in order for our products to be eligible for coverage under certain government health care programs, we will be required to enter into agreements with the government and provide complex pricing calculations that, in turn, may influence government reimbursement rates. These laws are complex, broadly interpreted, and subject to evolving enforcement priorities. See the section of this prospectus titled, “Business - Government Regulation - Other Healthcare Laws and Regulations.”
It is possible that governmental authorities will conclude that our business practices, including our arrangements with certain physicians, some of whom are compensated in the form of stock or stock options for services provided to us, do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs, we could be subject to additional reimbursement requirements, penalties, sanctions and fines. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions.
The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU and UK. The provision of benefits or advantages to induce improper performance generally is governed by the national anti-bribery laws of EU Member States, and the UK Bribery Act 2010 in the UK. Infringement of these laws could result in substantial fines and imprisonment. Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
Significant political, trade, regulatory developments and other circumstances beyond our control, including geopolitical events, could have a material adverse effect on our financial condition or results of operations.
We operate beyond the United States and, if approved, we may sell our products in countries throughout the world. Significant political, trade, geopolitical or regulatory developments globally and in the jurisdictions in which we may sell our products are difficult to predict and may have a material adverse effect on us. Similarly, changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations. For example, in 2025, the United States imposed tariffs on imports on its trading partners, including Canada, Mexico, the EU and China. Historically, tariffs have led to increased trade and political tensions. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, geopolitical and economic conditions, including U.S. trade policies or the recent United States and Israeli military action in Iran and effects thereof, could have a material adverse effect on our financial condition or results of operations.
Risks Related to Our Dependence on Third Parties
We currently rely, and plan to rely in the future, on third parties to conduct our clinical trials for our current and future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our current and potential future product candidates and our business could be substantially harmed.
We utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs and strategic partners to help conduct our clinical trials.
We do not have the ability to independently conduct clinical trials. We rely, and plan to continue to rely in the future, on medical institutions, clinical investigators, contract laboratories and other third parties, including collaboration partners, to conduct or otherwise support clinical trials for our current or any future product candidates.
We expect to rely heavily on these parties for execution of clinical trials for our product candidates and control only certain aspects of their activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities.

We and any third parties that we contract with to conduct clinical trials are required to comply with regulations and requirements, including GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the EEA and comparable foreign regulatory authorities for any drugs in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or the third parties we contract with fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our ongoing or future clinical trials will comply with GCP requirements.
In addition, our clinical trials must be conducted with current or future product candidates that must be produced under applicable cGMP regulations and will require a large number of study subjects. Our failure or the failure of third parties that we may contract with to comply with these regulations, or to recruit a sufficient number of subjects may require us to repeat some aspects of a specific, or an entire, clinical trial, which would delay the marketing approval process and could also subject us to enforcement action. We also are required to register certain ongoing clinical trials and provide certain information, including information relating to the trial’s protocol and results from the trial, on a government-sponsored database, ClinicalTrials.gov, within specific timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.
Although we intend to design the clinical trials for our current or any future product candidates, or be involved in the design when other parties sponsor the trials, we anticipate that third parties will conduct all of our clinical trials. As a result, many important aspects of our clinical development will be outside of our direct control. Our reliance on third parties to conduct our ongoing clinical trial and future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff, and we cannot control whether or not they will devote sufficient time and resources to our product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:
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have staffing difficulties;

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fail to comply with contractual obligations;

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experience regulatory compliance issues; and

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form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If our CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, marketing approval and commercialization of our current or any future product candidates may be delayed, we may not be able to obtain marketing approval and commercialize our current or any future product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.
If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain marketing approval for or successfully commercialize our current or any future product candidates. As a result, we believe that our financial results and the commercial prospects for our current or any future product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.
The third parties upon whom we rely on for the supply of drug product and starting materials used in our product candidates are limited in number, and the loss of any of these suppliers, or their noncompliance with regulatory requirements or our quality standards, could significantly harm our business.
The drug substance and drug product in our product candidates are supplied to us from a small number of suppliers, and in some cases sole-source suppliers. We currently rely on a sole supplier for ruvonoflast drug substance and our proprietary material. Our ability to successfully develop our current or any future product candidates, and to ultimately supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the drug product and drug substance for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing.
Our reliance on a sole supplier exposes us to a number of risks, including the possibility that the supplier could cease or interrupt production, experience quality or compliance failures, fail to meet our specifications, or terminate or decline to renew its arrangements with us. Our proprietary material used in the manufacture of ruvonoflast is not commercially available from multiple sources, which heightens these risks and could make any transition to an alternative supplier more difficult, time-consuming and costly. Any disruption in the supply of, or any increase in the cost of, ruvonoflast drug substance or our proprietary material could materially and adversely affect our ability to conduct clinical trials and, if approved, to commercialize ruvonoflast.
The facilities used by our contract manufacturers to manufacture our product candidates will be identified in, and subject to inspections that will be conducted after we submit any marketing application to the FDA or other comparable foreign regulatory authorities. We may not control the manufacturing process of, and may be completely dependent on, our contract manufacturing partners for compliance with cGMP requirements and any other regulatory requirements of the FDA or other regulatory authorities for the manufacture of our product candidates. Beyond periodic audits, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve our marketing applications identifying these facilities for the manufacture of our product candidates or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would require that we incur significant additional costs and materially adversely affect our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Similarly, if any third-party manufacturers on which we will rely fail to manufacture quantities of our product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability, our business, financial condition and prospects could be materially and adversely affected.
Further, although we are working to locate and engage second-source suppliers, we do not currently have arrangements in place for a redundant or second-source supply of all drug product or drug substance in the event any of our current suppliers of such drug product and drug substance cease their operations for any reason. Any delays in the delivery of our drug substance, drug product or starting materials could have an adverse effect and potentially harm our business.
For all of our current or any future product candidates, we intend to identify and qualify additional manufacturers to provide drug product and drug substance prior to submission of an NDA, to the FDA and/or an MAA, to the EMA. We are not certain, however, that our single-source and dual source suppliers will be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.
Establishing additional or replacement suppliers for the drug product and drug substance used in our current or any future product candidates, if required, may not be accomplished quickly. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original supplier and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory approval, which could result in further delay. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.
While we seek to maintain adequate inventory of the drug product and drug substance used in our current or any future product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain drug product and drug substance from alternate sources at acceptable prices in a timely manner, could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.
In addition, some of our suppliers are located outside of the United States. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, with respect to trade policies, treaties, government regulations and tariffs. It is possible further tariffs may be imposed that could affect imports of product for current or future product candidates, or our business may be adversely impacted by retaliatory trade measures taken by China or other countries, including restricted access to such raw materials used in our product candidate and any future product candidates.
Disruptions in our suppliers’ ability to meet our ongoing demand could have a material adverse effect on our business, financial condition, results of operations or prospects.
Our success is dependent on our executive management team’s ability to successfully pursue business development, strategic partnerships and investment opportunities as our company matures. We may form or seek strategic alliances or acquisitions or enter into collaboration and licensing arrangements in the future, and we may not realize the benefits of such collaborations, alliances, acquisitions or licensing arrangements.
We may in the future form or seek strategic alliances or acquisitions, create joint ventures, or enter into collaboration and licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our current product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, or disrupt our management and business.
We face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish a strategic partnership or acquisition or other alternative arrangements for our current or any future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our current or any future product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval.
Further, collaborations and licensing deals involving our technologies or current or future product candidates are subject to numerous risks, which may include the following:
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collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of our current or any future product candidates or may elect not to continue or renew development or commercialization of our current or any future product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our current or any future product candidates;

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a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

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disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or any future product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future product candidates;

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collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property; and

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collaborators may not pay milestones and royalties due to the company in a timely manner.

As a result, we may not be able to realize the benefits of any future strategic partnerships or acquisitions, collaborations or license arrangements we may enter into if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction, license, collaboration or other business development partnership, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into collaborations or strategic partnership agreements related to our current or any future product candidates could delay the development and commercialization of our current or any future product candidates in certain geographies or for certain indications, which would harm our business prospects, financial condition and results of operations.
Manufacturing our current or any future product candidates is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our current or any future product candidates for our preclinical studies and clinical trials or for commercial purposes could be delayed or stopped.
The process of manufacturing of our current or any future product candidates is complex and highly regulated. We do not have our own manufacturing facilities or personnel and currently rely, and expect to continue to rely, on third parties for the manufacture of our current or any future product candidates. These third-party manufacturing providers may not be able to provide adequate or timely resources or capacity to meet our needs and may incorporate their own proprietary processes into our product candidate manufacturing processes. We have limited control and oversight of a third party’s proprietary process, and a third party may elect to modify its process without our consent or knowledge. These modifications could negatively impact our manufacturing, including product loss or failure that requires additional manufacturing runs or a change in manufacturer, either of which could significantly increase the cost of and significantly delay the manufacture of our current or any future product candidates.
As our current or any future product candidates progress through preclinical studies and clinical trials towards potential approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Such changes may require amendments to be made to regulatory applications which may further delay the timeframes under which modified manufacturing processes can be used for any of our current or any future product candidates and additional bridging studies or trials may be required and may not be successful. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials. Any such delay could have a material adverse impact on our business, results of operations and prospects.
Our manufacturing process needs to comply with FDA regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of our current and future clinical programs and suspension or withdrawal of any regulatory approvals.
We do not own or operate, and currently have no plans to establish, manufacturing facilities. In order to commercially produce our products at a third party’s facility, we and they will need to comply with the FDA’s cGMP regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We and our third-party manufacturers are subject to inspections by the FDA and comparable foreign regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our current or any future product candidates, including leading to significant delays in the availability of our product candidates for our future clinical trials or the termination of or suspension of a future clinical trial, or the delay or prevention of a filing or approval of marketing applications for our current or any future product candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our current or any future product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation and our business.
If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.
Our research and development activities involve the controlled use of potentially hazardous substances, including chemical materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States, as well as laws and regulations in Europe, governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.
Risks Related to Our Intellectual Property
If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be impaired, and we may not be able to compete effectively in our market.
We rely upon a combination of patents, trademarks, trade secret protection and confidentiality agreements to protect the intellectual property related to our products and technologies and to prevent third parties from copying and surpassing our achievements, thus eroding our competitive position in our market. Our commercial success depends in part on our ability to obtain and maintain patent or other intellectual property protection in the United States and other countries for our current or any future product candidates and our core technologies, including our clinical stage product candidates, ruvonoflast and NT-0150. We seek to protect our proprietary and intellectual property position by, among other methods, filing patent applications in the United States and abroad related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business.
As of December 31, 2025, we owned 8 patent families related to ruvonoflast and NT-0150. As of December 31, 2025, we owned one issued U.S. patent. Patent term adjustments, supplementary protection certificate filings, or patent term extensions could result in later expiration dates in various countries, while terminal disclaimers could result in earlier expiration dates in the United States. Further, patent prosecution related to our pending patent applications is ongoing.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As such, we cannot guarantee that our pending and future patent applications will result in patents being issued or that issued patents will afford sufficient protection of our product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties or effectively prevent others from commercializing competitive technologies, products or product candidates.
The degree of patent protection we require to successfully commercialize our current or any future product candidates may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our pending patent applications that mature into issued patents will include claims with a scope sufficient to protect our current or any future product candidates. In addition, if the breadth or strength of protection provided by our patent applications or any patents we may own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize our current or any future product candidates.
Other parties have developed technologies that may be related or competitive to our own, and such parties may have filed or may file patent applications, or may have acquired or may acquire patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents, with respect to either the same compounds, methods, formulations or other subject matter, in either case that we may rely upon to support our patent position in the market. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until at least 18 months after the earliest priority date of the patent filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in patents we may own or in-license patents or pending patent applications, or that we were the first to file for patent protection of such inventions. In addition, the U.S. Patent and Trademark Office, or USPTO, might require that the term of a patent issuing from a pending patent application be disclaimed and limited to the term of another patent that is commonly owned or names a common inventor. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights cannot be predicted with any certainty. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States.
In addition, the patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Further, with respect to certain pending patent applications covering our current or any future product candidates or technologies, prosecution has yet to commence and as such, no patent examiner has scrutinized the merits of such pending patent applications. Patent prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office(s) may be significantly narrowed by the time they issue, if they ever do. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.
Even if we acquire patent protection that we expect should enable us to establish and/or maintain a competitive advantage, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may become involved in opposition, derivation, reexamination, inter partes review or post-grant review proceedings challenging our patent rights or the patent rights of others from whom we may in the future obtain licenses to such rights, in the USPTO, the European Patent Office, or EPO, or the relevant patent authorities in other countries. In addition, we may be subject to third-party submissions to the USPTO, the EPO, or elsewhere, that may reduce the scope or preclude the granting of claims from our pending patent applications. Competitors may challenge our issued patents or may file patent applications before we do.
Competitors may also claim that we are infringing their patents and that we therefore cannot practice our technology as claimed under our patents or patent applications. Competitors may also contest our patents by arguing before an administrative patent authority or judge that the invention was not patent-eligible, was not novel, was obvious, and/or lacked inventive steps, and/or that the patent application failed to meet relevant requirements relating to description, basis, enablement, and/or support; in litigation, a competitor could assert that our patents are not valid or are unenforceable for a number of reasons. If a court or administrative patent authority agrees, we would lose our protection of those challenged patents.
An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and drugs, without payment to us, or could limit the duration of the patent protection covering our technology and current or future product candidates. Such challenges may also result in our inability to manufacture or commercialize our current or any future product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.
Even if they are unchallenged, our issued patents and our pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent patents we may own or in-license by developing similar or alternative technologies or drugs in a non-infringing manner. For example, a third party may develop a competitive drug or product that provides benefits similar to one or more of our current or any future product candidates but that has a different composition or otherwise falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our current or any future product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our current or any future product candidates could be negatively affected, which would harm our business.
Obtaining and maintaining our patent protection, including patent term, depends on compliance with various procedural, document submission, deadlines, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we miss a filing deadline for patent protection on these inventions or otherwise fail to comply with these requirements.
The USPTO and foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after issuance of any patent. In addition, periodic maintenance fees, renewal fees, annuity fees and/or various other government fees are required to be paid periodically. While an inadvertent lapse can in some cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market with similar or identical products or discovery engines, which could have a material adverse effect on our business prospects and financial condition.
Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.
Patents have a limited lifespan. In the United States, and most other jurisdictions in which we have undertaken patent filings, the natural expiration of a patent is generally twenty years after it is filed, assuming all maintenance fees are paid. Various extensions may be available, on a jurisdiction-by-jurisdiction basis; however, the life of a patent, and thus the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, patents we may own or in-license may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing drugs similar or identical to our current or any future product candidates, including generic versions of such drugs.
Depending upon the timing, duration and specifics of FDA marketing approval of our current or any future product candidates, one or more of the U.S. patents we own or license may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. Different laws govern the extension of patents on approved pharmaceutical products in Europe and other jurisdictions. However, we may not be granted a patent extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. For example, we may not be granted an extension in the United States if all of our patents covering an approved product expire more than fourteen years from the date of NDA approval for a product covered by those patents. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our ability to generate revenues could be materially adversely affected.

If our trademarks and trade names for our products or company name are not adequately protected in one or more countries where we intend to market our products, we may delay the launch of product brand names, use different trademarks or trade names in different countries or face other potentially adverse consequences to building our product brand recognition.
We use and will continue to use registered and/or unregistered trademarks or trade names to brand and market ourselves and our products. Our trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. We intend to rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During the trademark registration process, we may receive Office Actions from the USPTO or from comparable agencies in foreign jurisdictions objecting to the registration of our trademark. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademark applications or registrations, and our trademark applications or registrations may not survive such proceedings. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long run, if we are unable to obtain a registered trademark or establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.
Additionally, we may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.
If we are unable to adequately protect and enforce our trade secrets, our business and competitive position would be harmed.
In addition to the protection afforded by patents we may own or in-license, we seek to rely on trade secret protection, confidentiality agreements and license agreements to protect proprietary know-how that may not be patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that may not be covered by patents. Although we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into non-disclosure and confidentiality agreements, trade secrets can be difficult to protect and we have limited control over the protection of trade secrets used by our collaborators and suppliers. We cannot be certain that we have or will obtain these agreements in all circumstances and we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information.
Moreover, any of these parties might breach the agreements and intentionally or inadvertently disclose our trade secret information and we may not be able to obtain adequate remedies for such breaches. In addition, competitors may otherwise gain access (such as through unauthorized access to our information technology systems) to our trade secrets or independently develop substantially equivalent information and techniques. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. Furthermore, the laws of some foreign countries do not protect proprietary rights and trade secrets to the same extent or in the same manner as the laws of the United States. We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition, results of operations and future prospects.

We may initiate, become a defendant in, or otherwise become party to lawsuits to protect or enforce our intellectual property rights, which could be expensive, time-consuming and unsuccessful.
Competitors may infringe or otherwise violate any patents or other intellectual property we may own or in-license. In addition, any patents we may own or in-license also may become involved in inventorship, priority, validity or unenforceability disputes. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any such claims could provoke these parties to assert counterclaims against us, including claims alleging that we infringe their patents or other intellectual property rights. In patent litigation in the United States and in some other jurisdictions, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld material information from the USPTO or the applicable foreign counterpart, or made a misleading statement, during prosecution. A litigant or the USPTO itself could challenge our patents on this basis even if we believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith. The outcome following such a challenge is unpredictable. Moreover, with respect to challenges to the validity of our patents, there might be invalidating prior art, of which we and the patent examiner were unaware during prosecution.
We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, in an infringement proceeding, a court may decide that one or more of any patents we may own or in-license is not valid or is unenforceable or that the other party’s use of our technology that may be patented falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). There is also the risk that, even if the validity of these patents is upheld, the court may refuse to stop the other party from using the technology at issue on the grounds that any patents we may own or in-license do not cover the technology in question or that such third party’s activities do not infringe our patent applications or any patents we may own or in-license. An adverse result in any litigation or defense proceedings could put one or more of any patents we may own or in-license at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not being issued. Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
We may be required to protect our patents through procedures created to attack the validity of a patent at the USPTO. Post-grant proceedings, including post-grant review, inter partes review and derivation proceedings, provoked by third parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to our patent applications or any patents we may own or in-license. These proceedings are expensive and an unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. In addition to potential USPTO post-grant proceedings, we may become a party to patent opposition proceedings in the EPO, or similar proceedings in other foreign patent offices or courts where our patents may be challenged. The costs of these proceedings could be substantial and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result in a post-grant challenge proceeding may result in the loss of our right to exclude others from practicing one or more of our inventions in the relevant country or jurisdiction, which could have a material adverse effect on our business. Litigation or post-grant proceedings within patent offices may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may not be able to detect infringement against any patents we may own or in-license. Even if we detect infringement by a third party of any patents we may own or in-license, we may choose not to pursue litigation against or settlement with the third party. If we later sue such third party for patent infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce any patents we may own or in-license against such third party.
Intellectual property litigation and administrative patent office patent validity challenges in one or more countries could cause us to spend substantial resources and distract our personnel from their normal responsibilities. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our preclinical studies and future clinical trials, continue our discovery programs, license necessary technology from third parties, or enter into development collaborations or licensing arrangements that would help us commercialize our current or any future product candidates.
In addition, if our product candidates are found to infringe the intellectual property rights of third parties, these third parties may assert infringement claims against our licensees and other parties with whom we have business relationships, and we may be required to indemnify those parties for any damages they suffer as a result of these claims. The claims may require us to initiate or defend protracted and costly litigation on behalf of licensees and other parties regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of those parties or may be required to obtain licenses for the products they use.
Any of the foregoing events would harm our business, financial condition, results of operations and prospects.
We may be subject to claims challenging the inventorship of our patents and other intellectual property.
We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Our current and future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
In the case of employees, we enter into agreements providing that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. Although we require all of our employees to assign their inventions to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain. Defending against such lawsuits will be costly and time-consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.
The intellectual property landscape relevant to our products and programs is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. Our commercial success depends upon our ability to develop, manufacture, market and sell our current and future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the valid and enforceable intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including derivation, interference, reexamination, inter partes review and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We or any of our current or future licensors or strategic partners may be party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that our current or any future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. We cannot assure you that our current or any future product candidates and other technologies that we have developed, are developing or may develop in the future do not or will not infringe, misappropriate or otherwise violate existing or future patents or other intellectual property rights owned by third parties.
While certain activities related to development and preclinical and clinical testing of our current or any future product candidates may be subject to safe harbor of patent infringement under 35 U.S.C. §271(e)(1), upon receiving FDA approval for such candidates we or any of our future licensors or strategic partners may immediately become party to, exposed to or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that such product candidates infringe, misappropriate or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our current or any future product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our current or any future product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our current or any future product candidates, technologies or methods.
If a third party claims that we infringe, misappropriate or otherwise violate its intellectual property rights, we may face a number of issues, including, but not limited to:
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infringement, misappropriation and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business and may impact our reputation;

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substantial damages for infringement, misappropriation or other violations, which we may have to pay if a court decides that the product candidate or technology at issue infringes, misappropriates or violates the third party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

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a court prohibiting us from developing, manufacturing, marketing or selling our current or any future product candidates, or from using our proprietary technologies, unless the third party licenses its product rights to us, which it is not required to do on commercially reasonable terms or at all;

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if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products, or the license to us may be non-exclusive, which would permit third parties to use the same intellectual property to compete with us; and

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redesigning our current or any future product candidates or processes so they do not infringe, misappropriate or violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.
Third parties may assert that we are employing their proprietary technology without authorization. Patents issued in the United States by law enjoy a presumption of validity that can be rebutted in U.S. courts only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our current or any future product candidates. Patent applications can take many years to issue. In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after their earliest priority filing date, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications covering our current or any future product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over our patent applications or patents we may own or in-license, we may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis. There may be currently pending third-party patent applications which may later result in issued patents that our current or any future product candidates may infringe. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our current or any future product candidates or other technologies, could be found to be infringed by our current or any future product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our current or any future product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our current or any future product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be nonexclusive, thereby giving our competitors access to the same technologies licensed to us.
In addition, parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our current or any future product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or any future product candidates, which licenses may not be available on commercially reasonable terms, or at all. In that event, we would be unable to further develop and commercialize our current or any future product candidates or technologies, which could harm our business significantly.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information, alleged trade secrets of third parties or competitors, or are in breach of non-competition or non-solicitation agreements with our competitors or their former employers.
As is common in the biotechnology and pharmaceutical industries, we employ individuals and engage the services of consultants who previously worked for other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending and we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We may also be subject to claims that patents and applications we have filed to protect inventions of our employees, consultants and advisors, even those related to one or more of our current or any future product candidates or other technologies, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities.
We will not obtain patent or other intellectual property protection for any current or future product candidates in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.
We may not be able to pursue patent coverage of our current or any future product candidates or other technologies in all countries. Filing, prosecuting and defending patents on current or future product candidates and other technologies in all countries throughout the world would be prohibitively expensive, and intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from infringing on our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our current or any future product candidates and in jurisdictions where we do not have any issued patents our patent applications or other intellectual property rights may not be effective or sufficient to prevent them from competing. Much of our patent portfolio is at a very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical products, which could make it difficult for us to stop the infringement of any patents we may own or in-license or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce any rights we may have in our patent applications or any patents we may own or in-license in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we may own or in-license at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents we may own or license that are relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

We may not obtain or grant licenses or sublicenses to intellectual property rights in all markets on equally or sufficiently favorable terms with third parties.
It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. The licensing of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. More established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected current or future product candidates, which could materially harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.
Any future collaboration and license agreements that we enter into may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, increase what we believe to be our financial or other obligations under the relevant agreement, or decrease what we believe to be the financial or other obligations of our licensee under the relevant agreement, any of which could materially harm our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements or obtain additional licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected products or product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.
Further, our licensors may retain certain rights under their agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse. In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act, or the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. If, in the future, we co-own or license in technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.
Changes in patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On March 16, 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.
The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, the patent positions of companies in the development and commercialization of biopharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.
We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might subject us to infringement claims or adversely affect our ability to develop and market our current or any future product candidates.
We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our current or any future product candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000, and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. As mentioned above, patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our current or any future product candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our current or any future product candidates or the use of our current or any future product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our current or any future product candidates. We may incorrectly determine that our current or any future product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will be issued with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our current or any future product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our current or any future product candidates.
If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, which may be significant, we may be temporarily or permanently prohibited from commercializing any of our current or any future product candidates or technologies that are held to be infringing. We might, if possible, also be forced to redesign current or future product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could adversely affect our business, financial condition, results of operations and prospects.
Intellectual property rights do not guarantee commercial success of current or future product candidates or other business activities. Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.
The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:
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patent applications that we own or may in-license may not lead to issued patents;

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patents, should they issue, that we may own or in-license, may not provide us with any competitive advantages, may be narrowed in scope, or may be challenged and held invalid or unenforceable;

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others may be able to develop and/or practice technology, including compounds that are similar to the chemical compositions of our current or any future product candidates, that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents we may own or in-license, should any patents issue;

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third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

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we, or our future licensors or collaborators, might not have been the first to make the inventions covered by a patent application that we own or may in-license;

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we, or our future licensors or collaborators, might not have been the first to file patent applications covering a particular invention;

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others may independently develop similar or alternative technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

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our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;

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third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

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we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how;

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we may not be able to maintain the confidentiality of our trade secrets or other proprietary information;

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we may not develop or in-license additional proprietary technologies that are patentable; and

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the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.
European patents and patent applications could be challenged in the recently created Unified Patent Court, or the UPC, for the European Union.
Our owned European patents and patent applications could be challenged in the recently created UPC for the European Union. We may decide to opt out our European patents and patent applications from the UPC. However, if certain formalities and requirements are not met, our European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. We cannot be certain that our or our licensors’ European patents and patent applications will avoid falling under the jurisdiction of the UPC, if we decide to opt out of the UPC. Under the UPC, a granted European patent would be valid and enforceable in numerous European countries. A successful invalidity challenge to a European patent under the UPC would result in loss of patent protection in those European countries. Accordingly, a single proceeding under the UPC could result in the partial or complete loss of patent protection in numerous European countries, rather than in each validated European country separately as such patents always have been adjudicated. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and products and, resultantly, on our business, financial condition, prospects and results of operations.
The use of new and evolving technologies, such as artificial intelligence, or AI, in our business may result in spending material resources and presents risks and challenges that can impact our business including by posing security and other risks to our confidential information, proprietary information and personal information.
Like most other businesses, we are increasingly integrating AI into our business, primarily through the adoption of third-party tools. These activities present cybersecurity, data privacy, intellectual property, regulatory, operational, competitive and reputational risks. In particular, AI technologies may produce inaccurate, biased or harmful outputs, and may be vulnerable to targeted attacks such as model or data poisoning. AI use also gives rise to intellectual property risks, including the potential disclosure or compromise of our confidential or proprietary information, intellectual property infringement and challenges to our ability to assert or defend ownership rights in AI-assisted work product.
A growing number of legislators and regulators globally are adopting laws and regulations, and focusing enforcement efforts, on the development and deployment of AI. These developments may increase our compliance burden and costs and expose us to legal liability if we fail to meet evolving legal standards or if our use of such technologies results in unanticipated harms. For example, the FDA has issued draft guidance on the use of AI in regulatory decision-making for drug and biological products, establishing a credibility assessment framework for evaluating AI model outputs intended to support regulatory submissions.
Our vendors may incorporate AI tools into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. In addition, the use of generative AI models in our internal or third-party systems may create new attack surfaces or methods for adversaries. Bad actors around the world use increasingly sophisticated methods, including AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these developments could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.
The cost of maintaining separate intellectual property protection across multiple jurisdictions could be significant and could divert capital from our development programs.
Prosecuting, maintaining, and enforcing our intellectual property portfolio across the United States, the United Kingdom and other jurisdictions requires substantial and ongoing expenditure, and following the withdrawal of the United Kingdom from the European Union, European patents must be validated and maintained separately in the United Kingdom, increasing the cost of our global IP strategy. If we are unable or choose not to maintain patent protection in any key jurisdiction due to cost constraints, the value of our product candidates and our ability to compete effectively in those markets could be materially impaired, which in turn could reduce our ability to attract partnership or licensing revenues and raise capital on favorable terms. The costs of our intellectual property maintenance program are difficult to predict and could increase materially as our pipeline expands.
Risks Related to Employee Matters and Managing Growth
Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
We are highly dependent on the research and development, clinical and business development expertise of Geoffrey McDonough, M.D., our Chief Executive Officer, Chris Guiffre, J.D., M.B.A., our Chief Financial Officer, Jyothis George, MBBS, Ph.D., our Chief Medical Officer, Alan P. Watt, Ph.D., M.B.A., our founder and Chief Scientific Officer, and Nicholas Clarke, Ph.D., our Chief Development Officer, as well as the other principal members of our management and scientific teams. Although we have entered into employment letter agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.
Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel. In addition, in order to induce employees to continue their employment with us, we have provided equity awards that vest over time and the value to our employees of such equity awards may be significantly affected by movements in our stock price that are beyond our control and may be at any time insufficient to counteract more lucrative offers from other companies. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize product candidates will be limited.
We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.
As of June 30, 2026, we had 21 full-time employees and six part-time consultants. In connection with becoming a public company, we expect to increase our number of employees and the scope of our operations, including the areas of sales, marketing and market access, medical affairs, clinical development, regulatory affairs, quality assurance, quality control, manufacturing, finance, accounting, legal, human resources, information technology and information security. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our current or any future product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our current or any future product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.
We have personnel in multiple countries and we may further expand in the future, which presents challenges in managing our business operations.
We are headquartered in Boston, Massachusetts and also have an office in Cambridge, United Kingdom. Additionally, we have personnel in multiple states within the United States. Conducting our business in multiple jurisdictions subjects us to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects, including, among other things:
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the increased complexity and costs inherent in managing multi-jurisdictional operations;

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diverse regulatory, financial and legal requirements, and any future changes to such requirements, in one or more countries where we are located or do business;

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country- and/or state-specific tax, labor and employment laws and regulations;

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challenges inherent in efficiently managing employees in diverse geographies, including the need to adapt systems, policies, benefits and compliance programs to differing labor and other regulations;

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liabilities for activities of, or related to, our international operations or product candidates;

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costs associated with tariffs;

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changes in currency rates; and

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regulations relating to data security and the unauthorized use of, or access to, commercial and personal information.

We continue to expand our operations, and our corporate structure and tax structure is complex. In connection with our current and future potential partnerships, we are actively engaged in developing and applying technologies and intellectual property with a view toward commercialization of products globally, often with commercialization partners. In connection with those activities, we will likely engage in complex cross-border and global transactions involving our technology, intellectual property and other assets, between us and other entities such as partners and licensees, and between us and our subsidiaries. Such cross-border and global arrangements are both difficult to manage and can potentially give rise to complexities in areas such as tax treatment, particularly since we are subject to multiple tax regimes and different tax authorities can also take different views from each other, even as regards the same cross-border transaction or arrangement. There can be no assurance that we will effectively manage this increased complexity without experiencing operating inefficiencies, control deficiencies or tax liabilities. Significant management time and effort is required to effectively manage the increased complexity of our company, and our failure to successfully do so could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We may be unable to adequately protect our information systems from cyberattacks, data breaches and cybersecurity incidents, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation and subject us to significant financial and legal exposure.
We rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect and use a variety of personal data, such as name, mailing address, email addresses, phone number and clinical trial information. We, like other organizations in our industry, have experienced threats and cybersecurity incidents relating to our information technology systems and infrastructure. Specifically in August 2025, we experienced a business email compromise event, which resulted in a fraudulent wire transfer, but has since been addressed and mitigated. A successful data breach, cybersecurity incident or other cyberattack could result in the theft or destruction of intellectual property, data or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks generally are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, wrongful conduct or error by vendors or employees, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of malware, denial-of-service, ransomware, business email compromises, data breaches, viruses, social engineering (including phishing attacks) fraud or other means to threaten or compromise the security, confidentiality, integrity and availability of systems and information. A successful cyberattack, data breach or cybersecurity incident could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of protected information or confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans.
Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent cybersecurity incidents or data breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Attempts to disrupt or gain unauthorized access to our and our third-party vendors’ information systems from malicious third parties or insider threats may incorporate widely varying and frequently changing tactics, which may be enhanced or facilitated by evolving technology, including artificial intelligence. In addition, although we carry cyber insurance, in the event of a cybersecurity incident or breach, such coverage may not be sufficient to cover all losses. Any failure to prevent or mitigate or adequately address any cybersecurity incidents, data breaches, or other improper access to, use of or disclosure of our clinical data or patients’ personal data could require us to notify impacted stakeholders (including affected individuals, regulators and investors) and result in significant liability through litigation and regulatory investigations and enforcement actions, including under U.K. data protection laws, U.S. state (e.g., state breach notification laws), and/or federal laws and laws of other foreign jurisdictions (e.g., the EU General Data Protection Regulation, or GDPR) and may cause a material adverse impact to our reputation, affect our ability to use collected data, conduct new studies and potentially disrupt our business.
For example, the loss of data from preclinical studies or clinical trials for our current or any future product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or cybersecurity incident results in a loss of or damage to our data or applications, other data or applications relating to our technology or current or future product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our current or any future product candidates could be delayed.
We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies, cybersecurity incidents or data breaches. We also rely on our employees and consultants to safeguard their security credentials and follow our policies and procedures regarding use and access of computers and other devices that may contain our sensitive information. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above, as well as disputes with physicians, patients and our partners, litigation, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate or adequately address any cybersecurity incidents, data breaches, or other improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such cybersecurity incidents or data breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business, or fines and penalties. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our privacy and data security obligations.
We, our collaborators and our service providers may be subject to a variety of privacy and data security laws, regulations and contractual obligations, and our failure to comply with them could harm our business.
We maintain a large quantity of sensitive information, including confidential business and patient health information including in connection with our clinical trials and preclinical studies, and are subject to laws and regulations governing the privacy and security of such information. In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and new laws continue to be proposed. At the state level, numerous states have or are in the process of enacting or considering comprehensive state-level data privacy and security laws, rules and regulations while other states have focused on more narrow aspects of privacy. In the state of Washington, for example, the My Health My Data Act requires regulated entities to obtain consent to collect health information, grant consumers certain rights, including to request deletion of their information, and provide for robust enforcement mechanisms, including enforcement by the Washington state attorney-general and a private right of action for consumer claims.
Outside of the United States, many jurisdictions have enacted stringent privacy and data protection laws. The collection, use, disclosure, transfer or other processing of personal data originating from the European Economic Area, or EEA, and United Kingdom, or UK, is governed by the General Data Protection Regulation, or EU GDPR, and the UK General Data Protection Regulation, or UK GDPR, which, together with the EU GDPR, is referred to as the GDPR. The GDPR imposes stringent requirements for controllers and processors of personal data of persons in the EU and UK, including, for example, ensuring an appropriate legal basis or condition applies to the processing of personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU and UK to the United States and other third countries. We rely on the UK International Data Transfer Agreement, or IDTA, as the principal mechanism for transferring personal data from the United Kingdom to the United States and other third countries. These transfer mechanisms remain subject to legal challenge and to evolving regulatory and judicial interpretation, and the IDTA or other mechanisms on which we rely could be invalidated, suspended or made subject to additional conditions, which could require us to implement alternative safeguards, restrict or suspend data transfers or incur additional compliance costs. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data. Failure to comply with the requirements of the GDPR may result in fines of up to €20,000,000 (or £17.5 million in the UK) or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. For additional information on these regimes, see “Business - Government Regulation - Data Privacy and Security”. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to ensure compliance, and despite those efforts, if we fail, or are perceived to fail, to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect our reputation, business, financial condition and results of operations.
Our employees, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws.
We are exposed to the risk that our employees, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing, patient support and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, patient support and other business arrangements. Other activities subject to these laws include the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment, reputational harm, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
Risks Related to Our Common Stock and This Offering
The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.
Our stock price is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:
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the success of competitive drugs or technologies;

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results of preclinical studies and clinical trials of our current or any future product candidates or those of our competitors;

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unanticipated safety concerns related to the use of any of our product candidates;

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regulatory or legal developments in the United States and other countries;

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developments or disputes concerning patent applications, issued patents or other proprietary rights;

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the recruitment or departure of key personnel;

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the level of expenses related to any of our current or any future product candidates or clinical development programs;

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the results of our efforts to discover, develop, acquire or in-license additional current or future product candidates or drugs;

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actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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variations in our financial results or those of companies that are perceived to be similar to us;

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product liability claims or other litigation;

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changes in the structure of healthcare payment systems;

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market conditions in the pharmaceutical and biotechnology sectors;

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general economic, industry and market conditions, including inflation and potential tariffs; and

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the other factors described in this “Risk Factors” section.

The stock market in general, including The Nasdaq Stock Market LLC, or Nasdaq, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects or developments relating to geopolitical events or public health crises, may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this section, could have a significant and material adverse impact on the market price of our common stock.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.
Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to list our common stock on Nasdaq, an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.
We may not be able to maintain a listing of our common stock on Nasdaq.
We must meet certain financial and liquidity criteria to maintain our listing on Nasdaq. If we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. The delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.
If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the assumed initial public offering price of $       per share, the midpoint of the range set forth on the cover of this prospectus, purchasers of common stock in this offering will experience immediate dilution of $       per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute % of the total amount invested by stockholders since inception but will only own % of the shares of common stock outstanding. In the past, we issued options and other securities to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See the section of this prospectus titled “Dilution” for a more detailed description of the dilution to new investors in the offering.
Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our current or any future product candidates.
Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that materially adversely affect your rights as a common stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
If we raise funds through additional collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, discovery programs or current or future product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, scale back or discontinue the development and commercialization of one or more of our product candidates, delay our pursuit of potential in-licenses or acquisitions or grant rights to develop and market current or future product candidates that we would otherwise prefer to develop and market ourselves.
If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.
The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. In the event we do have research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. Additionally, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.
We have identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate these material weaknesses in our internal control over financial reporting, it could have an adverse effect on our company.
We have identified certain material weaknesses in our internal control over financial reporting. These material weaknesses include: (1) ineffective controls activities, including those related to recognition in the appropriate period for certain transactions; (2) an ineffective control environment, including a lack of sufficient accounting personnel and oversight processes; (3) ineffective risk assessment controls, including those policies and practices that would identify changes in our business practices and information technology, which could significantly impact our consolidated financial statements and system of internal controls; and (4) ineffective monitoring of controls related to the financial close and reporting process. Had we performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxely Act, or Section 404, additional control deficiencies may have been identified by management, and those control deficiencies could have also represented one or more material weaknesses.
In an effort to remediate these material weaknesses, we have retained an accounting consulting firm to provide additional depth and breadth in our technical accounting and financial reporting capabilities. We intend to continue this arrangement until permanent technical accounting resources are identified and hired. We intend to formalize our policies and procedures surrounding our financial close, financial reporting and other accounting processes. We intend to further develop and document necessary policies and procedures regarding our internal control over financial reporting, such that we are able to perform a Section 404 analysis of our internal control over financial reporting when and as required following the completion of this offering. We are in the process of recruiting additional qualified accounting and finance personnel to provide needed levels of expertise in our internal accounting function. We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. We also cannot assure you that we have identified all or that we will not have additional material weaknesses in the future. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation when required by reporting requirements under the Exchange Act of 1934, as amended, or the Exchange Act or Section 404 after this offering. Further, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.
We expect to incur additional costs to remediate these control deficiencies, though there can be no assurance that our efforts will be successful or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by Nasdaq, the SEC or other regulatory authorities.
If we fail to establish and maintain proper and effective internal controls, our ability to produce accurate and timely financial results could be impaired, which could result in sanctions or other penalties that would harm our business, as well as lost confidence from investors, and the trading price of our common stock may decline.
Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be reevaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles, or GAAP, in the United States.
After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process design evaluation and testing of the effectiveness of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Annual Report on Form 10-K for that year, as required by Section 404. To achieve compliance with Section 404 within the prescribed period, in connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, including through hiring additional financial and accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.
If we are not able to comply with the requirements of Section 404 in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, including equivalent foreign authorities.
We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an emerging growth company or a non-accelerated filer, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years following completion of this initial public offering. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation.
Our executive officers, directors, principal stockholders and their affiliates will continue to exercise significant influence over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.
Immediately following the completion of this offering, and disregarding any shares of common stock that they purchase in this offering, the existing holdings of our executive officers, directors, principal stockholders and their affiliates will represent beneficial ownership, in the aggregate, of approximately % of our outstanding common stock, assuming no exercise of the underwriters’ option to acquire additional common stock in this offering and assuming we issue the number of shares of common stock as set forth on the cover page of this prospectus. In addition, five of our directors are affiliated with our principal stockholders. As a result, these stockholders, if they act together, will be able to influence our management and affairs and the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests with respect to their common stock that are different from those of investors in this offering. The concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:
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delaying, deferring or preventing a change of control of us;

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impeding a merger, consolidation, takeover or other business combination involving us; or

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discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

See the section of this prospectus titled “Principal Stockholders” for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, imposes significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Emerging growth companies may implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of these extended transition periods, but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.
We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.
Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.
Our fifth amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and the effectiveness of our fourth amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, will contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:
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a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

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a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

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a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

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advance notice requirements for stockholder proposals and nominations for election to our board of directors;

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a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, or DGCL, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These antitakeover provisions and other provisions in our fourth amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.
Our amended and restated bylaws that will become effective upon the effectiveness of our registration statement designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us.
Pursuant to our amended and restated bylaws that will become effective upon the effectiveness of our registration statement, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (iii) any action asserting a claim pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
We recognize that the Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts, as applicable. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.
If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock, on an as-converted basis, outstanding as of June 30, 2026, upon the completion of this offering, we will have outstanding a total of shares of common stock, assuming no exercise of the underwriters’ option to purchase an additional shares. Of these shares, as of the date of this prospectus, approximately shares of our common stock, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, assuming that current stockholders do not purchase shares in this offering. The representatives of the underwriters, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.
The lock-up agreements pertaining to this offering will expire    days from the date of this prospectus. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of June 30, 2026, up to an additional shares of common stock will be eligible for sale in the public market, approximately % of which shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act.
Upon completion of this offering, shares of common stock that are either subject to outstanding options, reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.
After this offering, the holders of approximately shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market for our common stock.
We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.
We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to not “opt out” of this exemption from complying with new or revised accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.
Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.
After the completion of this offering, we may be at an increased risk of securities class action litigation.
Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
General Risk Factors
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and its financial condition and results of operations.
Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to market-wide liquidity problems. Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets or concerns or negative expectations about the prospects for companies in the financial services industry. While it is not possible at this time to predict the extent of the impact that high market volatility and instability of the financial services industry could have on economic activity and our business in particular, the failure of other banks and financial institutions and the measures taken by governments, businesses and other organizations in response to these events could adversely impact our business, financial condition and results of operations.
Public health crises, such as a pandemic, epidemic or outbreak of other highly infectious or contagious diseases, could seriously harm our research, development and potential future commercialization efforts, increase our costs and expenses and have a material adverse effect on our business, financial condition and results of operations.
Public health crises, such as a pandemic, epidemic or outbreak of other highly infectious or contagious diseases, could adversely impact our business, the business operations of third parties on whom we rely and our ongoing or planned research and development activities. Additionally, timely enrollment in our ongoing and planned clinical trials is dependent upon clinical trial sites which may be adversely affected by global health concerns. Public health crises could result in increased adverse events and deaths in our clinical trials. Some factors from public health crises that could delay or otherwise adversely affect enrollment in the clinical trials of our product candidates, as well as our business generally, include:
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the potential diversion of healthcare resources away from the conduct of clinical trials to focus on public health crises, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our prospective clinical trials and the need for drugs and other supplies that clinical trial sites must have on hand to conduct our clinical trials to be used to address such public health crises;

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limitations on travel that could interrupt key trial and business activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that will impact the ability or willingness of patients, employees or contractors to travel to our clinical trial sites or secure visas or entry permissions, a loss of face-to-face meetings and other interactions with potential partners, any of which could delay or adversely impact the conduct or progress of our prospective clinical trials;

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interruption in global shipping affecting the transport of clinical trial materials, such as patient samples, investigational drug product and conditioning drugs and other supplies used in our prospective clinical trials;

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interruptions in operations at our third-party manufacturers, which could result in delays or disruptions in the supply of our current product candidates and any future product candidates; and

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business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, product manufacturing and supply, staffing shortages, travel limitations or mass transit disruptions, any of which could adversely impact our business operations or delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

Any of these factors, and other factors related to any such disruptions that are unforeseen, could have a material adverse effect on our business and our results of operations and financial condition. Further, uncertainty around these and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to raise the necessary capital needed to develop and commercialize our product candidates.
We or the third parties upon whom we depend may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities on which we rely, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. For example, following Hurricane Maria, shortages in production and delays in a number of medical supplies produced in Puerto Rico resulted, and any similar interruption due to a natural disaster affecting us or any of our third-party manufacturers could materially delay our operations.
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.
As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, declines in consumer confidence, concerns about declines in economic growth, increases in the rate of inflation and uncertainty about economic stability, including in connection with actions undertaken by the U.S. Federal Reserve Board to address inflation and geopolitical conflicts. There can be no assurance that further volatility in credit and financial markets and confidence in economic conditions will not occur.
Regional or single-source dependencies may in some cases accentuate these risks. For example, the pharmaceutical industry in general, and in some instances we or our collaborators or other third parties on which we or they rely, depend on China-based suppliers or service providers for certain raw materials, products and services or other activities. Our ability or the ability of our collaborators or such other third parties to continue to engage these China-based suppliers or service providers for certain preclinical research programs and clinical development programs could be restricted due to geopolitical developments between the United States and China, including as a result of the escalation of tariffs.
Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets continue to be volatile it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Furthermore, our stock price may decline due in part to the volatility of the stock market and a general economic downturn.
Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be subject to certain limitations.
As of December 31, 2025, we had federal net operating loss, or NOL, carryforwards of $17.9 million and no federal tax credits. The Company’s federal net operating loss carryforwards have an indefinite life. The Company also had gross state NOLs of $13.7 million that begin to expire in 2042. As of December 31, 2025, we had gross foreign net operating loss carryforwards of $73.1 million that have an indefinite life. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs or tax credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period.
Our existing NOLs or credits may be subject to limitations arising from previous ownership changes, and our ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. In addition, this offering and future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our use of NOLs or credits may also be limited under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits.

Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. As described above under “Risk Factors-Risks Related to Our Financial Position and Capital Needs,” we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. Therefore, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOL or credit carryforwards.
Changes in tax law may adversely affect us or our investors.
The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or IRS, and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many changes have been made and changes are likely to continue to occur in the future.
For example, the One Big Beautiful Bill Act, or the OBBBA, was signed into law on July 4, 2025 and made significant changes to U.S. federal tax law. Under Section 174 of the Code, for instance, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development performed outside the United States will be capitalized and amortized, which may have had an adverse effect on our cash flow. The OBBBA provides that for taxable years beginning after December 31, 2024, expenses that are incurred for research and development performed in the United States may, at the taxpayer’s election, be immediately deducted or capitalized and amortized under Section 174 of the Code. In addition, the OBBBA provides that, for taxable years beginning after December 31, 2021 and before January 1, 2025, certain eligible taxpayers generally may elect to retroactively deduct expenses for research and development performed in the United States in such taxable years by filing amended tax returns for such taxable years and all other taxpayers that are not eligible to make such an election and that amortized expenses for research and development performed in the United States in such taxable years generally may elect to accelerate and deduct the remaining unamortized amounts of such research and development expenses (i) in the first taxable year beginning after December 31, 2024, or (ii) ratably over the two-taxable year period beginning with the first taxable year beginning after December 31, 2024.
It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our or our stockholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. These statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:
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the initiation, timing, progress and results of our ongoing and future clinical trials;

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our ability to successfully complete our clinical trials at the pace we project, and to replicate positive results from earlier preclinical studies;

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our ability to advance ruvonoflast, NT-0150 and any future product candidates through applicable regulatory approval processes;

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our ability to demonstrate that our current and any future product candidates are safe and effective for their proposed indications and our expectations around their beneficial characteristics and therapeutic effects;

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our ability to establish ruvonoflast and NT-0150 as a new standard of care for inhibiting the activation of NLRP3;

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our ability to maximize the potential of our product candidates by advancing them through a planned registrational Phase 3 trial as a treatment for addressing NLRP3-driven diseases;

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the prevalence of the unmet needs in cardiometabolic and neuroinflammatory disease and the size of the market opportunity;

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our estimates of the number of patients that we will enroll in our clinical trials;

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the timing of announcement of interim and final results from clinical trials;

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our ability to meet future regulatory standards with respect to ruvonoflast and NT-0150 or any future product candidates, if approved;

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the implementation of our business model and strategic plans, including our ability to build a preeminent independent biopharmaceutical company;

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our ability to identify, acquire and advance additional development candidates targeting unmet and under-met medical needs in cardiometabolic and neuroinflammatory diseases;

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our ability to rely on third party manufacturers, and successfully manufacture our current and any future product candidates for clinical trials and on a larger scale for commercial use, if approved;

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our ability to realize the benefits of business development activities to expand our pipeline;

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our ability to maintain, expand and protect our intellectual property;

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developments relating to our competitors and our industry;

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existing regulations and regulatory developments in the United States and other jurisdictions;

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general economic, industry, and market conditions, including rising interest rates and inflation;

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our ability to attract, hire, and retain our key personnel and additional qualified personnel;

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our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act or a smaller reporting company;

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our anticipated use of our existing cash and cash equivalents and the net proceeds from this offering;

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our estimates regarding expenses, future revenue, capital requirements and needs for additional financing and our ability to continue as a going concern; and

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other risks and uncertainties, including those listed under the caption “Risk Factors.”

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from those implied or projected by forward-looking statements include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.
While we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY AND OTHER DATA
Unless otherwise indicated, market and industry data contained in this prospectus, including potential market opportunities, are based on our management’s estimates and research, as well as information obtained from industry and general publications, scientific literature, surveys and reports, as well as research and studies conducted by third parties. Although we believe that the information from these third-party publications, research and studies included in this prospectus is reliable, and we are responsible for the accuracy of such information, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations and the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

USE OF PROCEEDS
We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $     million, or $     million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $     per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $     million, assuming no change in the assumed initial public offering price of $     per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
As of June 30, 2026, we had cash and cash equivalents of $     million. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, for the following:
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approximately $     million to advance ruvonoflast through our proposed Phase 3 clinical trial in PAD;

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approximately $     million to invest in commercial readiness for ruvonoflast, if approved; and

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approximately $     million to fund continued development for our earlier stage pipeline; and

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the remainder for working capital and general corporate purposes.

Based on our current plans, we believe that our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements at least through                . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not expect that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient for us to fund ruvonoflast, our earlier stage pipeline or any future product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization. See “Risk Factors — Risks Related to Our Financial Position and Capital Needs — As part of our ongoing business, we will need to raise substantial additional funding beyond our current capital. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our product candidate development programs or future commercialization efforts.” We plan to continue to fund our operations through proceeds from public or private equity offerings, or other strategic transactions. We do not have any committed external source of funds.
Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above and we expect that we will require additional funds in order to fully accomplish the specified uses of the proceeds of this offering.
Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including direct or guaranteed obligations of the U.S. government, money market fund shares, and bank deposits that are insured by the Federal Deposit Insurance Corporation. We cannot predict whether the proceeds invested will yield a favorable return. Our management will retain broad discretion in the application of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We do not intend to pay cash dividends to our stockholders in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the growth and development of our business. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.
In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2026:
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on an actual basis;

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on a pro forma basis, to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock, in the aggregate, into the equivalent number of shares of common stock prior to the completion of this offering and (ii) the filing and effectiveness of our fourth amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

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on a pro forma as adjusted basis to give further effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of     shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

AS OF JUNE 30, 2026
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED(1)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Cash and cash equivalents	$	$

Convertible preferred stock (Junior Preferred Stock, Series A1, A2, B1, B2, C, D1, D2 and D3 Preferred Stock), $0.00001 par value;              shares authorized, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Stockholders’ (deficit) equity:
Preferred stock, $0.00001 par value; shares authorized, issued or outstanding, actual; shares authorized and shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, $0.00001 par value; shares authorized and shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma and pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ (deficit) equity	$	$
Total capitalization		$	$

 (1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ (deficit) equity and total capitalization by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ (deficit) equity and total capitalization by $     million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock in the table above is based on      shares of common stock outstanding as of June 30, 2026, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2026 into an aggregate of     shares of common stock immediately prior to the completion of this offering, and excludes:
▪
     shares of restricted common stock outstanding as of June 30, 2026;

▪
     shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2026 under our 2021 Plan, with a weighted-average exercise price of $     per share;

▪
     shares of common stock issuable upon the exercise of stock options that were granted under our 2021 Plan subsequent to June 30, 2026 at a weighted-average exercise price of $     per share;

▪
     shares of common stock reserved for future issuance as of June 30, 2026 under the 2021 Plan, which will cease to be available for issuance at the time that our 2026 Plan becomes effective;

▪
     shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part; and

▪
     shares of common stock reserved for future issuance under our ESPP.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
Our historical net tangible book value as of June 30, 2026 was a deficit of $     million, or $     per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying values of our convertible preferred stock, which is not included within stockholders’ deficit. Our historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of June 30, 2026.
Our pro forma net tangible book value as of June 30, 2026 was $      million, or $     per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock, in the aggregate, into the equivalent number of shares of common stock prior to the completion of this offering. Pro forma net tangible book value (deficit) per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2026, after giving effect to the pro forma adjustments described above.
After giving further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2026 would have been $     million, or $     per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value per share of $     to our existing stockholders and immediate dilution of $     in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis (without giving effect to any exercise by the underwriters of their option to purchase additional shares):
Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2026	$
Increase in net tangible book value per share as of June 30, 2026 attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of June 30, 2026
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing common stock in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.
Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $     and dilution per share to new investors purchasing common stock in this offering by $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $     and decrease dilution per share to new investors purchasing common stock in this offering by $     , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $     and increase dilution per share to new investors purchasing common stock in this offering by $     , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase up to               additional shares of our common stock in full, our pro forma as adjusted net tangible book value per share after this offering would be $    per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $     per share to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $     per share to new investors purchasing common stock in this offering, based on the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes on the pro forma as adjusted basis described above, as of June 30, 2026, the total number of shares of common stock purchased from us on an as converted basis to common stock, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. New investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.
	SHARES PURCHASED		TOTAL CONSIDERATION		WEIGHTED-AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	NUMBER	PERCENT
Existing stockholders		%	$	%	$
New investors
Total		100%	$	100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares of our common stock is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to     % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and calculations above (other than the historical net tangible book value (deficit) calculations) are based on     shares of common stock outstanding as of June 30, 2026, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2026 into an aggregate of     shares of common stock immediately prior to the completion of this offering, and excludes:
▪
     shares of restricted common stock outstanding as of June 30, 2026;

▪
     shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2026 under our 2021 Plan, with a weighted-average exercise price of $      per share;

▪
     shares of common stock issuable upon the exercise of stock options that were granted under our 2021 Plan subsequent to June 30, 2026 at a weighted-average exercise price of $     per share;

▪
     shares of common stock reserved for future issuance as of June 30, 2026 under the 2021 Plan, which will cease to be available for issuance at the time that our 2026 Plan becomes effective;

▪
     shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part; and

▪
     shares of common stock reserved for future issuance under our ESPP.

To the extent that new stock options are issued or any outstanding options are exercised, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes thereto and other financial information included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.” Please also see the section titled “Special Note Regarding Forward-Looking Statements.”
Overview
We are a clinical-stage biotechnology company developing a portfolio of internally invented, proprietary and wholly owned oral inhibitors of NOD-like receptor protein 3, or NLRP3. NLRP3 activation triggers formation of the NLRP3 inflammasome, an intracellular protein complex involved in the body’s inflammatory response. When NLRP3 becomes chronically activated, it stimulates a cascade of inflammatory mediators that drive the development and progression of cardiovascular and neuroinflammatory disease. This phenomenon, known as residual inflammatory risk, or RIR, refers to the ongoing inflammatory burden that contributes to disease progression even when risk factors are well controlled. By directly inhibiting NLRP3, we aim to address the underlying inflammatory mechanisms that drive RIR and deliver potentially disease-modifying therapies in cardiovascular and neurologic diseases.
Since inception, we have devoted substantially all of our resources to conducting our ongoing Phase 2 clinical trial for ruvonoflast, conducting and completing Phase 1 clinical trials for ruvonoflast and NT-0150, undertaking preclinical studies and investigational new drug, or IND, enabling activities of our product candidates, researching and developing our pipeline of product candidates, including ruvonoflast and NT-0150, building our intellectual property portfolio, raising capital, business planning, and organizing and staffing our company. We have never generated any revenue from drug sales. We have not obtained regulatory approvals for any of our product candidates. To date, we have funded our operations primarily with proceeds from the issuance and sale of convertible preferred stock across multiple financing rounds since 2016 and the issuance of convertible promissory notes in 2023, including the $49.8 million of gross proceeds we received in April 2025 from the issuance of Series D convertible preferred stock.
We have incurred operating losses since inception as a result of our research and development activities and expenditures to advance our product candidates. We have generated net losses of $42.2 million and $25.2 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $185.1 million. We expect to continue to incur significantly increased expenses for the foreseeable future if, and as, we:
▪
initiate our planned Phase 3 clinical trial of ruvonoflast in peripheral artery disease, or PAD;

▪
initiate commercial preparations for ruvonoflast, if and when our planned Phase 3 clinical trial is successful and we receive regulatory approval;

▪
conduct additional clinical development for NT-0150;

▪
further develop ruvonoflast for additional atherosclerotic cardiovascular disease, or ASCVD, indications, if supported by data from our planned Phase 3 clinical trial of ruvonoflast in PAD and regulatory feedback;

▪
prepare and submit IND applications and comparable applications for clinical trial authorization for our current and future product candidates, and prepare new drug applications, or NDAs, and comparable applications for marketing authorization for successful product candidates, as appropriate;

▪
enter into manufacturing arrangements for our product candidates;

▪
advance our research and development related activities to expand our product pipeline;

▪
seek regulatory approval for our product candidates that successfully complete clinical development;

▪
develop and scale up our capabilities to support our future clinical trials for our product candidates and commercialization of any of our product candidates for which we may obtain regulatory approval;

▪
maintain, expand and protect our intellectual property portfolio;

▪
hire additional staff, including commercial, clinical, scientific, regulatory and management personnel;

▪
secure facilities to support continued growth in our research, development and commercialization efforts; and

▪
incur additional costs of operating as a public company, including increased costs of audit, legal, regulatory and tax-related services associated with maintaining compliance with the listing standards of a national securities exchange and Securities and Exchange Commission, or SEC, requirements, director and officer insurance premiums and investor and public relations costs.

In addition, if we obtain regulatory approval for our current or any future product candidates, we will incur significant commercialization expenses, including for sales, marketing, manufacturing and distribution. Because of the numerous risks and uncertainties associated with developing pharmaceutical drugs, including in light of any economic fluctuations, we are unable to predict the extent of any future losses or when we will become profitable, if at all.
Even if we achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or annual basis. Our failure to achieve, sustain or increase our profitability could depress the value of our company and could impair our ability to raise capital, expand our business, maintain our development efforts, obtain product approvals, diversify our offerings and could also cause you to lose all or part of your investment.
As of December 31, 2025, we had cash and cash equivalents of $28.6 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through                . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “ — Liquidity and Capital Resources” below and “Risk Factors — Risks Related to Our Financial Position and Capital Needs” beginning on page 12 of this prospectus. Our future viability beyond that point is dependent on our ability to raise additional capital to finance our operations. Without giving effect to the net proceeds from this offering, we expect that our cash balance as of June 30, 2026, will enable us to fund our operating expenses and capital requirements into the second half of 2026. To finance our operations beyond that point, we will need to raise additional capital, which cannot be assured. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern for the one-year period following June 30, 2026, the issuance date of our consolidated financial statements. See Note 1 to our consolidated financial statements appearing elsewhere in this prospectus for additional information on our assessment.
Impact of General Economic Risk Factors on Operations
Uncertainty in the global economy presents significant risks to our business. We are subject to continuing risks and uncertainties in connection with the current macroeconomic environment. While we are closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of our business, the ultimate extent of the impact remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside our control and could exist for an extended period of time. We will continue to evaluate the nature and extent of the potential impacts to our business, results of operations, liquidity and capital resources. For additional information, see the section titled “Risk Factors — Risks Related to Our Business and Industry.”
Components of Results of Operations
The following discussion describes the principal components of our consolidated statements of operations and comprehensive loss as well as the factors affecting our results of operations.
Revenue
To date, we have not generated revenue from any sources, including product sales, and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales or payments from future collaboration or license agreements with third parties. We cannot predict if, when, or to what extent we will generate revenue from the commercialization and sale of our product candidates.
Operating Expenses
Our operating expenses consist of research and development expenses and general and administrative expenses.

Research and Development
Research and development expenses consist primarily of costs incurred in connection with the research and development of our programs. These expenses include:
▪
fees paid to contract research organizations, or CROs, in connection with clinical trials as well as preclinical and toxicology studies;

▪
fees paid to contract manufacturing organizations, or CMOs, in connection with the production of research products and clinical trial materials;

▪
salaries, benefits, and other employee-related costs, including stock-based compensation expense, for personnel engaged in research and development functions;

▪
fees paid to vendors that conduct certain research and development activities on our behalf;

▪
other expenses associated with laboratory supplies and other materials;

▪
professional service fees for consulting and related services; and

▪
facility costs, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities and other supplies.

We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we continue the research and development of, advance the preclinical and clinical activities of, and seek marketing approval for, our current or any future product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution.
Additionally, as a company that carries out extensive research and development activities, we seek to benefit from the United Kingdom Small and Medium-sized Enterprises research and development Tax Credit Program, or the SME Program. Qualifying expenditures primarily consist of employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income. Such credits are accounted for as a benefit from research and development tax credits within the consolidated statements of operations and comprehensive loss in the period in which the qualifying expenditures are incurred. We recorded a benefit of $4.0 million under the SME Program for the year ended December 31, 2024. For the year ended December 31, 2025, we did not record a benefit under the SME Program as the amount was not known as of the date of this filing.
General and Administrative
Our general and administrative expenses consist primarily of personnel-related expenses, including recruiting costs, salaries, bonuses, benefits and stock-based compensation, for individuals in our executive, finance, operations, human resources, business development and other administrative functions. Our other significant general and administrative expenses include legal fees relating to corporate matters and patent-related activities, insurance costs, information technology and professional and consulting fees associated with accounting, audit, tax and investor and public relations. For the year ended December 31, 2025, general and administrative expenses additionally include a loss related to the August 2025 cybersecurity incident.
We expect that our general and administrative expenses will increase substantially for the foreseeable future as we increase our headcount and incur increased expenses associated with becoming a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services, additional director and officer insurance costs and investor and public relations costs.
Other Income (Expense), Net
Our other income (expense), net primarily relates to changes in the fair value of our convertible promissory notes, issued pursuant to the Note and Warrant Purchase Agreement in November 2023, or the Notes, for which we elected the fair value option under ASC Topic 825, and interest accrued on the Notes. Changes in fair value attributable to base market risk are recorded in other income (expense), net. Following the conversion of the Notes into Series D3 convertible preferred stock, or the Series D3 Stock, in April 2025, no further fair value remeasurement is required.
Income Taxes
No provision for income taxes was recorded for the years ended December 31, 2025 and 2024. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date, as we believe it is not more likely than not that the benefit will be realized due to our cumulative losses generated to date and our expectation of future losses.

Foreign Currency Translation Adjustment
Our reporting currency is the U.S. dollar. The functional currency of NodThera Limited, our wholly owned UK subsidiary, is British pound sterling. Assets and liabilities of NodThera Limited are translated into U.S. dollar at the exchange rate in effect at each balance sheet date, while expenses are translated using average exchange rates prevailing during the respective reporting period. The resulting cumulative foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss within stockholders’ deficit. For the years ended December 31, 2025 and 2024, we recorded foreign currency translation adjustments of $(0.2) million and $0.1 million, respectively.
Results of Operations
Comparison of the Years Ended December 31, 2025 and 2024
The following table summarizes our consolidated statements of operations and comprehensive loss for the periods presented (in thousands):
	YEAR ENDED DECEMBER 31,
	2025	2024	CHANGE ($)	CHANGE (%)
Operating expenses:
Research and development	$31,369	$16,759	$14,610	87.2%
General and administrative	9,622	6,639	2,983	44.9%
Total operating expenses	40,991	23,398	17,593	75.2%
Loss from operations	(40,991)	(23,398)	(17,593)	75.2%
Other income (expense), net:
Change in fair value of convertible promissory notes	(2,200)	(2,000)	(200)	(10.0)%
Foreign currency transaction gain (loss), net	286	(257)	543	(211.3)%
Interest income	726	450	276	61.3%
Net loss	$(42,179)	$(25,205)	$(16,974)	67.3%
Other comprehensive (loss) income:
Foreign currency translation adjustment	(175)	134	(309)	(230.6)%
Comprehensive loss	$(42,354)	$(25,071)	$(17,283)	68.9%

Research and Development Expenses
The following table summarizes our research and development expenses for the periods presented (in thousands):
	YEAR ENDED DECEMBER 31,
	2025	2024	CHANGE ($)	CHANGE (%)
Research and development expenses by program:
Ruvonoflast (formerly known as NT-0796)	$17,994	$10,675	$7,319	68.6%
NT-0150	5,814	2,548	3,266	128.2%
NT-0249	282	913	(631)	(69.0)%
Other research and development expenses	7,279	2,623	4,656	177.5%
Total research and development expenses	$31,369	$16,759	$14,610	87.2%

Research and development expenses increased by $14.6 million to $31.4 million for the year ended December 31, 2025, compared to $16.8 million for the year ended December 31, 2024. The increase was primarily attributable to higher product candidate expenses, reflecting increased CRO and manufacturing costs for ruvonoflast, including expanded clinical trial activities, and increased clinical development activities for NT-0150. Other external research and development expenses also increased, primarily due to higher spending on safety and toxicology studies, partially offset by lower pharmaceutical sciences expenses as certain API development and GMP-related manufacturing activities initiated in the prior year were substantially completed. Personnel-related expenses decreased compared to the prior year, while other research and development expenses increased primarily because no UK research and development tax credit was recognized in 2025, compared to a $4.0 million credit recognized in 2024.
General and Administrative Expenses
General and administrative expenses increased by $3.0 million to $9.6 million for the year ended December 31, 2025, compared to $6.6 million for the year ended December 31, 2024. The increase was primarily attributable to a $2.0 million loss related to a cybersecurity incident, higher legal fees reflecting increased corporate and transactional activities associated with our preparation for becoming a public company, and increased consulting fees to support our accounting and financial reporting readiness. The increase was partially offset by lower legal fees related to patent filings and lower personnel-related costs. The prior year also included a $0.4 million income tax credit that did not recur in the current year, which also contributed to the year-over-year increase.
Other Income (Expense), Net
Other income (expense), net was $1.2 million for the year ended December 31, 2025, compared to $1.8 million for the year ended December 31, 2024. The 2025 amount was primarily attributable to the $2.2 million loss in fair value of our convertible promissory notes resulting from their remeasurement prior to their conversion in 2025. The loss was partially offset by realized foreign currency transaction gains and interest income. Other income (expense), net for the year ended December 31, 2024 was primarily attributable to the $2.0 million loss resulting from the change in fair value of the convertible promissory notes resulting from their remeasurement as of December 31, 2024.
Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we continue the clinical development of our programs, including ruvonoflast. We have not yet commercialized any products and do not expect to generate revenue from sales of products for several years, if at all. To date, we have funded our operations primarily with proceeds from the sale of convertible preferred stock and convertible promissory notes, as further described under the subsection titled “Prior Financings” below. As of December 31, 2025 and 2024, we had cash and cash equivalents of $28.6 million and $11.4 million, respectively.
We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through            . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. Our future viability beyond that point is dependent on our ability to raise additional capital to finance our operations. Without giving effect to the net proceeds from this offering, we expect that our cash balance as of June 30, 2026 will enable us to fund our operating expenses and capital requirements into the second half of 2026. To finance our operations beyond that point, we will need to raise additional capital, which cannot be assured. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern for the one-year period following June 30, 2026, the issuance date of our consolidated financial statements. See Note 1 to our consolidated financial statements appearing at the end of this prospectus for additional information on our assessment. For more information, see “Risk Factors – Risks Related to Our Financial Position and Capital Needs” found elsewhere in this prospectus.

Cash Flows
The following table summarizes our cash flows for the periods presented (in thousands):
	YEAR ENDED DECEMBER 31,
	2025	2024
Net cash used in operating activities	$(39,110)	$(22,083)
Net cash used in investing activities	—	—
Net cash provided by financing activities	55,839	19
Effect of exchange rate changes on cash	469	(639)
Net increase (decrease) in cash and cash equivalents	$17,198	$(22,703)
Cash and cash equivalents, beginning of year	$11,391	$34,094
Cash and cash equivalents, end of year	$28,589	$11,391

Net Cash Used in Operating Activities
Net cash used in operating activities was $22.1 million and $39.1 million for the years ended December 31, 2024 and 2025, respectively. The net cash used in operating activities for the year ended December 31, 2024 was primarily due to our net loss of $25.2 million and a net change in our operating assets and liabilities of $0.1 million, offset by $3.2 million in non-cash charges such as stock-based compensation and the change in fair value of the convertible promissory notes. The net cash used in operating activities for the year ended December 31, 2025 was primarily due to our net loss of $42.2 million and a net change in our operating assets and liabilities of $0.6 million, offset by $3.6 million in non-cash charges such as stock-based compensation, foreign currency transaction losses, and the change in fair value of the convertible promissory notes. The increase in net cash used in operating activities of $17.0 million was primarily driven by a higher net loss reflecting the continued advancement of our clinical programs, partially offset by working capital movements including a $4.2 million collection of the UK research and development tax incentive receivable, a $2.9 million increase in accounts payable, and recovery of cash related to the cyber security theft event, partially offset by a $6.6 million increase in prepaid expenses reflecting advance payments made to contract research organizations in support of our expanding clinical programs.
Net Cash Used in Investing Activities
We had no investing activities for the years ended December 31, 2025 or 2024.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was $55.8 million for the year ended December 31, 2025, compared to $19,000 for the year ended December 31, 2024. The 2025 activity was primarily attributable to proceeds of $49.8 million from the issuance of Series D convertible preferred stock (net of issuance costs of $0.2 million) and $6.4 million from the issuance of a promissory note in connection with our cybersecurity incident. In 2025, following the unauthorized transfer of company funds to Hong Kong, we received a promissory note in the amount of $6.4 million, representing funds in the process of being recovered by Hong Kong authorities. The promissory note was repaid in Februray 2026. The 2024 activity consisted solely of proceeds from the exercise of stock options.
Future Funding Requirements
To date, we have not generated any revenue from product sales. We do not expect to generate revenue from product sales unless and until we successfully complete preclinical and clinical development of, receive regulatory approval for, and commercialize a product candidate. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our clinical activities and clinical trials. If we obtain regulatory approval for any programs, we expect to incur significant expenses related to product sales, marketing and distribution. Further, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. For more information, see the section titled “Risk Factors — Risks Related to Our Financial Position and Capital Needs” found elsewhere in this prospectus.
Our funding requirements and the timing and amount of our operating expenses will depend on many factors, including, but not limited to:
▪
the rate of progress in the development of our existing and future research programs, including ruvonoflast and NT-0150;

▪
the scope, progress, results and costs of additional research programs, product candidates and discovery activities and preclinical studies for those programs;

▪
our ability to file IND applications or comparable foreign applications and obtain authorization to commence future clinical trials;

▪
the costs of enrollment and successful completion of clinical trials;

▪
the costs necessary to obtain regulatory approvals, if any, and the costs of post-marketing studies that could be required by regulatory authorities;

▪
the costs of developing, maintaining and enhancing sustainable, scalable, reproducible and transferable clinical and commercial-scale current good manufacturing capabilities;

▪
the costs and timing of future commercialization activities, including establishing sales, marketing and distribution infrastructure;

▪
the costs and timing of maintaining, expanding, enforcing, defending and protecting our intellectual property rights;

▪
the timing and payment of milestone, royalty or other payments pursuant to existing and potential future collaborations;

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the costs associated with being a public company, including audit, legal, regulatory and tax-related services, director and officer insurance premiums and investor and public relations costs;

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the effect of competing technological and market developments; and

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the extent to which we acquire or invest in businesses, products and technologies, including entering into licensing or collaboration arrangements.

Adequate additional funds may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing stockholders and may include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit or terminate our product development programs or grant rights to develop and market product candidates to third parties that we would otherwise prefer to develop and market ourselves.
Contractual Obligations and Other Commitments
Our principal contractual commitments consist of operating lease obligations. As of December 31, 2025, operating lease liabilities totaled approximately $0.1 million, with $20,000 classified as non-current, related to our operating lease of office space at The Mansion, Chesterford Park, Little Chesterford, UK, which was extended through April 2027. We also have obligations under agreements with CROs, CMOs and other third-party service providers in connection with our research and development activities; however, these agreements are generally cancelable upon notice.
In December 2025, in connection with our cybersecurity incident, we were issued a promissory note in the amount of $6.4 million, representing funds that were subject to an unauthorized transfer to Hong Kong and are in the process of being recovered by Hong Kong authorities. The promissory note was repaid in February 2026.
Prior Financings
Since inception, we have financed our operations through the following principal financing transactions:
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Series A Preferred Stock: Beginning in July 2016, we raised proceeds of $2.6 million from the initial Series A1 convertible preferred stock, or the Series A1 Stock, closing. Additional Series A1 Stock and Series A2 convertible preferred stock, or the Series A2 Stock, closings occurred through September 2019, resulting in aggregate net proceeds of approximately $45.6 million from the Series A Preferred Stock financing. The Series A2 Stock, together with the Series A1 Stock, is collectively referred to as the Series A Preferred Stock.

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Series Junior Preferred Stock: Beginning in May 2020, and in connection with certain Series A Preferred Stock financings, we issued shares of Series Junior convertible preferred stock, or the Series Junior Preferred Stock, including (i) an aggregate of 648,030 shares issued in exchange for the termination of a purchase option previously held by Eli Lilly and Company and (ii) 1,910,000 shares issued in July 2016 as consideration for the acquisition of certain intellectual property and other assets under an asset contribution arrangement.

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Series B Preferred Stock: Beginning in May 2020, we raised aggregate net proceeds of approximately $57.3 million through the issuance of Series B1 convertible preferred stock, or the Series B1 Stock, and Series B2 convertible preferred stock, or the Series B2 stock, across multiple closings through February 2022. The Series B2 Stock, together with the Series B1 Stock, is collectively referred to as the Series B Preferred Stock.

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Series C Preferred Stock: In September 2022, we issued and sold 8,698,376 shares of Series C convertible preferred stock, or the Series C Preferred Stock, at a price of $2.8741 per share, resulting in total net proceeds of approximately $24.5 million.

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Notes: In November 2023, we issued $20.0 million in aggregate principal amount of the Notes, together with warrants to purchase 3,986,941 shares of our common stock. The Notes converted into shares of Series D3 Stock in April 2025.

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Series D Preferred Stock: In April 2025, we raised approximately $49.8 million in gross cash proceeds through the issuance of Series D1 convertible preferred stock, or the Series D1 Stock, and Series D2 convertible preferred stock, or the Series D2 Stock and converted the outstanding Notes, with aggregate face value of approximately $22.3 million, into Series D3 Stock. The Series D3 Stock, together with the Series D1 Stock and the Series D2 Stock, is collectively referred to as the Series D Preferred Stock.

Critical Accounting Policies and Significant Judgments and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies require the most significant judgments and estimates.
Research and Development Contract Costs and Accruals
We record the costs associated with research studies and manufacturing development as incurred. We accrue for expenses resulting from obligations under agreements with CROs, CMOs and other outside service providers for which payment flows do not match the periods over which materials or services are provided. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with such outside service providers, typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of services. In the event advance payments are made to a CRO, CMO or outside service provider, the payments will be recorded as a prepaid asset that will be expensed as the contracted services are performed. Changes in these estimates that result in material changes to our accruals could materially affect our results of operations.
For clinical trial accruals, the most significant judgments generally relate to the number of patients enrolled, the timing and extent of services performed by clinical sites and CROs, and changes in trial protocols or scope of work. If actual timing of patient enrollment, site activity, or vendor performance differs from our estimates, the amount of accrued research and development expense recorded in any period could differ materially from the amounts ultimately paid.
Stock-Based Compensation
We measure stock-based awards granted to employees, directors and non-employees based on their fair value on the date of grant using the Black-Scholes option-pricing model. Compensation expense for employee and director awards is recognized using the straight-line method over the requisite service period, which is generally the vesting period. We account for forfeitures as they occur. We measure restricted common stock awards using the difference, if any, between the purchase price per share of the award and the fair value of our common stock at the date of grant.
The Black-Scholes model requires inputs including the expected volatility of our common stock, the expected term, the risk-free interest rate and the expected dividend yield. We have historically been a private company and lack company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on the historical volatility of a representative group of public companies in the biotechnology industry. The expected term of our stock options has been determined utilizing the “simplified” method for awards that qualify as plain-vanilla stock options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve. We have estimated a 0% dividend yield. The weighted-average grant-date fair value of stock options granted was $0.24 and $0.59 per share for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, there was $3.4 million of total unrecognized compensation cost related to unvested stock options, which we expect to recognize over a remaining weighted-average period of 3.6 years.
Determination of Fair Value of Common Stock
As there has been no public market for our common stock, the estimated fair value of stock-based awards has been determined by our board of directors as of the date of grant, with input from management, considering various objective and subjective factors, including: the prices at which we sold shares of our convertible preferred stock; our common stock valuations prepared by third-party valuation specialists; the progress of our research and development programs; our stage of development and business strategy; external market conditions affecting the biotechnology industry; our financial position and its historical and forecasted performance; and the lack of an active public market for our common stock and our convertible preferred stock at the grant dates.
Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our stock-based awards, as the fair value will be determined based on the quoted market price of our common stock.
Fair Value of Convertible Promissory Notes
We elected to account for the Notes under the fair value option under ASC Topic 825. The estimated fair value was determined using Level 3 inputs based on a probability-weighted payoff scenario approach that considered the stated interest rate, potential conversion scenarios, applicable discounts and premiums, and our risk profile. Key inputs used to value the Notes for the year ended December 31, 2024 include a discount rate of 38.2%, an 80% discount on conversion, a 90% probability of next round financing, a 5% probability of maturity and a 5% probability of an event of default. The Notes were carried at fair value of $20.1 million as of December 31, 2024, and were remeasured to fair value of $22.3 million prior to conversion to Series D3 Stock in April 2025. No further remeasurement is required following the conversion.
Off-Balance Sheet Arrangements
During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our consolidated financial statements included elsewhere in this prospectus. We do not believe that any recently issued but not yet adopted accounting pronouncements will have a material effect on our consolidated financial statements.
Emerging Growth Company and Smaller Reporting Company Status
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including:
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being permitted to provide only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

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not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

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reduced disclosure obligations regarding executive compensation;

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

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exemptions from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard whenever such adoption is required for private companies. We may also choose to early adopt any new or revised accounting standards whenever such early adoption is permitted. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of this initial public offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or (ii)(a) our annual revenue is less than $100.0 million during the most recently completed fiscal year, and (b) the market value of our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

BUSINESS
Overview
We are a clinical-stage biotechnology company developing a portfolio of internally invented, proprietary and wholly owned oral inhibitors of NLRP3. NLRP3 activation triggers formation of the NLRP3 inflammasome, an intracellular protein complex involved in the body’s inflammatory response. When NLRP3 becomes chronically activated, it stimulates a cascade of inflammatory mediators that drive the development and progression of cardiovascular and neuroinflammatory disease. This phenomenon, known as RIR, refers to the ongoing inflammatory burden that contributes to disease progression even when risk factors are well controlled. By directly inhibiting NLRP3, we aim to address the underlying inflammatory mechanisms that drive RIR and deliver potentially disease-modifying therapies in cardiovascular and neurologic diseases.
We have pioneered the research, discovery and development of NLRP3 inhibitors for approximately a decade, and our portfolio is designed to address historical challenges faced by other NLRP3 inhibitors associated with potency, therapeutic index and tissue penetration. Our lead product candidate, ruvonoflast, is designed to achieve broad tissue distribution, including penetration into the CNS and is supported by clinical data from five completed and ongoing clinical trials in cardiometabolic and neuroinflammatory indications, and by an extensive preclinical safety and toxicology package.
We plan to develop ruvonoflast in PAD as our lead indication. PAD is a form of ASCVD in which narrowed or blocked arteries reduce blood flow to the limbs, most commonly the legs. We subsequently plan to expand development to establish ruvonoflast in ASCVD more broadly. In PAD, our goal is to demonstrate that ruvonoflast is a disease-modifying anti-inflammatory therapy for patients with PAD. We selected PAD because it represents a significant unmet medical need in a large patient population and is associated with a high inflammatory burden and substantial disease morbidity despite broad use of lipid-lowering, antihypertensive and diabetes therapies.
PAD affects approximately 20 million adults in the United States, driving $21 billion in annual direct health care costs. We believe ruvonoflast may address a significant market opportunity, based on reasonable assumptions for penetration rate, price, reimbursement and competition. In addition, PAD offers a focused commercial opportunity through a concentrated network of treatment centers. We believe PAD is an attractive initial indication because RIR is an important driver of disease progression. More than half of the approximately 20 million adults with diagnosed ASCVD have RIR. We believe PAD provides an opportunity to evaluate the impact of ruvonoflast in a patient population with significant unmet need, and to establish a foundation for the future development of ruvonoflast in broader ASCVD populations.
PAD impairs circulation to the legs and significantly reduces quality of life, walking performance and functional status as the disease progresses. Intermittent claudication (pain on walking), which is the hallmark symptom of symptomatic PAD, can limit daily activities and mobility, reduce exercise capacity and cause progressive functional decline. In early stages of PAD, patients have a two-fold increased risk of cardiovascular death, which rises to approximately four times the risk in later stages. Late-stage disease progression is also characterized by leg ulcerations, ischemia and ultimately amputation, and may result in CLTI. CLTI is the most advanced stage of PAD and affects more than two million patients in the United States and is associated with a high risk of limb loss. PAD is also a leading cause of non-traumatic lower-extremity amputation in the United States, with approximately 150,000 non-traumatic lower-extremity amputations occurring annually.
Inflammation plays an especially prominent role in the origin and progression of PAD. NLRP3 expression is elevated in the lower extremity arteries of people with PAD, while genetic reductions in NLRP3/IL-1β/IL-6 pathway activity are associated with lower rates of PAD and genetic overactivation of NLRP3 is associated with onset of PAD in adolescence. Interleukin-1 beta, or IL-1β, and interleukin-6, or IL-6, are pro-inflammatory cytokines, both generated as a consequence of NLRP3 activation, that may be measured as biomarkers of inflammatory activity. Most patients with PAD have elevated hsCRP, a blood-based biomarker of inflammation that is an independent risk factor for cardiovascular risk. Higher hsCRP and IL-6 levels in patients with PAD have been linked to faster loss of walking ability and higher rates of serious limb and cardiovascular events. However, the current standard of care in PAD focuses on improving blood flow, reducing clotting and treating traditional risk factors such as lipids and blood pressure. There are no approved therapies that directly target the underlying inflammatory pathways in PAD.
Ruvonoflast is designed to target inflammatory mechanisms that contribute to PAD progression but are not addressed by current standard-of-care therapies. To date, we have not conducted clinical trials of ruvonoflast in patients with PAD. Our clinical data for ruvonoflast comes from trials conducted in other indications, including cardiometabolic and neuroinflammatory disease populations, where we have observed reductions in hsCRP. In a clinical trial of calorie-restricted patients with high cardiovascular risk, ruvonoflast reduced hsCRP by 82%, and significantly reduced additional biomarkers including IL-6 and fibrinogen, downstream pro-inflammatory molecules associated with atherogenesis and thrombosis.
We believe these results are relevant to PAD because hsCRP, IL-6 and fibrinogen are also elevated in patients with PAD and have been linked to faster loss of walking ability and higher rates of limb and cardiovascular events. Based on the observed biomarker reductions in our non-PAD clinical trials, together with the established role of NLRP3-mediated inflammation in PAD progression, we believe ruvonoflast has the potential to improve walking distance and quality of life, and may ultimately be able to prevent or delay disease progression and reduce adverse limb and cardiovascular outcomes in patients with PAD.
We are currently evaluating ruvonoflast in cardiometabolic disease in RESOLVE-1, a Phase 2 clinical trial, with topline data expected in the third quarter of 2026. We plan to advance ruvonoflast into a single Phase 3 trial designed to evaluate ruvonoflast in PAD, and we have scheduled interactions with the FDA to discuss our planned Phase 3 trial design. Our planned Phase 3 trial will initially focus on a functional primary endpoint, MWD. Subsequently, we plan to explore the impact of ruvonoflast on the timing and severity of limb events.
Our planned Phase 3 trial is also designed to provide a foundation for exploring the potential for ruvonoflast in broader cardiovascular disease populations in which RIR contributes to disease progression, following an initial submission of topline data from our planned Phase 3 trial in PAD. Additionally, following regulatory submission, we plan to extend and/or expand our planned Phase 3 trial to enroll additional patients and collect data on MACE. We believe this approach could support future expansion of ruvonoflast into additional cardiovascular indications, including broader ASCVD populations.
Approximately 20 million adults in the United States have diagnosed ASCVD, and the disease drives significant annual costs in the United States. Despite advances in the treatment of ASCVD to address the role of lipids, hypertension, thrombosis and diabetes in the origin and progression of the disease, over half of people with ASCVD have RIR as measured by elevated hsCRP. Similar to PAD, there is no approved therapy that directly targets the inflammatory pathways that contribute to disease progression in this broad population.
The rationale for targeting inflammation in ASCVD is supported by data from multiple third-party clinical trials, including:
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CANTOS, initiated in 2011 with primary completion in 2017, evaluated more than 10,000 patients and demonstrated a reduction in MACE among patients who achieved lower levels of inflammation. In CANTOS, quarterly canakinumab in post-myocardial infarction patients with elevated hsCRP reduced major adverse cardiovascular events by about 25% in patients who achieved hsCRP reduction below 2 mg/L. This was achieved without altering lipids, providing proof-of-principle that lowering IL-1β–mediated inflammation (independent of cholesterol) reduces cardiovascular risk.

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The JUPITER trial, demonstrated that in healthy men and women with low-density lipoprotein, or LDL, cholesterol <130 mg/dL but elevated hsCRP ≥2 mg/L, rosuvastatin 20 mg daily produced large reductions in LDL and hsCRP and significantly lowered the incidence of first major cardiovascular events compared with placebo (Hazard Ratio ~0.56). The JUPITER trial was stopped early at a median of 1.9 years because of clear benefit, including a reduction in all-cause mortality. This trial provides evidence that the modest anti-inflammatory effects of rosuvastatin could impact outcomes in patients without elevated lipids.

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In patients with established ASCVD, multiple trials (notably LoDoCo2 and COLCOT) show that adding low-dose colchicine 0.5 mg daily to guideline-directed therapy reduces MACE by roughly 25–30%, supporting inflammation-targeted therapy as an effective strategy to lower residual ASCVD risk.

We believe ruvonoflast has the potential to meet the significant unmet need in the ASCVD treatment landscape and may offer several advantages over the monoclonal antibodies in development to inhibit IL-6, namely, an oral route of administration, the potential for combination products and reduce the risk of immune suppression. In addition, ruvonoflast has been designed for high levels of tissue penetration, which may allow it to have increased activity at sites of inflammation such as the vascular wall and other extravascular tissues, as well as for high levels of brain penetration which may allow it to offer therapeutic and/or preventive effects in the brain in patients with cardiovascular disease.
We also plan to develop ruvonoflast in indications beyond PAD and ASCVD. We believe that ruvonoflast may exhibit high tissue and brain penetration, which could support development in a range of cognitive and neurological diseases that have an association or overlap with cardiovascular disease, or CVD. We plan to develop and disclose our expanded development strategy for ruvonoflast in the future.

In addition to ruvonoflast, we are developing NT-0150, which is our NLRP3 inhibitor designed to be a brain-penetrant and achieve CNS exposure and selective inhibition of NLRP3-driven neuroinflammation. We believe that NT-0150 is differentiated from ruvonoflast by its chemical structure and its optimization specifically for CNS penetration. This design supports NLRP3 inhibition as a potential therapeutic approach in neuroinflammatory diseases. We anticipate that NT-0150 may benefit from the growing body of clinical and translational evidence generated across our NLRP3 inhibitor portfolio. NT-0150 is currently being evaluated in Phase 1 clinical trials and preclinical studies and has demonstrated activity in NLRP3 in vitro models and reduced neuroinflammation in CNS preclinical models. Emerging evidence implicates activation of NLRP3 as a contributor to neuroinflammation and neurodegeneration across multiple disorders, including Parkinson’s disease, Alzheimer’s disease, amyotrophic lateral sclerosis and other CNS disorders. Our development plan for NT-0150 will focus on neuroinflammatory indications.
Our Pipeline
We are developing a pipeline of wholly owned, proprietary NLRP3 inhibitors to address inflammatory drivers of cardiovascular and neuroinflammatory disease. We retain exclusive, worldwide development and commercialization rights to all of our product candidates. All of our candidates are potent and selective oral inhibitors of NLRP3 and each has been optimized for activity in physiologically relevant tissue types – ruvonoflast in peripheral tissues and brain and NT-0150 for brain. In addition, we plan to seek authorization to conduct a Phase 3 clinical trial in PAD, and are engaging with the FDA prior to submitting an IND application.
Figure 1: Our clinical pipeline highlighting the ruvonoflast completed Phase 1 and ongoing Phase 2 trials as well as the NT-0150 ongoing Phase 1 trial.
Our Strategy
Our goal is to become a leading anti-inflammation company delivering differentiated therapies to reduce the harmful effects of inflammation for patients worldwide.
Our strategy has six key elements:
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Maximize the value of ruvonoflast, our lead NLRP3 inhibitor, by developing it for approval for use in PAD. We plan to secure approval for ruvonoflast in PAD before expanding to other ASCVD indications. Ruvonoflast is designed to directly target inflammatory mechanisms that contribute to PAD progression but are not addressed by current standard-of-care therapies.

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Self-commercialize ruvonoflast for PAD in the United States. PAD is well suited for a focused commercial launch directed at approximately 50 centers of excellence in the United States, which will allow us to independently establish an initial commercial franchise for ruvonoflast in this large, underserved indication.

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Further develop ruvonoflast in additional ASCVD indications. We plan to explore the use of ruvonoflast in ASCVD broadly, as well as in ASCVD indications similar to PAD that may be approved in the course of a larger ASCVD strategy.

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Advance NT-0150, our earlier-stage NLRP3 inhibitor, into Phase 2 proof of concept trial. NT-0150 is designed to target neuroinflammation.

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Expand our portfolio of anti-inflammation product candidates via internal discovery and in-licensing or acquisition. We intend to continue to explore opportunities to inhibit NLRP3 and other inflammatory pathways.

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Explore the potential for strategic partnerships to expand and/or accelerate our programs to maximize the worldwide commercial potential of our product candidates. We may seek collaborations with pharmaceutical and biotechnology companies that can provide expertise in areas such as clinical development, regulatory affairs, manufacturing and commercialization.

Our History and Management Team
NodThera was founded to develop novel NLRP3 inhibitors, which was identified as a compelling drug target in the early 2000s. Mutations in the NLRP3 protein were shown to be responsible for driving autoinflammatory diseases in humans. Furthermore, chronic inflammation associated with common conditions such as cardiovascular, metabolic and neurodegenerative diseases were associated with aberrant NLRP3 activation.
Despite strong biological validation, NLRP3 remained undruggable for over a decade until 2015 with the publication of MCC950, a potent and selective small molecule inhibitor that directly targets NLRP3. MCC950 was not suitable for further drug development, which left a significant opportunity to discover and develop improved NLRP3 inhibitors. From our founding, we have pursued the internal design, discovery and development of molecules that are able to access physiologic compartments, beyond the systemic circulation, where inflammation causes disease such as the tissues and the brain. We have two product candidates in clinical development.
Our leadership team includes executives with more than 80 years of collective experience in senior roles at biotechnology and pharmaceutical companies. Their collective experience covers drug discovery, development and commercialization. Our Chief Executive Officer, Geoffrey McDonough, M.D., brings proven experience in company building, business strategy, product development and commercialization. Before joining NodThera, he was the president and chief executive officer of Generation Bio. He also previously served as the president and chief executive officer of Swedish Orphan Biovitrum AB (publ). Earlier, he held various senior leadership roles at Genzyme Corporation. Our Chief Financial Officer, Chris Guiffre, J.D., M.B.A., also brings substantial senior executive leadership experience in development stage and commercial companies, having served in a variety of C-suite roles at companies including Pear Therapeutics, Inc., Cerulean Pharma Inc. and Cubist Pharmaceuticals, Inc. Our Chief Medical Officer, Jyothis George, MBBS, Ph.D., brings substantial drug development experience, having held senior clinical, medical and regulatory roles at companies including Amgen Inc., Novo Nordisk and Boehringer Ingelheim Pharmaceuticals, Inc. Our founder and Chief Scientific Officer, Alan P. Watt, Ph.D., M.B.A., brings substantial research, discovery, preclinical and translational experience, having held senior scientific positions at companies including Bicycle Therapeutics plc, GSK plc and Merck & Co., Inc.
Since our founding in 2016 (by Epidarex Capital), we have raised approximately $200 million in equity financing from investors, including 5AM Ventures, Blue Owl Capital, F-Prime Capital, Novo Holdings A/S, Sofinnova Partners and Aventis Inc.
The Cardiovascular Disease Landscape: Burden of Disease
PAD
Prevalence and Morbidity
PAD affects an estimated 20 million adults in the United States. PAD is the third leading cause of morbidity, attributable to ASCVD, following ischemic heart disease and stroke. PAD progression is characterized by reduced blood flow to the lower extremities that leads to worsening functional impairment, including progressively limited walking ability, and may ultimately result in CLTI. Affecting more than two million patients in the United States, CLTI represents the most advanced stage of PAD and is characterized by ischemic rest pain, non-healing wounds and high risk for limb loss. PAD is also a leading cause of non-traumatic lower-extremity amputation in the United States, with approximately 150,000 non-traumatic lower-extremity amputations occurring annually. Approximately one to three percent of all patients with PAD undergo major amputation annually, and among those with CLTI, 25% to 30% undergo limb amputation within one year of diagnosis.
Mortality
Patients with PAD suffer from an increased risk for cardiovascular mortality in all stages of the disease: there is a 1.9 times higher risk of cardiovascular death in early stage, 2.6 times higher risk in middle stage and 3.5 times higher risk in late stage. CLTI carries an estimated one-year mortality rate of 24% and a five-year mortality rate of approximately 60%. Among patients aged 65 and older who underwent limb amputation, nearly 50% died within one year after surgery.

The Clinical and Economic Burden of PAD
The majority of PAD’s economic burden stems from frequent and recurring hospitalizations and repeat revascularizations, a procedure to improve blood flow. Total direct costs attributable to PAD in the United States have been estimated at approximately $21 billion.
Amputation frequently results in job loss, disability and heightened risk of subsequent complications, including osteomyelitis, further burdening healthcare resources, reducing economic productivity and generating costs that extend well beyond the acute procedural episode.
Quality of Life and Productivity
PAD impairs quality of life across physical, functional and psychological domains. The 2024 American College of Cardiology/American Heart Association, or ACC/AHA, multisociety guideline identified impaired quality of life, walking performance and functional status as central features of the disease. Intermittent claudication, the hallmark symptom of symptomatic PAD, can limit daily activities and mobility, reduce exercise capacity and cause progressive functional decline.
Current Standard of Care and Limitations
Current pharmacological management of PAD is organized around several complementary drug classes with distinct pathophysiological mechanisms. Despite meaningful advances, significant residual cardiovascular and limb event risk persists across treated populations, demonstrating a significant unmet need.
Lipid-Lowering Agents
High-intensity statin therapy is a cornerstone of PAD pharmacological management, recommended as first-line treatment to achieve at least a 50% reduction in LDL cholesterol.
Antiplatelet and Antithrombotic Agents
Antiplatelet therapy is a Class I recommendation for patients with symptomatic PAD and established ASCVD. Single antiplatelet therapy with aspirin or clopidogrel is a standard treatment for PAD.
Antihypertensive Agents
Blood pressure control to a target of less than 130/80 mmHg is a Class I recommendation in both ASCVD and PAD. Angiotensin-converting enzyme inhibitors and angiotensin receptor blockers carry specific guideline endorsement for patients with PAD, with selective use recommended to reduce MACE, independent of blood pressure lowering.
Glucose-Lowering Agents with Cardiovascular Benefit
In patients with type 2 diabetes and established PAD, glucagon-like peptide-1 receptor agonists, or GLP-1 RAs, including liraglutide, semaglutide and dulaglutide, and sodium-glucose cotransporter-2 inhibitors, including empagliflozin, canagliflozin and dapagliflozin, carry Class I recommendations to reduce MACE.
Anti-Inflammatory Agents
Low-dose colchicine has been incorporated into the 2024 European Society of Cardiology guidelines as adjunctive therapy for patients with elevated RIR despite optimized lipid-lowering treatment, reflecting a growing recognition of the inflammatory pathway as a therapeutic target in chronic ASCVD. This class remains an area of active investigation in PAD.
Claudication-Specific Therapy
Cilostazol, a phosphodiesterase-3 inhibitor, is the only pharmacological agent with a Class I recommendation specifically for the improvement of claudication symptoms and walking distance in patients with PAD.
ASCVD
Atherosclerosis is a multi-factorial disease characterized by the accumulation of cholesterol-containing lipoproteins and the resultant inflammatory response in the arterial wall. Significant residual risk persists despite management of traditional cardiovascular risk factors. Among patients with well-managed traditional risk factors such as elevated lipids, hypertension, diabetes and smoking, approximately 33% elevated markers of chronic systemic inflammation as measured by hsCRP, which has been shown to identify individuals at high residual risk of cardiovascular events in multiple large cohort studies.

The 2025 ACC Scientific Statement on Inflammation and Cardiovascular Disease identified targeted anti-inflammatory interventions as a strategic priority in ASCVD care. Despite this unmet need, approved anti-inflammatory therapies for ASCVD remain scarce; low-dose colchicine is currently the only anti-inflammatory agent with a specific indication for secondary CVD prevention, but it is not widely used.
Prevalence and Morbidity
ASCVD is one of the most prevalent chronic diseases in the United States. The diagnosed prevalence of ASCVD is estimated to be approximately 8%, representing approximately 20 million adults in the United States with angina, stroke, heart attack or coronary heart disease. This estimate excludes PAD, transient ischemic attack and undiagnosed ASCVD, which suggests that the actual prevalence of ASCVD may be higher.
Mortality
CVD was the underlying cause of approximately 900,000 deaths in the United States in 2022. Heart disease and stroke together claim more lives than all forms of cancer and chronic lower respiratory disease combined.
The Clinical and Economic Burden of Cardiovascular Disease
The aggregate economic burden of CVD in the United States is substantial and growing, and drives significant annual costs.
Quality of Life and Productivity
ASCVD adversely affects patients across physical, functional and psychological domains. Globally, ASCVD accounts for approximately 261 million disability-adjusted life years annually. Financial toxicity, defined as healthcare spending that consumes a disproportionate share of household income, has been associated with reduced use of preventive medications and worse cardiovascular outcomes. Among individuals under age 65, productivity losses attributable to CVD exceed direct healthcare spending, underscoring the broader economic impact of premature and undertreated disease.
Our Solution
Ruvonoflast
Our lead asset, ruvonoflast, is a small molecule inhibitor of NLRP3. NLRP3 activation triggers formation of the NLRP3 inflammasome, an intracellular protein complex involved in the body’s inflammatory response. When NLRP3 becomes chronically activated, it stimulates a cascade of inflammatory mediators that drive the development and progression of cardiovascular and neuroinflammatory disease. This phenomenon, known as RIR, refers to the ongoing inflammatory burden that contributes to disease progression even when risk factors are well controlled. Ruvonoflast is a tissue- and brain-penetrant prodrug that is designed to release its active metabolite intracellularly. The active metabolite binds to the NLRP3 protein and inhibits formation of the active NLRP3 complex. This strategy utilizes the physiochemical properties of ruvonoflast to achieve high levels of tissue and brain penetration, where the intracellular conversion to the active metabolite increases the concentration within cells.
Preclinical studies have shown that NLRP3 primarily responds to damage signals. As a result, inhibition of NLRP3 may not completely suppress cytokine production because cytokines such as IL-1β, IL-6 and interleukin-18, or IL-18, may also be activated through alternative inflammatory pathways. We believe this may contribute to our observation of no increased rate of infections in clinical trials for patients treated with ruvonoflast compared to placebo.
We believe that the mechanism of selective NLRP3 inhibition with ruvonoflast may offer advantages over current standards of care, such as downstream cytokine blockade, by modulating pathogenic inflammation while preserving broader immune function, which may improve the tolerability profile observed in clinical evaluation. As a small molecule, ruvonoflast may also provide rapid clearance, as evidenced through pharmacokinetic measures — potentially beneficial during acute infections — along with improved tissue and CNS penetration and the convenience of oral administration, which may reduce treatment burden and support flexible and combination dosing.
Key Preclinical and Clinical Data
Ruvonoflast has been extensively studied in five completed and ongoing clinical trials and has a preclinical foundation evaluating target engagement, efficacy, safety and toxicology. To date, none of our clinical trials have been conducted in patients with PAD. The clinical evidence supporting our PAD development program consists of data generated in cardiometabolic and neuroinflammatory populations showing reductions in hsCRP and other relevant biomarkers, together with the biological rationale derived from the established role of NLRP3-mediated inflammation in PAD progression.
ASSET	SUBJECTS	PHASE	ENROLLMENT (TOTAL/ ACTIVE) (DOSE)	PRIMARY ENDPOINT(S)
Ruvonoflast	Healthy volunteers	1	78/ 63 (SAD – 1 mg to 300 mg; MAD 30 mg – 300 mg BID for 14 days)	Safety
Ruvonoflast	Patients with Parkinson’s disease	1b	14/ 14 (150 mg BID)	Safety
Ruvonoflast	Patients with cardiometabolic disease	1b	63/ 40 (225 mg BID)	hsCRP reduction
Ruvonoflast	Patients with cardiometabolic disease	2	176/ 117 (150 mg once daily, or QD, & 150 mg BID)	hsCRP reduction and body weight
Ruvonoflast + GLP-1 RA	Patients with cardiometabolic disease	2	82/ 41 (150 mg BID)	Safety
Preclinical Data
In preclinical studies, ruvonoflast produced improvements in NLRP3-sensitive cardiometabolic biomarkers and neuroinflammatory endpoints in diet-induced obese mice, both as monotherapy and in combination with the GLP-1 RA, semaglutide. Across studies, these effects were linked to direct activity in the brain, and significant reductions in inflammation-related changes were observed in key areas of the hypothalamus, consistent with a central anti-inflammatory effect of ruvonoflast that complements its peripheral activity.
Phase 1 - SAD/MAD in Healthy Volunteers
We conducted a Phase 1 trial evaluating ruvonoflast in 78 healthy volunteers in a SAD and MAD study. The data from that trial indicated that ruvonoflast was generally well tolerated. The Phase 1 data demonstrated that levels of inflammation returned to baseline within seven days after treatment discontinuation. Similar numbers of infections were observed in participants treated with ruvonoflast as compared with placebo. One participant who had a lower respiratory infection on ruvonoflast demonstrated a normal ability to mount an appropriate infection response to clear the infection while remaining on treatment.
At dose levels ranging from 1 mg to 300 mg, single doses of ruvonoflast were rapidly absorbed as evidenced by peak levels of ruvonoflast detected at 30 minutes post dosing, and efficiently converted to its active metabolite. In this trial, participants received ruvonoflast twice daily for 14 days at dose levels of 30 mg, 100 mg and 300 mg. Ruvonoflast was generally well tolerated, with the majority of treatment-emergent adverse events, or TEAEs, being mild and unrelated to study drug. Inflammatory markers, hsCRP and fibrinogen, were reduced from baseline in the 100 mg and 300 mg dose groups and ruvonoflast was rapidly absorbed and showed no evidence of accumulation. Further, concentrations of the active metabolite were detected in the CSF suggesting that ruvonoflast may be suitable for the treatment of inflammatory disorders of the CNS.

Phase 1b - Neuroinflammation in Patients with Parkinson’s Disease
We conducted a Phase 1b clinical trial evaluating ruvonoflast in two cohorts at 150 mg twice daily. The primary endpoints were safety (as measured by TEAEs) and tolerability endpoints (changes in clinical laboratory tests, vital signs, electrocardiogram parameters and physical examination findings), and the secondary endpoints were pharmacokinetics and pharmacodynamics. The first cohort consisted of four healthy volunteers who were dosed for seven days and the second cohort consisted of 10 patients with Parkinson’s disease who were dosed for 28 days. Ruvonoflast was generally well tolerated in both cohorts. The most common observed TEAEs in ruvonoflast-treated patients were headache (related to lumbar puncture), nausea, back or muscle pain, pre-syncope, dizziness, myalgia and constipation. The majority of TEAEs were mild, self-limited and resolved without intervention by the end of the trial, and deemed unrelated to ruvonoflast. A favorable pharmacokinetic profile was observed with consistent absorption and a gradual decline in ruvonoflast concentrations over time. The half-life was nine hours for ruvonoflast and 14 hours for the active metabolite. We observed no difference in exposure between healthy volunteers and patients with Parkinson’s disease. Exposure of the active metabolite was confirmed in the CSF of all patients with Parkinson’s disease. Pharmacodynamic data were suggestive of an anti-neuroinflammatory effect, as demonstrated by reductions in CSF biomarkers such as IL-1β, IL-6, CCL2, IL-8 and CXCL-1, and of a peripheral anti-inflammatory effect, as demonstrated by reductions in hsCRP, fibrinogen, plasma IL-6 and free IL-18. Many patients did not have elevated baseline inflammatory markers; however, among patients with elevated baseline hsCRP, reductions exceeded 75%. Responses were observed at all time points up to 28 days, which we believe may support studying dosing with ruvonoflast over longer periods in future trials.
Figure 2: CSF biomarker data showing reduced IL-1β and IL-6 levels after treatment with ruvonoflast 150 mg twice daily, or BID, in patients with Parkinson’s disease, highlighting the compound’s anti-neuroinflammatory and anti-inflammatory activity (n=10 patients with Parkinson’s disease; n=4 healthy volunteers). Clarke et al., Movement Disorders, 2025.
Phase 1b – Patients with Cardiovascular Risk
We conducted a double-blind, placebo-controlled Phase 1b clinical trial in 63 patients with elevated cardiovascular risk. At baseline, inclusion criteria for patients included hsCRP greater than 2.5 mg/L and body mass indexes between 30 and 40 kg/m², plus dyslipidemia, hypertension or type 2 diabetes. Patients received oral ruvonoflast at 225 mg twice daily. Active and placebo groups were maintained on a 2,000 kcal/day diet. The primary endpoint was change in hsCRP at day 28, with changes from baseline in inflammatory markers and body weight serving as secondary endpoints. Median hsCRP at baseline was 5.7 mg/L, which was reduced by 82% with ruvonoflast. In the comparator arm, where identical weight loss was induced with calorie restriction to 2,000 kcal/day, there was a 37% reduction in hsCRP, consistent with prior literature on hsCRP reduction with weight loss. As weight loss and maintenance of a healthy weight is central to the management of ASCVD, significant additive hsCRP reduction observed with ruvonoflast on top of calorie restriction suggests the potential for use in combination with the current standard of care.
HsCRP returned to baseline seven days after treatment discontinuation. The key biomarkers, fibrinogen and IL-6, were significantly reduced statistically at day 28. Because both groups were calorie-restricted, similar mean body weight reductions were observed for ruvonoflast and placebo. Four ruvonoflast-treated patients discontinued treatment due to TEAEs, including transient asymptomatic transaminitis, urticaria and an allergic reaction, although overall adverse events were similar between the ruvonoflast-treated and placebo groups.

Phase 2 – RESOLVE-1
RESOLVE-1 is a randomized, placebo-controlled Phase 2 trial that has enrolled 176 cardiometabolic patients for six months. Approximately half of the patients have a diagnosis of diabetes. Patients received ruvonoflast 150 mg daily or twice daily, or placebo in three equal groups. All patients were allowed to continue all concomitant medications. Endpoints include hsCRP reduction, weight loss and a series of biomarkers. The RESOLVE-1 data will be important for supporting our planned Phase 3 evaluation of ruvonoflast, as data from this trial will provide information on ruvonoflast’s safety and tolerability profile at six months, and will help evaluate dose-response in biomarkers of efficacy to support dose selection for the planned Phase 3 trial. Topline data are expected in the third quarter of 2026.
Phase 2 – RESOLVE-2
RESOLVE-2 is a randomized placebo-controlled Phase 2 trial that has enrolled 82 cardiometabolic patients for eight months to explore the effect of ruvonoflast in addition to GLP-1 therapy. Patients naïve to GLP-1 RA therapy are started on semaglutide and dose titrated over time in accordance with the FDA approved regimen for maximum weight loss, and patients are randomized to receive either ruvonoflast or placebo. Data from this ongoing trial aim to assess the safety and tolerability of ruvonoflast in combination with semaglutide.
Clinical Development Plan
We intend to conduct a randomized, placebo-controlled Phase 3 clinical trial of ruvonoflast in patients with PAD. Subject to our discussions with regulatory authorities on the design of this trial, we currently plan to enroll approximately 800 patients who have pain with walking, are able to walk 200 meters and who have an ankle-brachial index <0.9. These patients will be randomized to either ruvonoflast or placebo and followed over approximately 18 months. The trial will initially focus on a functional primary endpoint, MWD. Subsequently, we plan to explore the impact of ruvonoflast on the timing and severity of limb events. We believe this Phase 3 trial design, if successful, could support an initial approval in PAD, with the opportunity to expand into other broader indications in the ASCVD cardiometabolic space. However, it is important to note that several elements of this design may change following discussions with regulatory authorities, and we may conduct additional preclinical studies or clinical trials in advance of, or concurrently, with the planned Phase 3 trial.
We have designed the planned Phase 3 trial to provide the foundation for exploring the potential for ruvonoflast in broader cardiovascular disease populations in which RIR contributes to disease progression, and following an initial submission of topline data from our planned Phase 3 trial in PAD we plan to extend and/or expand our Phase 3 trial to enroll additional patients and collect data on MACE.
NT-0150 (neurology)
NT-0150 is a novel pyridazone-based NLRP3 inhibitor designed to achieve high levels of brain penetration. In preclinical studies, NT-0150 demonstrated activity in both in vitro and in vivo NLRP3 models and reduced neuroinflammation in CNS animal models. NT-0150 is being evaluated in a Phase 1 clinical trial and has completed the SAD and MAD cohorts, with a third cohort underway to obtain CSF sampling to assess brain penetration. The primary endpoints of the trial include safety, tolerability and pharmacokinetics, as well as effects on inflammatory biomarkers. Safety and pharmacokinetic profiles have been regularly reviewed in the ongoing study by the Dose Escalation Committee, and the Dose Escalation Committee has not raised any safety concerns with the dose levels evaluated to date.
We intend to build on the observed brain-penetrant features of NT-0150 by developing it for neurologic diseases where inflammation is a key driver in the etiology and progression of the disease.
ASSET	PARTICIPANTS	PHASE	ENROLLMENT (TOTAL/ ACTIVE) (DOSE)	PRIMARY ENDPOINTS
NT-0150	Healthy volunteers	1	35/ 29 (150 mg BID)	Safety; tolerability; pharmacokinetics

Competition
Ruvonoflast
The market for therapies targeting inflammation is highly competitive and includes approved products as well as investigational product candidates in development that target downstream inflammatory mediators. We discuss our competitive landscape in three categories– target, pathway and indication.
Target (NLRP3)
We face target competition from companies developing oral small-molecule NLRP3 inhibitors for cardiovascular, metabolic, inflammatory and neurodegenerative diseases. These companies include but are not limited to, Novartis AG, or Novartis, (DFV890), AstraZeneca PLC (AZD-4144), Eli Lilly & Company, or Eli Lilly, (parunoflast, VTX2735), F. Hoffmann-La Roche Ltd., or Roche, (selnoflast), Ventus Therapeutics U.S., Inc., or Ventus, (VENT-02), BioAge Labs, Inc. (BGE-102), Tenvie Therapeutics, Inc. (TNV262), Brenig Therapeutics, Inc., or Brenig, (BT-409), InSilico Medicine, Inc., or InSilico, (ISM8969), Neumora Therapeutics, Inc. (NMRA-215) and Neurocrine Biosciences, Inc. (TT-02332). Additionally, a NIMA-related kinase 7 degrader is being developed by Monte Rosa Therapeutics, Inc. (MRT-8102). All of these programs are at an earlier stage of development than ruvonoflast, and we believe ruvonoflast is further differentiated by its high levels of tissue and brain penetration, which are designed to facilitate penetration into the local sites of inflammation that lie outside systemic circulation.
Pathway
We face pathway competition from companies targeting individual cytokines downstream from NLRP3 such as IL-6 and IL-1β. These companies include but are not limited to, Novartis (pacibekitug), CSL Limited, or CSL, (clazakizumab) and Novo Nordisk (ziltivekimab). Evidence from clinical studies of IL-1β and IL-6 blocking antibodies has validated inflammation as a therapeutic target in CVD. However, these approaches target individual cytokines downstream of NLRP3 activation. Because NLRP3 activation drives production of IL-1β, IL-18 and downstream IL-6 signaling, inhibition of NLRP3 may provide broader suppression of inflammatory pathways implicated in CVD than inhibition of any single downstream mediator.
Indication
There are no approved products in the United States that specifically modify the underlying inflammatory and atherosclerotic disease processes that drive progression of PAD, but we also face indication competition from approved products for ASCVD that include lipid-lowering agents, antihypertensive therapies, antiplatelet agents, anticoagulants and claudication therapies. We also face competition in PAD from companies with development candidates. Novo Nordisk is developing semaglutide and Eli Lilly is developing orforglipron, both with dedicated clinical trials in PAD. While these approved products have demonstrated benefits in reducing cardiovascular and limb-related events or improving walking performance, none directly targets the inflammatory mechanisms that drive PAD. We believe that ruvonoflast has the potential to provide a more favorable product profile than treatments whose anti-inflammatory effects are off-mechanism.
In ASCVD more broadly, approved anti-inflammatory products include colchicine marketed by Agepha, which has demonstrated reductions in cardiovascular events in secondary prevention populations. Additionally, approved products targeting lipid metabolism like statins and proprotein convertase subtilisin/kexin type 9 inhibitors and incretins such as semaglutide and tirzepatide provide indirect anti-inflammatory benefits. There are three monoclonal antibodies in development for ASCVD, ziltivekimab developed by Novo Nordisk, clazakizumab developed by CSL and pacibekitug developed by Novartis. We believe these agents may be associated with an increased risk of infection and scale and adoption may be further limited by their injectable route of administration.
NT-0150 (neurology)
There are currently no NLRP3 inhibitors approved specifically for neuroinflammatory indications. Multiple companies are pursuing approaches targeting neuroinflammatory pathways, including NLRP3 inhibition, microglial modulation, alpha-synuclein biology and other mechanisms. Direct competitors in NLRP3 inhibition for neurology include Eli Lilly, AC Immune SA, Roche, Ventus, Brenig Therapeutics, InSilico/Hygtia Therapeutics Co., Ltd. and Zydus Lifesciences Ltd.
Commercialization Strategy
Target Market
PAD represents a significant unmet medical need and a substantial healthcare burden. PAD affects an estimated 20 million adults in the United States. Patients with PAD face an increased risk of cardiovascular events, disease progression and limb-related complications, particularly in more advanced stages of disease.

We selected PAD for several compelling reasons: it represents a large patient population in the United States; inflammation plays a central role in both the onset and progression of the disease; there remains significant disease severity and unmet medical need; and the competitive landscape is relatively limited. In addition, patients with PAD are typically managed within a concentrated network of centers of excellence, making the indication well suited for a focused and efficient commercialization strategy.
Disease progression and PAD can be segmented according to the Fontaine functional classification as follows:
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Fontaine I – early stage, no pain on walking, approximately 10 million U.S. patients, mostly undiagnosed;

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Fontaine II – middle stage, pain on walking, approximately 8.5 million diagnosed U.S. patients; and

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Fontaine III/IV – late-stage disease, restricted walking, risk of limb events, approximately 2 million diagnosed U.S. patients.

Our initial focus for the development and launch of ruvonoflast is to demonstrate functional improvement in MWD and in quality of life in patients with Fontaine Class II PAD who retain the ability to walk approximately 200 meters without claudication. We believe this population is at a stage of disease where treatment may have the potential to slow disease progression while improving functional outcomes, thereby delaying or reducing the severity of downstream CLTI. We aim to generate data on the frequency and severity of limb events in this population, and to follow the impact of ruvonoflast in patients who progress to Class III/IV. In addition, we believe that demonstrating disease-specific activity for ruvonoflast in Fontaine Class II patients could contribute to earlier diagnosis among the large group of U.S. patients in Class I, because the availability of an approved therapy to address RIR may motivate earlier identification of patients and initiation of treatment. We are discussing the design of our planned PAD study at a meeting with FDA in July 2026.
PAD exhibits a high degree of regional concentration based on demographics and relevant health habits, such as smoking. As a result, care is largely delivered in large reference centers across the United States and elsewhere. In our target segment of Fontaine II patients, care is delivered by cardiologists, preventive cardiologists and high-volume internists associated with centers of excellence.
Go-to-Market Approach
PAD is concentrated in the United States, tracking the prevalence of associated risk factors such as smoking and diabetes. As a result, care is highly concentrated in about 50 centers of excellence in the United States. We plan to execute a center of excellence based approach. We intend to recruit, train and deploy a specialized commercial organization comprised of key account managers, key opinion leader liaisons and reimbursement specialists to support our ability to independently launch ruvonoflast in PAD, if approved.
We believe that strongly differentiated functional improvement, MWD and quality of life, supported by the potential to delay and/or reduce the severity of critical limb ischemia, could support sustainable, differentiated pricing in PAD.
Manufacturing and Supply Chain
Manufacturing Overview
We do not own or operate, and currently have no plans to establish, manufacturing facilities. We collaborate with well-established third-party suppliers to handle GMP, drug substance production of our lead asset, ruvonoflast, and its conversion to drug product. We anticipate scaling the manufacture of our ruvonoflast drug substance and drug product through third-party suppliers. We plan to have a phased approach to commercial production that will ensure we can meet the projected commercial demand.
Supply Chain and Raw Materials
We currently rely on a single supplier of ruvonoflast drug substance and our proprietary material, but intend to enter into agreements with additional suppliers for commercial supply. As our product candidates advance through development, we expect to enter into longer-term commercial supply agreements with key suppliers and manufacturers to fulfill and secure our production needs.
Quality and Compliance
The quality and compliance function is currently outsourced to an established provider to the industry, QRC Consultants Limited. Our Quality Management System is designed to support a virtual operating model in which all GMP activities are performed by third-party contract development and manufacturing organizations, or CDMOs, and testing laboratories.

We select CDMOs based on technical capability, regulatory history, capacity and quality performance. Drug substance manufacturing is fully outsourced to GMP-certified suppliers with expertise in the relevant synthetic and analytical technologies. Drug product manufacturing, packaging and testing are performed by specialized CDMOs with capabilities appropriate for our products.
We maintain written quality agreements with each CDMO that define roles, responsibilities and expectations for GMP compliance. We ensure alignment with applicable International Council for Harmonisation and GMP expectations through our supplier qualification program, routine audits and ongoing oversight of our CDMOs.
We have not been subject to FDA inspections relating to cGMP or bioresearch monitoring. Our CDMOs are subject to routine inspections by the FDA and/or other regulatory authorities. We review inspection outcomes and incorporate this information into our vendor oversight and risk-management processes.
Intellectual Property
We seek to protect the intellectual property and proprietary technology that we consider important to our business, including by pursuing patent applications that cover ruvonoflast (formerly known as NT-0796) and NT-0150, combination therapies that include these compounds, and future product candidates or combination therapies we may develop, and methods of using the same, as well as any other relevant inventions and improvements that we believe to be commercially important for the development of our business. We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important for the development of our business, including seeking, maintaining and defending patent rights in the United States and elsewhere directed to our proprietary technology, inventions, improvements and product candidates (including compositions, methods of use, dosing and formulations). We may also pursue patent protection for our manufacturing and drug development processes and technologies. We also rely on know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position as well as trade secrets, data exclusivity, market exclusivity and patent term extensions, where available.
Our commercial success will depend, in part, on our ability to obtain, maintain, enforce and protect our intellectual property and other proprietary rights for the technology, inventions and improvements we consider important to our business, to defend any patents we may own or in-license in the future, to prevent others from infringing any patents we may own or in-license in the future, to preserve the confidentiality of our trade secrets, and to operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and proprietary rights of third parties.
Issued patents can provide protection for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. In addition, in certain instances, the term of an issued U.S. patent that covers or claims an FDA- approved product can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, which is called patent term extension. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. In Europe (including Great Britain), if annual renewal fees are timely paid, the natural expiration of a patent is generally 20 years from the date of filing of the application. As in the United States, patent term extensions are available in Europe in the form of a Supplementary Protection Certificate, or SPC, which allows a maximum period of extension of five years (the formal calculation is the date of the first marketing authorization (MA) in the EEA minus the basic patent filing date, minus five years). The term of patents outside of the United States and Europe varies in accordance with the laws of the foreign jurisdiction, but is typically also 20 years from the earliest effective non-provisional filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.
The patent position of pharmaceutical and biotechnology companies is generally highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

Our pending and future patent applications and those of our collaborators may not result in patents being issued that protect our product candidates or that effectively prevent others from commercializing competitive product candidates. Moreover, obtaining and enforcing patents in the pharmaceutical and biotechnology industries is inherently uncertain, due in part to ongoing changes in the patent laws. Changes in either the patent laws or the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities.
Patent expiration dates noted in the following paragraphs refer to statutory expiration dates and do not take into account any potential patent term adjustment or extension that may be available.
Patent Rights Relating to Ruvonoflast and NT-0150
As of December 31, 2025, we own a number of patent families directed to each of our ruvonoflast and NT-0150 product candidates, which are described in the following section.
Ruvonoflast
We own a patent family that generically and specifically covers ruvonoflast with patents granted in Australia, China, Hong Kong, Eurasia, Europe (validated in over 35 jurisdictions), Israel, India, Japan, Korea, Macau, Mexico, New Zealand, Singapore, Taiwan, the United States and South Africa and pending applications in Brazil, Canada and the United States. The patents in this family are expected to expire in July 2038, assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We also own a second patent family directed to crystalline forms of ruvonoflast that includes applications pending in Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Singapore, South Africa, South Korea and the United States. Any patents in this family, if issued, are expected to expire in October 2043, assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We also own a third patent family directed to a process of preparing ruvonoflast that includes applications pending in Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Singapore, South Africa, South Korea and the United States. Any patents in this family, if issued, are expected to expire in October 2043, assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We also own a fourth patent family directed to an additional process of preparing ruvonoflast that is pending as a PCT application. Any patents in this family, if issued, are expected to expire in March 2045, assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We also own a fifth patent family directed to a ruvonoflast formulation that is pending as a PCT application. Any patents in this family, if issued, are expected to expire in March 2046, assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We also own a sixth patent family directed to use of ruvonoflast for the treatment of peripheral arterial disease that is pending as a priority application in U.K. Any patents in this family, if issued, are expected to expire in April 2047, assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
NT-0150
We own a patent family that generically and specifically covers NT-0150 and includes applications pending in Australia, Brazil, Canada, China, Egypt, Eurasia, Europe, Hong Kong, India, Indonesia, Israel, Japan, Korea, Malaysia, Mexico, New Zealand, Philippines, Saudi Arabia, Singapore, South Africa, and the United States. Any patents in this family, if issued, are expected to expire in January 2043, assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
Combination Therapies
In addition to the patents and patent applications described above, we also own a patent family directed to a combination of an NLRP3 inhibitor (including ruvonoflast or NT-0150) and a GLP-1 receptor agonist that is pending as a PCT application and non-provisional patent applications pending in Argentina and Taiwan. Any issued patents from this family are expected to expire in January 2045, assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Government Regulation
The FDA and other regulatory authorities at the federal, state and local level, as well as in foreign countries and local jurisdictions, extensively regulate among other things, the research, development, testing, manufacture, quality control, sampling, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record-keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs. We, along with our vendors, CROs and contract manufacturers, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Even after obtaining initial marketing approval, a product and its manufacturer remain subject to extensive, continuing regulatory requirements, including with respect to manufacturing, quality control, adverse event reporting, advertising and promotion and periodic inspections by regulatory authorities.
In the United States, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or the FD&C Act, as amended, its implementing regulations and other laws. If we fail to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other legal requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution or sale, we may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA’s refusal to approve pending applications, issuance of clinical holds for ongoing studies, withdrawal of approvals, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.
The process required by the FDA before a drug may be marketed in the United States generally involves the following:
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completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

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submission to the FDA of an IND application, which must become effective before clinical trials may begin;

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approval by an IRB or independent ethics committee at each clinical trial site before each trial may be initiated;

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manufacture of the proposed drug candidate in accordance with applicable cGMPs;

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performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations, to establish the safety and efficacy of the investigational product for each proposed indication;

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submission to the FDA of a new drug application after completion of all pivotal clinical trials;

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a determination by the FDA within 60 days of its receipt of an NDA to accept the filing for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

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potential FDA audit of the clinical trial sites that generated the data in support of the NDA;

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payment of user fees for FDA review of the NDA; and

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FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

Preclinical Studies and Clinical Trials for Drugs
Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies may include laboratory evaluations of drug chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. In April 2025, the FDA published a roadmap to reduce animal testing in preclinical safety studies, including those required in INDs, with scientifically validated new approach methodologies, or NAMs, and in March 2026, the agency published draft guidance on using NAMs in drug development. The conduct of preclinical studies is subject to federal and state regulations and requirements, including applicable GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data must be submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research patients will be exposed to unreasonable health risks, and imposes a partial or full clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND.
The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable related to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about applicable clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.
A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. If a foreign clinical trial is not conducted under an IND, the sponsor must submit data from the clinical trial to the FDA in support of an NDA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements, including review and approval by an independent ethics committee and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data through an onsite inspection if deemed necessary.
Clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap or be combined.
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Phase 1 clinical trials involve initial introduction of the investigational product into healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, evaluate the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

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Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling. Generally, two adequate and well-controlled clinical trials have been required by the FDA for approval of an NDA, although there are known exceptions, particularly for rare diseases. Prior FDA leadership announced in February 2026 that the FDA would, going forward, adopt the default position that one adequate and well-controlled trial, combined with confirmatory evidence, can serve as the basis of approval for novel products, with discretion to require a second pivotal study if confirmatory evidence is insufficient.
Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.
Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse event, or AEs, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
U.S. Marketing Approval for Drugs
Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. An NDA must contain proof of the drug’s safety and efficacy in order to be approved. The marketing application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be marketed in the United States.
The FDA reviews all submitted NDAs to determine if they are sufficiently complete to permit substantial review before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
The FDA also may require submission of a Risk Evaluation and Mitigation Strategy, or REMS, program to ensure that the benefits of the drug outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use. The REMS program could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk-minimization tools.
The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to ensure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.
After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter will describe all of the deficiencies that the FDA has identified in the NDA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the complete response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.
Even if the FDA approves a product, depending on the specific risk(s) to be addressed, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Expedited Development and Review Programs for Drugs
The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track Designation, Breakthrough Therapy Designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients earlier than under standard FDA development and review procedures.
A new drug is eligible for Fast Track Designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track Designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the agency may review portions of the marketing application before the sponsor submits the complete application, as well as Priority Review, discussed below.
In addition, a new drug may be eligible for Breakthrough Therapy Designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug, alone or in combination with one or more other drugs, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy Designation provides all the features of Fast Track Designation in addition to intensive guidance on an efficient drug development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.
Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy Designation, may also be eligible for additional FDA programs intended to expedite the review and approval process including Priority Review designation and Accelerated Approval. A product is eligible for Priority Review if there is evidence that it has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA targets reviewing an application in six months after filing compared to ten months after filing for a standard review.
Additionally, products are eligible for Accelerated Approval if they are intended to treat a serious or life-threatening disease or condition and can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Accelerated Approval is usually contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the product’s clinical benefit and, under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted Accelerated Approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under Accelerated Approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the agency, that all advertising and promotional materials that are intended for dissemination or publication within 120 days following marketing approval be submitted to the agency for review during the pre-approval review period, and that after 120 days following marketing approval, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track Designation, Breakthrough Therapy Designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but may expedite the development or review process.
Pediatric Information and Pediatric Exclusivity
Under the Pediatric Research Equity Act, or PREA, as amended, certain NDAs and certain supplements to an NDA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FD&C Act requires that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 trial or as agreed upon by the sponsor or FDA. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

A drug can also obtain pediatric market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial or of multiple pediatric trials in accordance with an FDA-issued “Written Request” for such trials, provided that at the time pediatric exclusivity is granted there is not less than nine months of existing exclusivity or patent term remaining.
U.S. Post-Approval Requirements for Drugs
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers and individuals working on behalf of manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials. The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.
Drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs, and those supplying products, ingredients and components of them, are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our contract manufacturers. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution.
Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

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fines, warning letters or untitled letters or holds on post-approval clinical trials;

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refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

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product seizure or detention, or refusal to permit the import or export of products;

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injunctions or the imposition of civil or criminal penalties; and

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consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs or mandated modification of promotional materials and labeling and issuance of corrective information.

Abbreviated New Drug Applications for Generic Drugs
In 1984, with passage of the Hatch-Waxman Amendments amending the Federal Food, Drug, and Cosmetic Act, or the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. Upon approval of an ANDA, the FDA indicates that the generic product is “therapeutically equivalent” to the drug product previously approved under an NDA, known as the reference listed drug or the RLD, and it assigns a therapeutic equivalence rating to the approved generic drug in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book”. Physicians and pharmacists consider the therapeutic equivalence rating to mean that a generic drug is fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of a therapeutic equivalence rating often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.
Hatch-Waxman Patent Certification and the 30 Month Stay
Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or a method of using the product. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval.
A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicate that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.
505(b)(2) New Drug Applications
As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA pursuant to an NDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant, and for which the applicant has not obtained a right of reference. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous findings of safety and effectiveness is scientifically and legally appropriate, it may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. The FDA may also require companies to perform additional bridging studies or measurements, including clinical trials, to support the change from the previously approved reference drug. The FDA may then approve the new drug candidate for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.
Marketing Exclusivity
Market exclusivity provisions under the FD&C Act can delay the submission or the approval of certain marketing applications. The FD&C Act provides a five-year period of non-patent exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication. However, such an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.
The FD&C Act alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Patent Term Extension
In the United States, after an NDA is approved, owners of relevant drug patents may apply for up to a five-year patent extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory process. The allowable patent term extension is typically calculated as one-half the time between, the latter of the effective date of an IND and issue date of the patent for which extension is sought, and the submission date of an NDA, plus the time between NDA submission date and the NDA approval date up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue licensure with due diligence. The total patent term after the extension may not exceed 14 years from the date of product approval. Only one patent applicable to an approved drug product is eligible for extension and only those claims covering the product, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent in question. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Some, but not all, foreign jurisdictions possess patent term extension or other additional patent exclusivity mechanisms that may be more or less stringent and comprehensive than those of the United States.
Other Regulatory Matters
From time to time, legislation is drafted, introduced, passed in Congress and signed into law that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidance and policies are often revised or reinterpreted by the agency in ways that may significantly affect the manner in which pharmaceutical products are regulated and marketed.
Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.
Current and Future Healthcare Reform Legislation
In the U.S. and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes intended to broaden access to healthcare, improve the quality of healthcare, and contain or lower the cost of healthcare items and services. For example, in the U.S., the ACA, among other things, subjected products to potential competition by lower-cost products, expanded the types of entities eligible for the 340B drug discount program, increased minimum rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased effective January 2019 to 70%) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. The coverage gap discount program was replaced effective January 1, 2025 by the Medicare Part D Manufacturer Discount Program established under the Inflation Reduction Act of 2022.
Other legislative changes have been proposed since the ACA was enacted and, while proposed changes may require authorization through additional legislation to become effective, and future administrations or Congress may reverse or otherwise change these measures, both the Trump administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

Other federal health reform measures have been proposed and adopted in the United States since the ACA was enacted. The Budget Control Act of 2011, for example, included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that will remain in effect through fiscal year 2032. In addition, the American Taxpayer Relief Act of 2012 was signed into law which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programs and reform government program reimbursement methodologies for drug products.
In addition, the Inflation Reduction Act of 2022, or the IRA, included several provisions that could impact our business to varying degrees. The IRA, among other things, allows for CMS to negotiate prices for certain single-source drugs and biologics reimbursed under Medicare Part B and Part D, with negotiated maximum fair prices for the first ten Medicare Part D drugs having taken effect January 1, 2026, and with Medicare Part B drugs becoming subject to negotiation beginning January 1, 2028. The legislation subjects drug manufacturers to civil monetary penalties and a potential excise tax for offering a price that is not equal to or less than the price negotiated under the law or for taking price increases that exceed inflation. The legislation also requires manufacturers to pay rebates for drugs in Medicare Part D and Part B for certain prices that increase faster than the rate of inflation. Further, the legislation caps Medicare beneficiaries’ annual out-of-pocket drug expenses at $2,000. The One Big Beautiful Bill Act of 2025, or OBBBA, amended the IRA negotiation program, effective for initial price applicability year 2028 and subsequent years, to expand the orphan drug exclusion (so that drugs designated for one or more rare diseases or conditions are excluded from the definition of qualifying single source drug) and to delay the start of the negotiation eligibility period of orphan-designated products until the date of first approval for a non-orphan indication. The effect of IRA, as amended, on our business and the healthcare industry in general is not yet known.
The OBBBA imposed significant reductions in Medicaid funding, additional work requirements for Medicaid recipients, and more frequent reenrollment requirements. These changes are expected to place substantial pressure on state Medicaid budgets, reduce enrollment, and limit covered services, which could decrease utilization of, and reimbursement for, our products, if approved.
We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:
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the demand for our product candidates, if we obtain regulatory approval;

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our ability to set a price that we believe is fair for our approved products;

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our ability to generate revenue and achieve or maintain profitability;

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the level of taxes that we are required to pay; and

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the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.
Prescription drug pricing in the U.S. is subject to significant political, legislative, and regulatory scrutiny. In recent years, Congress and federal and state agencies have considered and adopted measures aimed at increasing pricing transparency, reducing drug costs under government programs, reforming reimbursement methodologies, and examining manufacturer patient assistance programs. In 2025, the Trump Administration issued executive orders and supported regulatory initiatives focused on implementing most-favored-nation, or MFN, pricing concepts and expanding direct-to-consumer sales models, and CMS proposed multiple reimbursement models that would incorporate international reference pricing benchmarks into Medicare and Medicaid payment structures. These initiatives, if implemented, could adversely affect the prices that manufacturers are able to obtain for prescription drugs in the U.S. Although certain proposals are not finalized and, even if finalized, remain subject to rulemaking, legal challenge or voluntary participation, continued efforts to regulate or constrain drug pricing could materially impact our future revenue, pricing flexibility and commercial strategy if our product candidates are approved.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects. However, we expect that additional state and federal healthcare reform measures will be adopted in the future.
Third-Party Payor Coverage and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the U.S. and markets in other countries, sales of any products for which we may receive regulatory marketing approval for commercial sale will depend, in part, on the availability of coverage and reimbursement from third-party payors. Third-party payors include government healthcare programs (e.g., Medicare, Medicaid), managed care providers, private health insurers, health maintenance organizations and other organizations. These third-party payors often decide which medications they will cover and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors is essential for most patients to be able to afford treatments such as targeted protein degradation therapies.
In the U.S., no uniform policy exists for coverage and reimbursement for products across all third-party payors. Therefore, decisions regarding the extent of coverage and amount of reimbursement to be provided can differ significantly from payor to payor. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Factors payors consider in determining reimbursement are based on whether the product is:
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a covered benefit under its health plan;

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safe, effective and medically necessary;

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appropriate for the specific patient;

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cost-effective; and

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neither experimental nor investigational.

One third-party payor’s decision to cover a particular product or service does not ensure that other payors will also provide coverage for the medical product or service. Third-party payors may limit coverage to specific products on an approved list or formulary, which may not include all FDA-approved products for a particular indication. Also, third-party payors may refuse to include a particular branded product on their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors.
Moreover, the process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate a payor will pay for the product. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may also need to provide discounts or rebates to purchasers, private health plans or government healthcare programs. Despite our best efforts, our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover an approved product as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition.

Finally, in some foreign countries, the proposed pricing for a product candidate must be approved before it may be lawfully marketed. The requirements governing product pricing vary widely from country to country. For example, in the European Union, or EU, pricing and reimbursement of pharmaceutical products are regulated at a national level under the individual EU Member States’ social security systems. Some foreign countries provide options to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and can control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A country may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Even if approved for reimbursement, historically, product candidates launched in some foreign countries, such as some countries in the EU, do not follow price structures of the United States and prices generally tend to be significantly lower.
Other Healthcare Laws and Regulations
Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors may expose us to broadly applicable federal and state fraud and abuse laws, as well as other healthcare laws and regulations. These laws may impact, among other things, our proposed sales, marketing and distribution strategies. In the United States, these laws include, among others:
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The federal Anti-Kickback Statute, or AKS, which prohibits, among other things, any person or entity from knowingly and willfully offering, soliciting, receiving or paying remuneration (a term interpreted broadly to include anything of value, including, for example, gifts, discounts and credits), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, or arranging for, an item, good, facility or service for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The AKS has been interpreted to apply to arrangements between manufacturers on one hand and prescribers, purchasers, formulary managers, and pharmacies, among other entities, on the other. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations can result in significant civil monetary and criminal penalties for each violation, plus imprisonment, and exclusion from government healthcare programs.

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Additionally, the civil False Claims Act, or FCA, prohibits, among other acts, knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the FCA may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the FCA can result in very significant monetary damages (up to three times the amount of the government’s damages) and civil penalties for each false claim, as well as potential exclusion from government healthcare programs or ongoing integrity obligations. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Further, violations of other statutes such as the AKS and FDCA may, in certain instances, form the basis for FCA liability.

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The U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes additional criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private); and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, including the final omnibus rule published on January 25, 2013, imposes, among other things, certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain, protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.
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Federal transparency laws, including the federal Physician Payments Sunshine Act created under the ACA, and its implementing regulations, which requires manufacturers of certain drugs, devices, medical supplies and biologics, among others, to track and disclose payments under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) and other transfers of value they make to U.S. physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other non-physician practitioners (like physician assistances and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. This information is subsequently made publicly available in a searchable format on a CMS website.

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Federal government price reporting laws, which require us accurately and timely to calculate and report complex pricing metrics to government programs, where such reported prices may used in the calculation of reimbursement and/or discounts on approved products. Violations of these laws may, in certain circumstances, result in civil monetary penalties and/or violations of the FCA.

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Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

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Analogous state law equivalents of each of the above U.S. federal laws and similar healthcare laws and regulations in the EU and other jurisdictions, such as: anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require the reporting of information related to drug pricing; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws that require the licensure and/or registration of pharmaceutical sales representatives; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; and state laws governing the privacy and security of health information and/or other health information in certain circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal, state and foreign enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource consuming and can divert a company’s attention from the business.

Compliance With Other Federal And State Laws or Requirements; Changing Legal Requirements
If any products that we may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, labeling, packaging, distribution, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to we may be subject.
The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.
The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.
Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.
European Union Drug Development
Similar to the United States, the various phases of preclinical and clinical research in the European Union (EU) are subject to significant regulatory controls. In April 2014, the EU adopted the new Clinical Trials Regulation No. 536/2014, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022. The transitory provisions of the new Regulation provide that, by January 31, 2025, all ongoing clinical trials must have transitioned to the new Regulation.
The new Regulation overhauled the system of approvals for clinical trials in the EU. Specifically, it is directly applicable in all Member States (meaning that no national implementing legislation in each Member State is required), and aims at simplifying and streamlining the approval of clinical trials in the EU. The main characteristics of the new Regulation include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned) of a draft report prepared by a Reference Member State. Part II is assessed separately by each Member State concerned. Strict deadlines have also been established for the assessment of clinical trial applications.
European Union Drug Review and Approval
In the European Economic Area, or the EEA, which is comprised of the 27 Member States of the European Union and three European Free Trade Association States (Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations, a centralized MA and a national MA.
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The centralized MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions, and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.
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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States or EUCMS) for their approval. If the EUCMS raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the EUCMS).

Under the above described procedures, before granting the MA, EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. Similar to the United States patent term-restoration, SPCs serve as an extension to a patent right in Europe for up to five years. SPCs apply to specific pharmaceutical products to offset the loss of patent protection due to the lengthy testing and clinical trials these products require prior to obtaining regulatory marketing approval. Alongside patent protection, there are a number of regulatory incentives offered (including SPC extensions, regulatory data protection and orphan market exclusivity, amongst others).
Outside of the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.
Data Privacy and Security
In the ordinary course of business, we collect, receive, or otherwise process personal data, including information we may collect about participants in our clinical trials. Accordingly, we are, or may be become, subject to numerous data privacy and security obligations, including global, federal, state and local laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations related to privacy and data security.
We may be subject to Swiss, European, US federal, state and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security) which provide additional privacy restrictions. For example, in the EEA and United Kingdom, or UK, the collection and use of personal data including health information is governed by the provisions of the EU GDPR and the UK’s implementation of the UK GDPR, and collectively the GDPR, as well as national data protection laws in force in relevant EEA Member States and the UK (including the UK Data Protection Act 2018 and the UK Data (Use and Access) Act 2025). The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, such as requirements relating to ensuring a legal basis or condition applies to the processing of personal data, transferring such information outside the EEA/UK, including to the United States (see below), expanded disclosures to individuals regarding the processing of their personal data, implementing safeguards to keep personal data secure, having data processing agreements with third parties who process personal data, providing information to individuals regarding data processing activities, responding to individuals’ requests to exercise their rights in respect of their personal data, if required obtaining consent of the individuals to whom the personal data relates, reporting security and privacy breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to €20,000,000 (£17.5 million for the UK GDPR) or 4% of our corporate group’s total annual global revenue from the proceeding year, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms to ensure continued compliance with GDPR, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our European activities.
The UK’s data protection regime is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher.
The GDPR imposes strict rules on the transfer of personal data outside of the EEA/UK to third countries, including the United States in certain circumstances, unless a valid GDPR mechanism (e.g., the European Commission issued Standard Contractual Clauses, or SCCs, and the UK International Data Transfer Addendum/Agreement, or UK IDTA) is put in place, or an international transfer derogation exists under the GDPR. Where relying on the SCCs or UK IDTA for data transfers, we may also be required to carry out transfer impact assessments. Further, the EU and United States have agreed to an adequacy decision for the EU-U.S. Data Privacy Framework, or the Framework, which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the United States is comparable to that offered in the EU. This provides a further avenue to ensuring transfers to the United States are carried out in line with GDPR. There has been an extension to the Framework to cover UK transfers to the United States. The Framework could be challenged like its predecessor frameworks. This complexity and the additional contractual burden increases our overall risk exposure, and there may be further divergence on international transfer safeguards in the future, including with regard to administrative burdens. The international transfer obligations under the EEA and UK data protection regimes will require effort and cost and may result in us needing to make strategic considerations around where EEA/UK personal data is located and which service providers we can utilize for the processing of EEA/UK personal data. Any inability to transfer personal data from the UK and EEA to the United States (and other third countries) in compliance with data protection laws may adversely affect our operations and our business and financial position. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission or EC issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EEA to the UK remain unrestricted. The UK government has confirmed that personal data transfers from the UK to the EEA also remain free flowing.
The UK data protection regime is independent from but currently still aligned with the EEA’s data protection regime. However, going forward, there is increasing risk for divergence in application, interpretation and enforcement of the data protection laws as between the UK and EEA, creating additional regulatory uncertainty. For example, the UK Data (Use and Access) Act 2025, now in force, further differentiates the UK and EU data protection regimes. In December 2025, the European Commission adopted a decision determining that the UK continues to provide a level of data protection that is “essentially equivalent” to the EU standards and extended the validity of the UK adequacy decision for six years, through to December 2031. While this renewal reduces immediate adequacy concerns, uncertainty remains regarding how UK data protection laws will evolve in the medium to longer term. The lack of clarity on future UK laws and regulations and their interaction with EU laws and regulations may affect our efforts to maintain a harmonized approach to processing European personal data and expose us to two parallel regimes where the UK GDPR and EU GDPR both apply with differing interpretation and enforcement approaches. This could increase our legal risk, uncertainty, complexity and compliance cost associated with the handling of European personal data, and may require us to adapt our privacy and data security compliance programs to account for legal and regulatory divergence between the UK and EEA. Further, EU Member States have adopted implementing national laws to implement the EU GDPR which may partially deviate from the EU GDPR and the competent authorities in the EU Member States may interpret EU GDPR obligations slightly differently from country to country, so that we do not expect to operate in a uniform legal landscape in the EEA.

In Switzerland, we may be subject to data protection requirements including the Swiss Federal Act on Data Protection which imposes comprehensive rules on the processing of personal data including health related information.
In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. For example, the California Consumer Privacy Act, or the CCPA, is a comprehensive law that creates individual privacy rights and protections for California consumers, places increased privacy and security obligations on entities handling personal data of consumers or households, and provides for civil penalties for violations and a private right of action for data breaches. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information.
Further, as of January 1, 2023, the California Privacy Rights Act, or the CPRA, amended the CCPA and created additional obligations with respect to processing and storing personal information and sensitive personal information. While the CCPA contains an exception for activities that are subject to HIPAA, we cannot yet determine the impact the CCPA and other such future laws, regulations and standards may have on our business.
Numerous U.S. states have passed similar consumer privacy laws. Like the CCPA, these laws grant consumers rights in relation to their personal information and impose new obligations on regulated businesses, including, in some instances, broader data security requirements. Such legislation adds additional complexity, variation in requirements, restrictions and potential legal risk, requiring additional investment of resources in compliance programs, impacting our strategies and the availability of previously useful data which may result in increased compliance costs and/or changes in business practices and policies. The existence of comprehensive privacy laws in different states in the country make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance. State laws are changing rapidly and there have been discussions in the U.S. Congress of comprehensive federal data privacy laws to which we could become subject to, if enacted.
Furthermore, other states have proposed or enacted legislation that is focused on more narrow aspects of privacy. In the state of Washington, for example, the My Health My Data Act requires regulated entities to obtain consent to collect health information, grants consumers certain rights, including to request deletion of their information, and provides for robust enforcement mechanisms, including enforcement by the Washington state attorney-general and a private right of action for consumer claims. Additionally, a small number of states, including Illinois and Texas, have enacted laws that specifically target the collection and use of biometric information.
At the federal level, the FTC has used its authority over “unfair or deceptive acts or practices” to impose stringent requirements on the collection and disclosure of sensitive categories of personal information, including health information. Moreover, the FTC’s expanded interpretation of a “breach” under its Health Breach Notification Rule could impose new disclosure obligations that would apply in the event of a qualifying breach.
Regulators and legislators in the United States are also increasingly scrutinizing and restricting certain personal data transfers and transactions involving foreign countries. For example, the Department of Justice’s January 8, 2025, rule on “Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, prohibits data brokerage transactions involving certain sensitive personal data categories, including health data, genetic data and biospecimens, to countries of concern, including China. The regulations also restrict certain investment agreements, employment agreements and vendor agreements involving such data and countries of concern, absent specified cybersecurity controls. Actual or alleged violations of these regulations may be punishable by criminal and/or civil sanctions, and may result in exclusion from participation in federal and state programs.
The uncertainty surrounding the implementation of recent and emerging state privacy and other similar laws, regulations and standards that may be adopted in other jurisdictions exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
Many jurisdictions outside of Europe where we do business directly or through master resellers today and may seek to expand our business in the future, are also considering and/or have enacted comprehensive data protection legislation. We also continue to see jurisdictions imposing data localization laws. These and similar regulations may interfere with our intended business activities, inhibit our ability to expand into those markets, require modifications to our products or services or prohibit us from continuing to offer services in those markets without significant additional costs.
Compliance With Other Federal and State Laws or Requirements; Changing Legal Requirements
If any products that we may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, labeling, packaging, distribution, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to we may be subject.
The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.
The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.
Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.
Other U.S. Environmental, Health and Safety Laws and Regulations
We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.
Government Regulation of Drugs Outside of the United States
To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization or identification of an alternate regulatory pathway, manufacturing, commercial sales and distribution of our products.
Whether or not we obtain FDA approval of a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Non-Clinical Studies and Clinical Trials
Similarly to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.
Non-clinical studies are performed to demonstrate the safety and non-toxicity of new chemical (or biological) substances. Non-clinical studies intended to be used to support regulatory filings for medicinal products, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the principles of GLP, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.
Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use, or ICH, guidelines on GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
In April 2014, the EU adopted the Clinical Trials Regulation (EU) No 536/2014, or the Clinical Trials Regulation, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022. The Clinical Trials Regulation, which is directly applicable in all EU Member States (meaning no national implementing legislation in each EU Member State is required), aims to simplify and streamline the approval of clinical trials in the EU, for example by providing for a streamlined application procedure via a single entry point and simplifying reporting procedures for clinical trial sponsors.
Marketing Authorizations
In the EU, medicinal products can only be placed on the market after obtaining an MA. This process depends, among other things, on the nature of the medicinal product, but the two routes are either the centralized authorization procedure or one of the national authorization procedures.
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Centralized procedure — Under the centralized procedure, following the opinion of the EMA’ CHMP, the European Commission issues a single MA valid across the EU as well as the additional states of the EEA (Iceland, Norway and Liechtenstein). The centralized procedure is compulsory for human medicines derived from biotechnology processes, such as genetic engineering, or advanced therapy medicinal products (i.e. gene therapy, somatic cell therapy and tissue engineered products), products that contain a new active substance indicated for the treatment of certain diseases, (i.e. HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions and viral diseases), and officially designated orphan medicinal products. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized MA to the EMA, as long as the medicine concerned contains a new active substance not yet authorized in the EU, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the EU. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who makes the final decision to grant an MA, which is issued within 67 days of receipt of the EMA’s recommendation. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days (not including clock stops). Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for certain expedited development and review programs, such as the EMA’s PRIME scheme, which provides incentives similar to the Breakthrough Therapy Designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from support under the PRIME scheme can expect to be eligible for accelerated assessment, however this is not guaranteed. The benefits of the PRIME scheme include the appointment of a CHMP rapporteur before submission of an MAA, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review earlier in the application process. National authorization procedures — There are also two other possible routes to authorize products for therapeutic indications in several EU Member States, which are available for products that fall outside the mandatory scope of the centralized procedure.
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Decentralized procedure — Under the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU Member State for medicinal products that have not yet been authorized in any EU Member State.

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Mutual recognition procedure — Under the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, the applicant may seek additional MAs from other EU Member States in a procedure whereby the countries concerned agree to recognize the validity of the original, national MA.

MAs have an initial duration of five years. After these five years, the authorization may be renewed for an unlimited period on the basis of a reevaluation of the risk-benefit balance by the EMA or the relevant national competent authority, as applicable.
Data and Market Exclusivity
In the EU, upon receiving an MA, innovative medicinal products, sometimes referred to as new active substances (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity. The data exclusivity period prevents generic or biosimilar applicants from relying on the non-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic/biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed in the EU until the expiration of the market exclusivity period. The overall ten-year period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an MA for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, even if a product benefits from the prescribed period of data exclusivity, another company may market another version of the product if such company obtained a marketing authorization based on an application with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.
Orphan Medicinal Products
The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. In the EU, a medicinal product may be designated as orphan if (i) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the EU to justify the investment in its development; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of a significant benefit to those affected by that condition. The application for orphan designation must be submitted before the MAA. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of an MA, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year orphan market exclusivity period, no MAA shall be accepted in the EU for the same indication in respect of a similar medicinal product to the authorized orphan product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan medicinal product can also obtain an additional two years of market exclusivity in the EU for submission of data from pediatric studies in compliance with an EMA-approved pediatric investigation plan. No extension to any SPC can be granted on the basis of pediatric studies for orphan indications. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, including if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, an MA may be granted to a similar medicinal product for the same indication as an authorized orphan product at any time if (i) it is established that a similar medicinal product is safer, more effective or otherwise clinically superior than the authorized orphan product; (ii) the MA holder for the authorized orphan product consents to the second medicinal product authorization; or (iii) the MA holder for the authorized orphan product cannot supply enough orphan medicinal product.
Pediatric Development
In the EU, MAAs for new medicinal products must include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product for which an MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Products that are granted an MA with the results of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under an SPC (provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to 2 years before the SPC expires) even where the trial results are negative. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
Post-Approval Requirements
Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the EU Member States. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs. All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place, including the measures to be taken to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.
The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited in the EU. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU Directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Failure to comply with EU and Member State laws that apply to the conduct of clinical trials, manufacturing approval, authorization of medicinal products and marketing of such products, both before and after grant of the MA, or with other applicable regulatory requirements, may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant an MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.
The aforementioned EU rules are generally applicable in the EEA. For other countries outside of the EU, such as countries in Latin America or Asia, the requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical studies are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
Should we utilize third-party distributors, compliance with such foreign governmental regulations would generally be the responsibility of such distributors, who may be independent contractors over whom we have limited control.
Reform of the Regulatory Framework in the EU
The European Commission introduced legislative proposals in April 2023 intended to replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). In April 2024, the European Parliament adopted its position on the legislative proposals, and in June 2025, the Council of the EU adopted its position. A common position on the text has been agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions are expected to be formally adopted in 2026, but are not expected to become applicable before 2028.
Brexit and the Regulatory Framework in the United Kingdom
Following the end of the Brexit transition period on January 1, 2021 and the implementation of the Windsor Framework on January 1, 2025, the United Kingdom, or UK, is not generally subject to EU laws in respect of medicines. The EU laws that have been transposed into UK law through secondary legislation remain applicable in the UK, however, new legislation such as the EU Clinical Trials Regulation is not applicable in the UK. As a result of the Northern Ireland protocol, different rules applied in Northern Ireland than in England, Wales, and Scotland (together, Great Britain) for a period following Brexit where Northern Ireland continued to follow the EU regulatory regime. However, on January 1, 2025 a new arrangement called the “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the Medicines and Healthcare products Regulatory Agency, or MHRA, with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labeling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines. In particular, the MHRA is now responsible for approving medicinal products placed on the UK market (i.e., Great Britain and Northern Ireland), and the EMA no longer has a role in UK marketing authorizations. A single UK-wide MA will be granted by the MHRA for medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. In addition, the new arrangements require, for packs placed on the UK market on or after January 1, 2025, a “UK Only” label, indicating they are not for sale in the EU. However, although a separate authorization is now required to market medicinal products in the UK, since January 1, 2024, the MHRA may rely on the International Recognition Procedure, or IRP, when reviewing certain types of MAAs. Pursuant to the IRP, the MHRA will take into account the expertise and decision-making of trusted regulatory partners (e.g., the medicines regulatory authorities in Australia, Canada, Switzerland, Singapore, Japan, the United States, and the EMA in the EU) when considering an application for a UK marketing authorization. There is no pre-MA orphan designation in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding MAA. The criteria are essentially the same as in the EU, but have been tailored for the UK market, i.e., the prevalence of the condition in the UK (rather than the EU) must not be more than five in 10,000. Should an orphan designation be granted, the period of market exclusivity will be set from the date of first approval of the product in the UK.

Employees and Human Capital Resources
As of June 30, 2026, we had 21 full-time employees and six part-time consultants, and nine of our employees have M.D. or Ph.D. degrees. Within our workforce, 13 employees are engaged in research and development and eight are engaged in business development, finance, accounting, legal and general management and administration. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.
Facilities
We maintain an office at 265 Franklin Street, Suite 1702, Boston, Massachusetts, which serves as our principal executive office. We also maintain additional office space at our location in the United Kingdom at Suite 8, The Mansion, Chesterford Research Park, Little Chesterford, CB10 1XL, Cambridge, United Kingdom.
Legal Proceedings
From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the name, position, as well as age as of June 30, 2026, of each of our executive officers and directors as of the date of this prospectus:
NAME	AGE	POSITION(s)
Executive Officers
Geoffrey McDonough, M.D.	55	Chief Executive Officer and Director
Chris Guiffre, J.D., M.B.A.	57	Chief Financial Officer
Jyothis George, MBBS, Ph.D.	48	Chief Medical Officer
Alan P. Watt, Ph.D., M.B.A.	62	Chief Scientific Officer
Nicholas Clarke, Ph.D.	54	Chief Development Officer

Non-Employee Directors
Donald Nicholson, Ph.D.	69	Chairman of the Board
Elisabeth Björk, Ph.D.	65	Director
Alex Pasteur, Ph.D.	55	Director
Kevin Raidy	58	Director
Henrijette Richter, Ph.D.	54	Director
Scott Rocklage, Ph.D.	71	Director
Jim Trenkle, Ph.D.	45	Director

(1)
Member of the talent committee.

(2)
Member of the nominating and corporate governance committee.

(3)
Member of the audit and risk committee.

Executive Officers and Employee Director
Geoffrey McDonough, M.D. Dr. McDonough has served as our Chief Executive Officer and a member of our Board of Directors since February 2026. From October 2017 through October 2025, Dr. McDonough served as the president and chief executive officer of Generation Bio, a biotechnology company. Previously, Dr. McDonough served as president and chief executive officer of Swedish Orphan Biovitrum AB, a biopharmaceutical company, from August 2011 until May 2017. Dr. McDonough has served on the board of directors of Third Harmonic Bio, Inc., a biopharmaceutical company, since March 2024. He previously served as the chairman and as a member of the board of directors of Generation Bio from October 2025 until February 2026 and October 2017 to February 2026, respectively, and on the boards of directors of Surface Oncology, Inc., a biotechnology company, from February 2018 until March 2022, Zafgen, Inc., a biopharmaceutical company, from September 2015 until May 2020 and PTC Therapeutics, Inc., a biopharmaceutical company, from September 2012 until September 2017. Dr. McDonough earned his Bachelor of Science in biology and his Bachelor of Arts in philosophy, both summa cum laude, from University of North Carolina at Chapel Hill. Dr. McDonough earned his M.D. at Harvard Medical School and completed his residency training in internal medicine and pediatrics at Massachusetts General Hospital and Boston Children’s Hospital. We believe that Dr. McDonough’s extensive leadership experience in the life sciences industry and his knowledge of our company based on his role as our chief executive officer qualify him to serve as a member of our board of directors.
Chris Guiffre, J.D., M.B.A. Mr. Guiffre has served as our Chief Financial Officer since October 2025. Before joining our team, he served as interim chief financial officer of Vizgen, Inc., a commercial life sciences tools company, from May 2025 through December 2025. Mr. Guiffre served as president & chief operating officer of Auron Therapeutics, Inc., a clinical-stage biotechnology company where he also held chief financial officer responsibilities, from July 2023 through December 2024. Prior, Mr. Guiffre was the chief financial officer and chief operating officer of Pear Therapeutics, Inc., a commercial digital therapeutics company, from December 2017 through July 2023. Before that, he held chief business officer, chief financial officer, chief operating officer and chief executive officer roles at Cerulean Pharma Inc., a clinical-stage biotechnology company, from 2012 through 2017. During his tenure at Pear Therapeutics, Inc. and Cerulean Pharma, Inc., Mr. Guiffre was instrumental in taking both companies public. He also has held senior executive positions at various life science and tech companies, including president & chief executive officer of Alvos Therapeutics, Inc., an early-stage biotechnology company, chief business officer of Hydra Biosciences, Inc., an early-stage biotechnology company, senior vice president, general counsel & secretary at Cubist Pharmaceuticals, Inc., a commercial biopharmaceutical company, and vice president, general counsel & clerk at Renaissance Worldwide, Inc., a commercial information technology services company. Mr. Guiffre received an M.B.A. from Boston College Carroll School of Management, a J.D. from Boston College Law School, and a B.S. from Babson College. Chris also teaches strategy at Bentley University.
Jyothis George, MBBS, Ph.D. Dr. George has served as our Chief Medical Officer since July 2025. He previously served as the global medical vice president, obesity and related conditions (amongst other senior roles) at Amgen Inc. from August 2022 to June 2025. From August 2020 until July 2022, Dr. George was the corporate vice president of clinical development, medical affairs and regulatory at Novo Nordisk and from November 2015 until August 2020 he held senior roles at Boehringer Ingelheim including as the global head of clinical development and medical affairs, cardiometabolism. Dr. George served on the board of directors of Amgen Technologies, Ireland from November 2024 to June 2025. He is currently a visiting professor of CardioMetabolic Medicine at the University of Oxford and was a clinical associate professor at the University of Warwick from June 2016 through December 2023. Dr. George holds an M.B.B.S. from St. John's Medical College in Bangalore, India and a Ph.D. in Neuroendocrinology from the University of Edinburgh.
Alan P. Watt, Ph.D., M.B.A. Dr. Watt is one of our co-founders and has served as our Chief Scientific Officer since December 2021, and prior to that, since NodThera Limited’s founding in 2016. Dr. Watt's previous roles include serving as acting chief scientific officer at Bicycle Therapeutics plc, a clinical stage biopharmaceutical company, from December, 2015 to December, 2016, as chief operating officer and executive vice president of R&D at Trident Pharmaceuticals Ltd, a pharmaceutical company from January, 2013 to September, 2016, and as chief executive officer of Xenovium Ltd., a biotechnology research company, from January, 2014 to September, 2016. He has served on the board of the Babraham Institute since 2017 and as chair of Babraham Institute Enterprise since 2025. Alan formerly led preclinical development for Neurology at GlaxoSmithKline plc, or GSK, before relocating to Philadelphia as vice president and Discovery Performance unit head at GSK. Alan began his drug discovery career at the Merck Neuroscience Research Centre where he led Drug Metabolism and Pharmacokinetics. Dr. Watt holds a Bachelor of Science in chemistry from the University of Southampton, a Ph.D. in drug metabolism from the University of Hertfordshire and an M.B.A. from the Open Business School.
Nicholas Clarke, Ph.D. Dr. Clarke has served as our Chief Development Officer since 2022. Prior to serving as Chief Development Officer, Dr. Clarke was our Vice President (and subsequently Senior Vice President) of Preclinical and Translational, joining our team in 2019. Dr. Clarke worked for Pfizer Inc. from November 1997 until January 2019, serving for over 20 years as a Senior Director and Project leader. Dr. Clarke received his Bachelor of Science in pharmacology from the University of Portsmouth and his Ph.D. in anatomical neuropharmacology from the University of Oxford.
Non-employee directors
Donald Nicholson, Ph.D. Dr. Nicholson is the chair of our Board of Directors and has served as a member of our Board of Directors since December 2021. Prior to that, Dr. Nicholson served on the board of directors of NodThera Limited from April 2019 until December 2021. Dr. Nicholson most recently served as CEO at Nimbus Therapeutics, LLC and previously spent 25 years at Merck & Co., Inc., where he held strategic, leadership and operational roles across diverse therapeutic areas including inflammation, immunology and neurosciences. Dr. Nicholson began his professional career as a senior research biologist and held positions of increasing responsibility, including vice president and site head of the Merck Neurosciences Research site in San Diego, vice president of immunology and infectious diseases, and vice president and worldwide discovery head for bone, respiratory, immunology and endocrine disorders. Dr. Nicholson serves as board chair for Disc Medicine, Inc. and Muna Therapeutics ApS. He previously served on the board of directors of Generation Bio, Kymera Therapeutics, Inc. and Jnana Therapeutics, Inc. (later acquired by Otsuka Pharmaceuticals Co., Ltd.). Dr. Nicholson received his doctorate in biochemistry from the University of Western Ontario and trained as a Medical Research Council postdoctoral fellow at the University of Munich in Germany. We believe Dr. Nicholson is qualified to serve as a member of our Board of Directors due to his extensive experience in scientific and management roles, as well as serving on numerous boards of directors, in the life sciences industry.

Elisabeth Björk, Ph.D. Dr. Björk has served on our Board of Directors since June 2025. She has more than 30 years of experience from clinical practice, academic research and drug development, including leading positions in various roles at AstraZeneca PLC for more than 20 years. She most recently served as Senior Vice President, Head of Obesity franchise at AstraZeneca PLC. Dr. Björk’s work has covered the clinical development phases I-IV, large-scale outcomes programs, major global filings and health authority interactions, as well as commercial strategy and implementation. Dr. Björk is a board member of Ousia Pharma ApS, Agiana Pharmaceuticals AS, Camurus AB, Vicore Pharma AB, Hansa Biopharma AB and Pharvaris N.V. She previously served on the board of directors of Rocket Pharmaceuticals, Inc. Dr. Björk is an endocrinologist by training and an associate professor of medicine at Uppsala University, Sweden. She holds an M.D. from the Karolinska Institute and a Ph.D. in Endocrinology from Uppsala University. We believe Dr. Björk is qualified to serve on our board of directors due to her depth of knowledge of the pharmaceutical industry and her many years of experience working in drug development.
Alex Pasteur, Ph.D. Dr. Pasteur has served on our Board of Directors since December 2021 pursuant to F Prime Capital’s right to appoint a representative to our Board of Directors under our Amended and Restated Voting Agreement, dated as of April 4, 2025, in connection with our Series B Preferred Stock financing. Prior to that, Dr. Pasteur served on the board of directors of NodThera Limited from May 2020 until December 2021. Dr. Pasteur is a Partner with F-Prime Capital, where he has worked since 2012. He previously worked at MVM Life Science Partners LLP in the United States and Europe. Dr. Pasteur sits on the boards of numerous companies including Tenpoint Therapeutics, Ltd., Genomics PLC, Peptone Ltd, Pulmocide Ltd, Shift Bioscience Ltd, ArtBio, Inc. and Owkin, Inc. Dr. Pasteur previously served as an executive director of Oviva AG. Dr. Pasteur earned an M.A. in Natural Sciences from Cambridge University and a Ph.D. in Chemistry from Cambridge University. We believe Dr. Pasteur is qualified to serve on our Board of Directors based on his many years of experience investing in, and working with, life sciences companies.
Kevin Raidy. Mr. Raidy has served on our Board of Directors since December 2021 pursuant to Blue Owl Capital’s right to appoint a representative to our Board of Directors under our Amended and Restated Voting Agreement, dated as of April 4, 2025, in connection with our Series B Preferred Stock financing. Prior to that, Mr. Raidy served on the board of directors of NodThera Limited from May 2020 until December 2021. He is a Managing Director at Blue Owl and the Head of Healthcare Opportunities, overseeing private and public investment activity related to Healthcare Opportunities and sitting on the Fund’s Investment Committee. Previously Mr. Raidy was a founder and Managing Partner of Cowen Healthcare Investments, the predecessor to Blue Owl Healthcare Opportunities. Prior to his role at Cowen Healthcare Investments, Mr. Raidy was Cowen’s Head of Investment Banking and prior to that he was Co-Head of Cowen’s Equity Capital Markets Group. Before that he was a Managing Director at Ramius LLC and spent ten years at Shipley Raidy Capital Partners, a boutique investment banking firm which he co-founded. Prior to founding Shipley Raidy, Mr. Raidy was an associate at Philadelphia First Group. He started his career at Cantor Fitzgerald & Co. before moving to Merrill Lynch as an analyst in the municipal finance group. Mr. Raidy serves on the board of directors of Latigo Biotherapeutics, Inc., Neuron23, Inc. and Aro Biotherapeutics Company. Mr. Raidy received a B.S. in Economics with a concentration in Finance from the Wharton School of the University of Pennsylvania. We believe Mr. Raidy is qualified to serve on our Board of Directors based on his years of experience in the life science sector investing in and advising pharmaceutical companies.
Henrijette Richter, Ph.D. Dr. Richter has served on our Board of Directors since December 2021 pursuant to Sofinnova Partners’ right to appoint a representative to our Board of Directors under our Amended and Restated Voting Agreement, dated as of April 4, 2025, in connection with our Series A2 Preferred Stock financing. Prior to that, Dr. Richter served on the board of directors of NodThera Limited from March 2018 until December 2021. Dr. Richter has been a Managing Partner at Sofinnova Partners since 2014 and is an active member of the Capital Funds team, the firm’s flagship fund dedicated to early-stage bio and medical technology companies. Prior to Sofinnova Partners, Dr. Richter co-founded Novo Seeds, an early stage life-science investor. Dr. Richter is a member of the board of directors of Ensocell Ltd, Epoqe Pharma ApS, Freya Biosciences ApS, Haya Therapeutics SA, Nanophoria Srl, Mozart Therapeutics, Inc., Muna Therapeutics ApS, Nitrase Therapeutics, Inc., Redona Therapeutics, Inc., Asceneuron SA and iOmx Therapeutics AG. Dr. Richter holds a combined Ph.D. and Industrial Scientist degree in Molecular Biology from the University of Copenhagen and Novo Nordisk. She did her postdoctoral fellowship at the MIT Center for Cancer Research in Massachusetts. We believe Dr. Richter is qualified to serve on our Board of Directors based on her depth of knowledge of the pharmaceutical industry and her many years serving on the boards of directors of pharmaceutical companies.

Scott Rocklage, Ph.D. Dr. Rocklage has been a member of our Board of Directors since December 2021 pursuant to 5AM Ventures’ right to appoint a representative to our Board of Directors under our Amended and Restated Voting Agreement, dated as of April 4, 2025, in connection with our Series A2 Preferred Stock financing. Prior to that, Dr. Rocklage served on the board of directors of NodThera Limited from March 2018 until December 2021. Dr. Rocklage joined 5AM Ventures in 2003 as a Venture Partner, became a Managing Partner in 2004 and transitioned to Founding Partner in 2017. Dr. Rocklage has over three decades of healthcare management experience with strategic leadership responsibilities that led to FDA approval of three U.S. NDAs (Omniscan™, Teslascan® and Cubicin®). He has previously served as Chairman and CEO of Cubist Pharmaceuticals, Inc., President and CEO of Nycomed Salutar Inc., and has also held R&D positions at Salutar, Inc. and Catalytica, Inc. Dr. Rocklage formerly served as Board Chairman of Relypsa, Inc. (acquired by Vifor Pharma Ltd.), Novira, Inc. (acquired by Johnson and Johnson), Aprea Therapeutics, Inc., Cidara Therapeutics, Inc., Albamunity GmbH and Halio, Inc. Dr. Rocklage currently serves as Board Chairman of Expansion Therapeutics, Inc. and is a Board member at Nouscom AG. He was formerly Executive Chairman of Ilypsa, Inc. (acquired by Amgen), Miikana Therapeutics, Inc. (acquired by EntreMed) and Semprus Biosciences Corporation (acquired by Teleflex). Dr. Rocklage received his B.S. in Chemistry from the University of California, Berkeley and his Ph.D. in Chemistry from MIT. We believe Dr. Rocklage is qualified to serve on our Board of Directors based on his many years of experience in healthcare management and extensive knowledge of the drug development process.
Jim Trenkle, Ph.D. Dr. Trenkle has served on our Board of Directors since December 2021 pursuant to Novo Venture (US) Inc.’s right to appoint a representative to our Board of Directors under our Amended and Restated Voting Agreement, dated as of April 4, 2025, in connection with our Series B Preferred Stock financing. Prior to that, Dr. Trenkle served on the board of directors of NodThera Limited from October 2019 until December 2021. Since May 2022, Dr. Trenkle has been employed as a Partner at Novo Holdings US, Inc., which provides consulting services to Novo Holdings A/S, an investment firm focused on life sciences and finance. Prior to joining Novo Holdings US, Dr. Trenkle was Head of Investments at Sanofi Ventures from April 2020 until May 2022. Prior to Sanofi, Dr. Trenkle was a Vice President of Investments at Pivotal bioVenture Partners from 2017 until 2020 and before that he held various roles of increasing responsibility at Gilead Sciences over the course of ten years, largely focused on hepatitis C and other liver diseases. Dr. Trenkle serves on the board of directors of Convergent Therapeutics, Inc., Glycomine, Inc., and Riva Therapeutics, Inc. He previously served on the boards of directors of Rome Therapeutics, Inc., Veralox Therapeutics, Inc, Maplight Therapeutics, Inc. and Therini Bio, Inc. Dr. Trenkle completed a B.S. in Honors Chemistry at the University of Michigan, a Ph.D. in Organic Chemistry at Massachusetts Institute of Technology and an M.B.A. at the University of California Berkeley, Haas School of Business. We believe Dr. Trenkle’s qualifications to serve on our Board include his depth of knowledge of the pharmaceutical industry and his many years of experience in clinical research and drug development.
Composition of Our Board of Directors
Our board consists of eight members, each of whom is a member pursuant to the board composition provisions of our fourth amended and restated certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our fifth amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and fourth amended and restated bylaws, which will become effective upon effectiveness of the registration statement of which this prospectus forms a part, also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence
Our board of directors has determined that              of the board of directors, except for Dr. McDonough, due to his employment relationship with us, are independent directors, including for purposes of the rules of the Nasdaq Market, or Nasdaq, and the SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and their background, employment history and affiliations. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.2
Staggered Board
In accordance with the terms of our fifth amended and restated certificate of incorporation to be in effect immediately prior to the completion of this offering and fourth amended and restated bylaws to be in effect upon effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years                for Class I directors,               for Class II directors and               for Class III directors.
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Our Class I directors will be                 ,                and               .

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Our Class II directors will be                ,                and                .

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Our Class III directors will be                ,                and                .

Our fifth amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and fourth amended and restated bylaws, which will become effective upon effectiveness of the registration statement of which this prospectus forms a part, provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.
The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.
Board Leadership Structure
Currently, the role of chairperson of the board of directors is separated from the role of Chief Executive Officer. Our Chief Executive Officer is responsible for recommending strategic decisions and capital allocation to the board of directors and ensuring the execution of the recommended plans. The chairperson of the board of directors is responsible for leading the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairperson, particularly as the board of directors’ oversight responsibilities continue to grow. While our fourth amended and restated bylaws and corporate governance guidelines will not require that our chairperson and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.
Role of the Board in Risk Oversight
Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including the risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section titled “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.
Committees of Our Board of Directors
Our board of directors has established an audit and risk committee, a talent committee, which serves as our compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist the Company and the board of directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations, if applicable. Upon our listing on Nasdaq, each committee’s charter will be available on our website at www.nodthera.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.
Audit and Risk Committee
                ,                and                serve on the audit and risk committee, which is chaired by         . Our board of directors has determined that each member of the audit and risk committee is “independent” for audit and risk committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit and risk committee. Our board of directors has designated                as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit and risk committee’s responsibilities include:
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appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

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pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

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reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

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establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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recommending, based upon the audit and risk committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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preparing the audit and risk committee report required by SEC rules to be included in our annual proxy statement;

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reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

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reviewing quarterly earnings releases; and

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reviewing our major risk exposures, including financial, operational, cybersecurity, competition, legal and regulatory exposures.

Talent Committee
                ,                and                serve on the Talent committee, which is chaired by                . Our board of directors has determined that each member of the talent committee is “independent” as defined in the Nasdaq listing standards. The talent committee serves as the compensation committee of our board of directors. The talent committee’s responsibilities include:
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annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

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evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) reviewing and determining the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

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reviewing and approving the compensation of our other executive officers;

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developing and implementing compensation policies and plans;

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overseeing and administering our compensation and similar plans;

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evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;

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retaining and approving the compensation of any compensation advisors;

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reviewing and approving our policies and procedures for the grant of equity-based awards;

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reviewing and recommending to the board of directors the compensation of our directors;

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preparing our talent committee report if and when required by SEC rules;

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reviewing and discussing annually with management our Compensation Discussion and Analysis, if and when required, to be included in our annual proxy statement; and

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reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.
Nominating and Corporate Governance Committee
                ,                and                serve on the nominating and corporate governance committee, which is chaired by                . Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the Nasdaq listing standards. The nominating and corporate governance committee’s responsibilities include:
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developing and recommending to the board of directors criteria for board and committee membership, including any specific qualities or skills, and reassessing such criteria on an ongoing basis;

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establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

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identifying individuals qualified to become members of the board of directors;

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recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

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developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines;

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reviewing and discussing with the board of directors succession plans for our key officers; and

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overseeing the evaluation of our board of directors, its committees and management.

Talent Committee Interlocks and Insider Participation
None of the members of our talent committee is currently, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or talent committee of any entity that has one or more executive officers serving on our board of directors or talent committee.
Corporate Governance
Prior to the effectiveness of the registration statement of which this prospectus is a part, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at www.nodthera.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.
Limitations on Liability and Indemnification Agreements
As permitted by Delaware law, provisions in our fifth amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and fourth amended and restated bylaws, which will become effective upon the effectiveness of this registration statement, limit or eliminate the personal liability of directors and officers for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, a director and/or officer exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director or officer, except for liability for:
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any breach of the director or officer’s duty of loyalty to us or our stockholders;

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any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law, or the DGCL;

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for our officers, any derivative action by or in the right of the corporation; or

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any transaction from which the director or officer derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director or officer’s liability under other laws, such as the federal securities laws or other state or federal laws. Our fifth amended and restated certificate of incorporation that will become effective upon the completion of this offering also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Delaware law, our fourth amended and restated bylaws will provide that:
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we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

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we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

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the rights provided in our fourth amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our fourth amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our fourth amended and restated bylaws permit such indemnification. We have obtained such insurance.
In addition to the indemnification that will be provided for in our fifth amended and restated certificate of incorporation and fourth amended and restated bylaws, we plan to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or of any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
This description of the indemnification provisions of our fifth amended and restated certificate of incorporation, our fourth amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.
Compensation Recovery
In connection with this offering, we intend to adopt a compensation recovery policy that applies to our officers. Under the Sarbanes-Oxley Act, in the event of misconduct that results in a financial restatement that would have reduced a previously paid incentive amount, we can recoup those improper payments from our chief executive officer and chief financial officer. The SEC also recently adopted rules which direct national stock exchanges to require listed companies to implement policies intended to recoup bonuses paid to executives if the company is found to have misstated its financial results. The policy will require us to recoup incentive-based compensation received by each current or former officer of the Company subject to Section 16 of the Exchange Act (each a “covered officer”), including each named executive officer, if we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. The policy generally applies to all cash-based or equity-based incentive compensation, bonus and/or award that a covered officer receives that is or was based, wholly or in part, upon the attainment of any financial reporting measure during the three completed fiscal years occurring immediately prior to the date that we are required to prepare a restatement. However, the policy does not apply to compensation, bonus and/or award that was received on or before the date our common stock is first listed.

EXECUTIVE COMPENSATION
The following discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from the programs as summarized in this discussion.
As an emerging growth company and a smaller reporting company, we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies” and “smaller reporting companies,” as such terms are defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the fiscal year ended December 31, 2025, or fiscal year 2025, is detailed in the 2025 Summary Compensation Table and accompanying footnotes and narrative that follow.
Our named executive officers for fiscal year 2025 are:
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Donald Nicholson, Ph.D., our Chairman of the board of directors and former Executive Chairman;

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Daniel N. Swisher, Jr., M.B.A., our former Chief Executive Officer;

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Alan P. Watt, Ph.D., M.B.A., our Chief Scientific Officer; and

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Nicholas Clarke, Ph.D., our Chief Development Officer.

To date, the compensation of our named executive officers has consisted of a combination of base salary, cash incentive compensation and long-term incentive compensation, as more fully described below. Our executive officers, like all full-time employees, are eligible to participate in our health, welfare and retirement benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.
2025 Summary Compensation Table
The following table shows the total compensation earned by, or paid to, our named executive officers for services rendered to us in all capacities during fiscal year 2025.
		SALARY	BONUS	OPTION AWARDS	NON-EQUITY INCENTIVE PLAN COMPENSATION	ALL OTHER COMPENSATION	TOTAL
NAME AND PRINCIPAL POSITION	YEAR	($)	($)(3)	($)(1)(2)	($)	($)(4)	($)
Donald Nicholson, Ph.D. Chairman of the Board and former Executive Chairman(5)	2025	232,847	—	287,986	—	—	520,833

Daniel N. Swisher, Jr. M.B.A. Former Chief Executive Officer(6)	2025	473,417	—	594,788	—	628,128(7)	1,696,333

Alan P. Watt, Ph.D., M.B.A. Chief Scientific Officer(8)	2025	545,197	220,805	—	—	54,520	820,522

Nick Clarke, Ph.D. Chief Development Officer(8)	2025	346,190	109,050	—	—	34,619	489,859

(1)
The amounts reported represent the aggregate grant date fair value of stock option awards granted to our named executive officers in fiscal year 2025 as well as the incremental fair value of stock option awards held by Dr. Nicholson that were repriced during fiscal year 2025, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718, disregarding any estimates of forfeitures related to service-based vesting. The assumptions used in calculating the grant date fair values of the option awards reported in this column are set forth in Note 9 of our consolidated financial statements for fiscal year 2025, included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these option awards and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the option awards or any sale of the underlying securities.

(2)
In August 2025, the board of directors repriced outstanding stock options held by certain employees and other service providers, including Dr. Nicholson, with an exercise price per share greater than $0.22 to $0.22, the fair market value of our common stock on such repricing date.  The amount reported in the “Option Awards” column for Dr. Nicholson includes $74,170 in incremental fair value for his repriced options as of such repricing date, calculated in accordance with FASB ASC Topic 718.

(3)
The amounts reported reflect each named executive officer’s annual bonus earned for Fiscal Year 2025, as described in more detail under the heading “2025 Cash Bonuses” below.

(4)
The amounts reported for Dr. Watt and Dr. Clarke represent employer contributions to the UK pension plan.

(5)
Dr. Nicholson served as Executive Chairman for the entirety of 2025 and served as our principal executive officer from September 24, 2025 to January 22, 2026.

(6)
Mr. Swisher ceased serving as our principal executive officer as of September 24, 2025 and his employment with us terminated on October 17, 2025.  The amounts reported for Mr. Swisher in the “Salary” column reflect his base compensation earned during Fiscal Year 2025 prior to his termination of employment.

(7)
The amount reported includes (i) $609,500 in cash severance payments, and $3,620 in COBRA premiums paid to Mr. Swisher pursuant to the terms of his Separation Agreement with the Company, as described below under the heading “Employment Arrangements with our Named Executive Officers–Separation Agreement with Mr. Swisher,” and (ii) $15,008 in Company matching contributions under the 401(k) Plan (as defined below).

(8)
Amounts reported in the “Salary”, “Non-Equity Incentive Plan Compensation,” and “All Other Compensation” columns for Drs. Watt and Clarke were paid in British pounds sterling and converted to U.S. dollars based on the average exchange rate for 2025 of 1.322 British pounds sterling per U.S. dollar.

Narrative Disclosure to the 2025 Summary Compensation Table
2025 Base Salaries
Dr. Nicholson, Dr. Swisher, Dr. Watt and Dr. Clarke each receive (or, in the case of Dr. Swisher, received) a base salary to compensate them for services rendered to us. Base salaries are intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries are periodically reviewed by our board of directors or talent committee, and may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.
For fiscal year 2025, the annual base salaries for Dr. Nicholson, Dr. Swisher, Dr. Watt, and Dr. Clarke were $232,847, $609,500, £412,403, and £261,869, respectively.
2025 Cash Bonuses
For fiscal year 2025, each of Mr. Swisher, Dr. Watt, and Dr. Clarke was eligible to earn an annual cash bonus based on the achievement of pre-determined corporate performance milestones and individual performance. Mr. Swisher had a target annual bonus for fiscal year 2025 equal to 50% of his annual base salary, and Dr. Watt had a target annual bonus for fiscal year 2025 equal to 30% of his annual base salary and Dr. Clarke had a target annual bonus for fiscal year 2025 equal to 35% of his annual base salary.
Each named executive officer’s annual cash bonus for fiscal year 2025 was determined by reference to the achievement of pre-determined corporate performance goals related to our clinical programs, finance, and hiring and retention, as well as individual performance. Following review and determinations of performance for fiscal year 2025, the board of directors determined that the corporate performance goals were achieved at 75% of target, and Dr. Watt’s and Dr. Clarke received annual bonuses of £167,023 and £82,489, respectively. Dr. Swisher’s employment with us terminated on October 17, 2025, and therefore he did not receive an annual bonus for fiscal year 2025. Each named executive officer’s annual bonus paid for fiscal year 2025 is set forth in the “Bonus” column of the “2025 Summary Compensation Table” above.
Equity Incentive Compensation
Although we do not yet have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe equity grants promote executive retention because they incentivize our executive officers to remain in our service during the vesting period. During fiscal year 2025, we granted certain of our named executive officers options to purchase common stock that vest over four years. For additional information regarding outstanding equity awards held by our named executive officers as of December 31, 2025, see the “Outstanding Equity Awards at 2025 fiscal year End” table below.  In addition, in August 2025, the board of directors approved the repricing of certain outstanding stock options held by then-current service providers, including Dr. Nicholson, with an exercise price in excess of $0.22 per share to $0.22 per share. The incremental fair value of the repriced stock options held by Dr. Nicholson are included in the “Option Awards” column of the “2025 Summary Compensation Table” above.
401(k) Plan and Health and Welfare Benefits
We currently maintain a tax-qualified 401(k) retirement savings plan, or the 401(k) Plan, for our U.S. employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) Plan on the same terms as other full-time U.S. employees. Our

401(k) Plan is intended to qualify for favorable tax treatment under Section 401(a) of the Code and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. We provide matching contributions under the 401(k) Plan equal to 100% of the first 4% of each employee’s eligible compensation. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) Plan adds to the overall desirability of our executive compensation package and further incentivizes our U.S. employees, including our named executive officers, in accordance with our compensation policies. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our U.S. employees, including our named executive officers.
In the United Kingdom, we enroll employees in a workplace pension scheme in accordance with our obligations under Part 1 of the Pensions Act 2008. NodThera Limited makes employer contributions to the pension scheme on behalf of eligible UK-based named executive officers and Dr. Watt and Dr. Clarke each receive employer contributions of 10% of basic salary.
All of our full-time U.S. employees, including our named executive officers, are eligible to participate in our U.S. health and welfare plans, including medical, dental and vision benefits, short-term and long-term disability insurance, and basic life and AD&D insurance. Employees in the United Kingdom are eligible for a private healthcare scheme and health cash plan scheme for which NodThera Limited covers the cost of membership and also receive a life assurance benefit equal to four times salary.
Employment Arrangements for Named Executive Officers
We initially entered into agreements with each of our named executive officers in connection with their commencement of employment, which set forth the terms and conditions of their employment, including initial base salary, initial target annual bonus opportunity, initial equity awards, and eligibility to participate in our employee benefit plans generally offered to our employees.  The material terms of the offer letters with each of our named executive officers are summarized below.
In connection with this offering, we intend to enter into new employment agreements with each of our executive officers, including our named executive officers who are then serving as executive officers, that will be effective as of the closing of this offering and will supersede and replace the current agreements.
Pre-IPO Employment Arrangements
Donald Nicholson, Ph.D.
On March 1, 2020, we entered into a letter agreement with Dr. Nicholson, or the Nicholson Letter, for the position of Executive Chairman.  Pursuant to the Nicholson Letter, Dr. Nicholson is eligible to receive an annual director’s fee, which amount is periodically reviewed and adjusted.
Daniel N. Swisher, Jr., M.B.A.
On May 14, 2024, we entered into an offer letter with Dr. Swisher, or the Swisher Offer Letter, for the position of Chief Executive Officer, which provided for Dr. Swisher’s at-will employment. Pursuant to the Swisher Offer Letter, Dr. Swisher was eligible to receive an annual base salary, an annual incentive bonus based on the company’s and Dr. Swisher’s performance, and an initial stock option award. Dr. Swisher was also eligible to participate in the employee benefit plans generally available to similarly situated employees, subject to the terms of those plans.
Pursuant to the Swisher Offer Letter, in the event that Dr. Swisher’s employment was terminated by us without “cause” other than by reason of his death or “disability” or he resigned for “good reason” (each as defined in the Swisher Offer Letter), in each case more than 90 days after his employment start date, subject to his execution and the effectiveness of a separation agreement in a form satisfactory to us, including a general release of claims, he was entitled to receive (i) continuation of his base salary for 12 months and (ii) COBRA continuation benefits equal to our share of monthly premiums for up to 12 months. Dr. Swisher’s employment terminated on October 17, 2025 and he entered into a separation agreement with us in connection with the termination of his employment, which provides for severance payments consistent with the Swisher Offer Letter and is described below under the heading “Employment Arrangements with our Named Executive Officers — Separation Agreement with Dr. Swisher.”

Alan P. Watt, Ph.D., M.B.A.
Effective September 1, 2016, NodThera Limited entered into a service agreement with Dr. Watt, or the Watt Service Agreement, for the position of Chief Scientific Officer.  Pursuant to the Watt Service Agreement, Dr. Watt is eligible to receive an annual salary, an annual incentive bonus based on achievement of annual performance objectives, and UK pension scheme employer contributions.
Pursuant to the Watt Service Agreement, Dr. Watt is generally entitled to six months’ notice prior to the termination of his employment, or payment in lieu of notice of the basic salary that he would have received during such contractual notice period.  In addition, if Dr. Watt resigns or is served notice of termination mid-way through a bonus period, he is eligible to receive a pro-rata bonus based on the portion of such bonus period that he worked and any notice period or period paid in lieu of notice.
Nicholas Clarke, Ph.D.
Effective January 1, 2019, NodThera Limited entered into a statement of particulars of employment with Dr. Clarke, or the Clarke Employment Agreement, for the position of Vice President, Preclinical and Translational, and Dr. Clarke was promoted in June 2022 to Chief Development Officer.  Pursuant to the Clarke Employment Agreement, Dr. Clarke is eligible to receive an annual salary, an annual incentive bonus based on achievement of annual performance objectives, and UK pension scheme employer contributions.
Pursuant to the Clarke Employment Agreement, Dr. Clarke is generally entitled to six months’ notice prior to the termination of his employment, or payment in lieu of notice of the basic salary that he would have received during such contractual notice period.  In addition, if Dr. Clarke resigns or is served notice of termination mid-way through a bonus period, he is eligible to receive a pro-rata bonus based on the portion of such bonus period that he worked and any notice period or period paid in lieu of notice.
Separation Agreement with Dr. Swisher
On October 17, 2025, we entered into a separation agreement with Dr. Swisher, or the Swisher Separation Agreement, in connection with his termination of employment with us. Pursuant to the Swisher Separation Agreement, Dr. Swisher is receiving (i) continuation of his base salary for 12 months and (ii) COBRA continuation benefits equal to our share of monthly premiums for 12 months (or, if earlier, the date that Dr. Swisher becomes eligible for alternate health insurance coverage or the cessation of his COBRA health continuation rights). All unvested equity awards held by Dr. Swisher were forfeited in connection with his termination of employment in October 2025.

Outstanding Equity Awards at 2025 Fiscal Year End
The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2025.
		OPTION AWARDS(1)				STOCK AWARDS(1)
NAME	VESTING COMMENCEMENT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)(2)
Donald Nicholson, Ph.D.		57,120	—	0.22	9/6/2029	—	—
		56,725	—	0.22	9/6/2029	—	—
		220,000	—	0.22	4/3/2029	—	—
		116,581	—	0.22	1/1/2030	—	—
		179,191	—	0.22	9/9/2030	—	—
		100,000	—	0.22	9/10/2031	—	—
	2/16/2022(3)	92,031	2,969	0.22	2/16/2032	—	—
	9/13/2022(3)	160,112	36,613	0.22	9/29/2032	—	—
	3/14/2024(3)	69,370	85,023	0.22	3/14/2034	—	—
	7/10/2025(3)	—	1,641,977	0.22	8/15/2035	—	—
Daniel Swisher, M.B.A.	5/20/2024	1,021,847	—	0.75	7/24/2034	—	—
Alan P. Watt, Ph.D., M.B.A.		299,724		0.0013474(5)	12/9/2028
		139,000		0.0013474(5)	6/10/2029
		115,561		0.0013474(5)	8/21/2029
		113,449		0.0013474(5)	8/21/2029
		150,114		0.0013474(5)	8/26/2031
	2/16/2022(3)	136,991	5,956	0.001	10/22/2032
	9/20/2022(3)	239,867	55,354	0.00001	9/12/2032
	3/14/2024(3)	615,400	791,229	0.1437	2/1/2036	—	—
Nick Clarke, Ph.D.		37,000	—	0.0013474(5)	1/1/2019
		9,187	—	0.0013474(5)	9/6/2019
		9,454	—	0.0013474(5)	9/6/2019
		20,953	—	0.0013474(5)	5/26/2020
		56,500	—	0.0013474(5)	9/10/2021
	2/16/2022(3)	23,958	1,042	0.001	10/22/2032
	5/1/2022(3)	183,711	21,362	0.001	6/21/2032	—	—
	9/20/2022(3)	79,956	18,451	0.00001	9/12/2032	—	—
	3/16/2023(4)	—	—	—	—	8,876

(1)
All option awards and restricted stock awards were granted under our 2021 Stock Option and Grant Plan (and, for UK executives, the UK rules of the stock option scheme thereunder), or the 2021 Plan; provided, that awards granted prior to our reorganization in January 2022 were originally granted under the NodThera Limited 2018 Equity Incentive Plan and exchanged for substitute awards under our 2021 Plan in January 2022 in connection with such reorganization.

(2)
Represents the fair market value of the shares that were unvested as of December 31, 2025. The fair market value assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(3)
This option award vests over four years, with 25% of the shares vesting on the first anniversary of the vesting commencement date and the remaining 75% of the shares vesting in 36 equal monthly installments thereafter, in each case subject to the named executive officer’s continued service relationship through the applicable vesting date.

(4)
This stock award vests over four years, with 25% of the shares vesting on the first anniversary of the vesting commencement date and the remaining 75% of the shares vesting in 36 equal monthly installments thereafter, in each case subject to the named executive officer’s continued service relationship through the applicable vesting date.

(5)
The exercise price for this stock option is denominated in British pounds sterling and has been converted to U.S. dollars based on an exchange rate of 1.3474 British pounds sterling per U.S. dollar.

Employee Benefit and Equity Compensation Plans
2021 Stock Option and Grant Plan
The 2021 Plan was initially adopted by our board of directors and approved by our stockholders on December 23, 2021, and most recently amended in April 2025 to increase the number of shares reserved for issuance thereunder. Under the 2021 Plan, as amended, we have reserved for issuance an aggregate of 28,982,183 shares of our common stock. The maximum number of shares that may be issued pursuant to incentive stock options under the 2021 Plan may not exceed 28,982,183 shares. These numbers are subject to adjustment in the event of a reorganization, stock split, reverse stock split, stock dividend, recapitalization, reclassification or other similar change in capitalization or event. Our board of directors has determined not to make any further awards under the 2021 Plan following the closing of this offering, but all outstanding awards under the 2021 Plan will continue to be governed by their existing terms. In connection with this offering, we intend to adopt a new incentive equity plan under which we will grant equity-based awards following this offering, as described below under “2026 Equity Incentive Plan.” The following summary describes the material terms of the 2021 Plan. This summary is not a complete description of all provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.
The shares of common stock underlying any awards that are forfeited, cancelled, reacquired by us prior to vesting, satisfied without the issuance of common stock, or otherwise terminated (other than by exercise) and shares that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding under our 2021 Plan are currently added back to the shares of common stock available for issuance under our 2021 Plan (and, following the completion of this offering, will be added back to the shares of common stock available for issuance under the 2026 Plan).
Our board of directors has acted as administrator of the 2021 Plan. The administrator has full power to, among other things, select, from among the individuals eligible for awards, the individuals to whom awards will be granted, make any combination of awards to participants, determine the specific terms and conditions of each award, and accelerate at any time the exercisability or vesting of any award, subject to the provisions of the 2021 Plan. Persons eligible to participate in our 2021 Plan are our full or part-time officers, employees, directors, consultants and other key persons as selected from time to time by the administrator in its discretion.
The 2021 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant or, in the case of an incentive stock option granted to a 10% owner, the exercise price shall not be less than 110% of the fair market value of our common stock on the date of grant. Notwithstanding the foregoing, the exercise price of a stock option may be less than 100% of the fair market value of the common stock on the date of grant to the extent the grantee is not subject to U.S. income tax at the time of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant (or five years in the case of certain incentive stock option grants). The administrator determines at what time or times each option may be exercised.
The administrator of the 2021 Plan may award restricted shares of common stock and restricted stock units subject to such conditions and restrictions as it determines. These conditions and restrictions may include continued employment or other service relationship with us through a specified vesting period and/or the achievement of certain performance goals.
The administrator of the 2021 Plan may also grant shares of common stock that are free from any restrictions under the 2021 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.
In the event of certain corporate transactions and events, including a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change to the Company’s capital stock, the administrator of the 2021 Plan shall make appropriate adjustments to the maximum number of shares reserved for issuance under the 2021 Plan, the number and kind of securities subject to outstanding awards under the 2021 Plan, and the repurchase or exercise price of any outstanding awards under the 2021 Plan.

The 2021 Plan provides that upon the effective time of a “sale event” (as defined in the 2021 Plan), the 2021 Plan and all outstanding stock options under the 2021 Plan will terminate, unless assumed or continued by the successor entity. In the event of such termination, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event within a specified period of time prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options, multiplied by the number of shares subject to such option to the extent then vested and exercisable. In the event of a sale event, unvested restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited unless such awards are assumed or continued by the successor entity. If shares of restricted stock are forfeited in connection with a sale event, those shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.
The board of directors may amend or discontinue the 2021 Plan at any time, subject to stockholder approval where required by applicable law. The administrator of the 2021 Plan may also amend or cancel any outstanding award for purposes of satisfying changes in law or for any other lawful purpose, provided that no such action may adversely affect rights under an outstanding award without the holder’s consent. The administrator of the 2021 Plan is authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.
No awards may be granted under our 2021 Plan after the date that is ten years from the date our 2021 Plan was adopted by the board of directors. As described above, our board of directors has determined not to make any further awards under our 2021 Plan following the completion of this offering.
2026 Equity Incentive Plan
The 2026 Plan was adopted by our board of directors on             , was approved by our stockholders on            , 2026, and will become effective on the date immediately preceding the date on which the registration statement of which this prospectus is a part is declared effective by the SEC. The 2026 Plan will replace the 2021 Plan. The 2026 Plan will allow us to make equity-based and cash-based incentive awards to our officers, employees, directors and consultants. The following summary describes the material terms of the 2026 Plan. This summary is not a complete description of all provisions of the 2026 Plan and is qualified in its entirety by reference to the 2026 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.
Authorized Shares. We have initially reserved             shares of our common stock for the issuance of awards under the 2026 Plan, or the Initial Limit. The 2026 Plan provides that the number of shares reserved and available for issuance under the 2026 Plan will automatically increase on January 1, 2027 and each January thereafter during the term of the 2026 Plan, by % of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our talent committee, or the Annual Increase. The number of shares reserved for issuance under the 2026 Plan will be subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.
The shares we issue under the 2026 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2026 Plan and the 2021 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire, or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2026 Plan. The maximum number of shares of common stock that may be issued pursuant to incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2027 and on each January 1 thereafter by the lesser of the Annual Increase for such year or                shares of common stock.
Non-Employee Director Compensation Limit. The grant date fair value of all awards under the 2026 Plan and all other cash compensation paid by us to any non-employee director during any one calendar year for services as a non-employee director may not exceed $     ; provided, however, that such amount shall be $      for the calendar year in which the applicable non-employee director is initially elected or appointed to our board of directors.

Plan Administration. The 2026 Plan will be administered by our talent committee. Our talent committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award, and to determine the specific terms and conditions of each award, subject to the provisions of the 2026 Plan. The talent committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent.
Eligibility. Persons eligible to participate in the 2026 Plan will be those employees, non-employee directors, and consultants selected from time to time by our talent committee in its discretion.
Stock Options. The 2026 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our talent committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option (i) is granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) is granted to an individual who is not subject to United States income tax, or (iii) complies with or is exempt from Section 409A of the Code. The term of each option will be fixed by our talent committee and may not exceed ten years from the date of grant (or five years in the case of certain incentive stock options). Our talent committee will determine at what time or times each option may be exercised.
Stock Appreciation Rights. Our talent committee may award stock appreciation rights under the 2026 Plan subject to such conditions and restrictions as it determines. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant unless the stock appreciation right (i) is granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) is granted to an individual who is not subject to United States income tax, or (iii) complies with or is exempt from Section 409A of the Code. The term of each stock appreciation right will be fixed by our talent committee and may not exceed ten years from the date of grant. Our talent committee will determine at what time or times each stock appreciation right may be exercised.
Restricted Stock and Restricted Stock Units. Our talent committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it determines. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or other service relationship with us through a specified vesting period.
Unrestricted Stock Awards. Our talent committee may grant shares of common stock that are free from any restrictions under the 2026 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.
Dividend Equivalent Rights. Our talent committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.
Cash-Based Awards. Our talent committee may grant cash bonuses under the 2026 Plan to participants, subject to the achievement of certain performance goals.
Sale Event. The 2026 Plan provides that, upon the effectiveness of a “sale event” (as defined in the 2026 Plan), an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2026 Plan. To the extent that awards granted under the 2026 Plan are not assumed, continued, or substituted by the successor entity, the 2026 Plan and all awards granted under the 2026 Plan will terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting, conditions or restrictions will become fully vested and exercisable or nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise any options and stock appreciation rights (to the extent exercisable) within a specified time period, as determined by the talent committee, prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights; provided, that any options or stock appreciation rights with exercise prices equal to or greater than such per share consideration will be cancelled for no consideration. In addition, we may make or provide for a payment, in cash or in kind, to the participants holding other awards in an amount equal to the per share consideration payable to stockholders in the sale event multiplied by the number of vested shares of common stock under such awards.
Amendment. Our board of directors may amend or discontinue the 2026 Plan and our talent committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the 2026 Plan require the approval of our stockholders. The talent committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent.
No awards may be granted under the 2026 Plan after the date that is ten years from the effective date of the 2026 Plan. No awards have been made under the 2026 Plan prior to the date hereof.
2026 Employee Stock Purchase Plan
The ESPP was adopted by our board of directors on                , was approved by our stockholders on                , 2026, and will become effective on the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The ESPP has two components: a component intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code, or the 423 Component, and a component that is not intended to so qualify, or the Non-423 Component. Except as otherwise provided, the Non-423 Component will be operated and administered in the same manner as the 423 Component, except where prohibited by law. The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.
Authorized Shares. The ESPP initially reserves and authorizes the issuance of up to a total of                shares of our common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2027 and each January 1 thereafter through January 1, 2036, by the least of (i)                % of the outstanding number of shares of our common stock on the immediately preceding December 31, (ii)                shares of common stock, or (iii) such number of shares of common stock as determined by the administrator of the ESPP. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.
Eligibility. All individuals classified as employees on the payroll records of the Company or a “designated company” (as defined in the ESPP) as of the first day of the applicable offering period are eligible to participate in the ESPP, provided that the ESPP administrator may determine in advance of an offering that employees are eligible only if, as of the first day of the offering, they (a) are customarily employed by us or a designated company for more than 20 hours a week (or such lesser amount determined by the ESPP administrator), (b) are customarily employed by us or a designated company for more than five months per calendar year, (c) have completed a minimum period of employment as determined by the ESPP administrator, provided such service requirement does not exceed two years of employment, and/or (d) they are not highly compensated employees. However, any employee who owns, or as a result of participation in the ESPP would own or hold, 5% or more of the total combined voting power or value of all classes of our stock will not be eligible to purchase shares of common stock under the ESPP.
Offerings. We may make one or more offerings each year to our employees to purchase shares of our common stock under the ESPP, each of which may consist of one or more purchase periods. Offerings will begin and end on the dates determined by the ESPP administrator, except that no offering will exceed 27 months in duration. Each eligible employee may elect to participate in any offering by submitting an enrollment form by the deadline established by the ESPP administrator.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions at a minimum of                % and up to a maximum of                % of such participant’s eligible compensation during an offering period (or such other minimum and maximum as determined by the administrator in advance of an offering). Unless the participating employee has previously withdrawn from the offering, such participant’s accumulated payroll deductions will be used to purchase shares of our common stock on the last day of each purchase period at a price equal to            % of the fair market value of the shares on the first day or the last day of the purchase period, whichever is lower, provided that no more than the number of shares of common stock determined by dividing $25,000 by the fair market value of our common stock on the first day of such offering period (or such other maximum number of shares as may be established by the administrator) may be purchased by any one employee during any purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our common stock, valued at the start of the offering period, under the ESPP for each calendar year during which any option granted to the employee is outstanding at any time.
The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.
Sale Event. In the case of and subject to the consummation of a “sale event” (as defined in the ESPP), the administrator of the ESPP, in its discretion, and on such terms and conditions as it deems appropriate, is authorized to take any one or more of the following actions under the ESPP or with respect to any right under the ESPP to facilitate such transactions or events: (i) provide for either (A) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (B) the replacement of such outstanding option with other options or property selected by the administrator of the ESPP in its sole discretion; (ii) provide that the outstanding options under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (iii) make adjustments in the number and type of shares of common stock (or other securities or property) subject to outstanding options under the ESPP and/or in terms and conditions of outstanding options and options that may be granted in the future; (iv) provide that the offering with respect to which an option relates will be shortened by setting a new exercise date on which such offering period will end; and (v) provide that all outstanding options shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.
Amendment. The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.
Senior Executive Cash Incentive Bonus Plan
On                , our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon Company and individual performance targets established by our talent committee. The performance targets will be related to financial or operational measures or objectives with respect to our Company, or the Corporate Performance Goals, as well as individual performance objectives. The following summary describes the material terms of the Bonus Plan. This summary is not a complete description of all provisions of the Bonus Plan and is qualified in its entirety by reference to the Bonus Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.
Our talent committee may select corporate performance goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); research and development, publication, clinical, and/or regulatory milestones; revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation, and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency;

customer satisfaction; working capital; earnings (loss) per share of our common stock; sales or market shares; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention and recruiting, and other human resources matters; operating income; and/or net annual recurring revenue; or any other performance goal selected by the talent committee, any of which may be (A) measured in absolute terms or as compared to any incremental increase, (B) measured in terms of growth, as compared to results of a peer group, (C) measured against the market as a whole, compared to applicable market indices, and/or measured on a pre-tax or post-tax basis.
Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the talent committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the talent committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but not later than 74 days after the end of the year in which such performance period ends. Subject to any rights contained in any agreement between the executive officer and us, an executive officer shall be required to be employed by us on the bonus payment date to be eligible to receive a bonus payment under the Bonus Plan. The Bonus Plan also permits the talent committee to approve additional bonuses to executive officers in its sole discretion.

DIRECTOR COMPENSATION
2025 Director Compensation Table
The following table presents the compensation awarded to, earned by, or paid to each person who served as a non-employee member of our board of directors for their services to us during fiscal year 2025. During fiscal year 2025, each of Dr. Nicholson and Dr. Swisher served as a member of our board of directors but received no additional compensation for their services as members of our board of directors. The compensation for fiscal year 2025 received by Dr. Nicholson as our Executive Chairman and Dr. Swisher as our Chief Executive Officer is set forth in the “2025 Summary Compensation Table” above.
NAME	FEES EARNED OR PAID IN CASH ($)(1)	OPTION AWARDS ($)(2)(3)	TOTAL ($)
Elisabeth Björk, Ph.D.	17,500	52,417	69,917
Alex Pasteur, Ph.D.	—	—	—
Kevin Raidy	—	—	—
Henrijette Richter, Ph.D.	—	—	—
Scott Rocklage, Ph.D.	—	—	—
Jim Trenkle, Ph.D.	—	—	—

(1)
The amount reported represent the cash fees received by Dr. Björk for service on our board of directors during fiscal year 2025.

(2)
The amounts reported represent the aggregate grant date fair value of stock option awards granted to our directors in fiscal year 2025, computed in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting. The assumptions used in calculating the grant date fair values of the option awards reported in this column are set forth in Note 9 of our consolidated financial statements for fiscal year 2025, included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these option awards and do not correspond to the actual economic value that may be received by our directors upon the exercise of the option awards or any sale of the underlying securities.

(3)
As of December 31, 2025, each non-employee director held options to purchase the aggregate number of shares of our common stock as set forth in the table below. As of December 31, 2025, none of the non-employee directors held any unvested stock awards.

NAME	SHARES UNDERLYING OUTSTANDING OPTION AWARDS AT FISCAL YEAR-END
Elisabeth Björk, Ph.D.	402,530
Alex Pasteur, Ph.D.	—
Kevin Raidy	—
Henrijette Richter, Ph.D.	—
Scott Rocklage, Ph.D.	—
Jim Trenkle, Ph.D.	—
Non-Employee Director Compensation Policy
In connection with this offering, we intend to adopt a non-employee director compensation policy that will become effective upon the completion of this offering and is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below, which amounts will be payable quarterly in arrears and prorated for partial years of service:
BOARD OF DIRECTORS:	ANNUAL RETAINER
Members	$
Additional retainer for non-executive chair	$
Audit Committee:
Members (other than chair)	$
Retainer for chair	$

BOARD OF DIRECTORS:	ANNUAL RETAINER
Talent Committee:
Members (other than chair)	$
Retainer for chair	$
Nominating and Corporate Governance Committee:
Members (other than chair)	$
Retainer for chair	$
In addition, the non-employee director compensation policy provides that, upon initial election to our board of directors, each non-employee director will be granted an initial option award to purchase     shares of our common stock, or the Initial Award. The Initial Award will vest      , subject to continued service through the applicable vesting date. Furthermore, on the date of each annual meeting of stockholders following the completion of this offering, each non-employee director who continues as a non-employee director following such meeting will be granted an annual option award to purchase     shares of our common stock, or the Annual Award.  Each Annual Award will vest     .
All outstanding equity awards granted to non-employee directors will become fully vested and exercisable upon a “sale event” (as defined in the 2026 Plan).
The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director for service as a non-employee director in a calendar year period will not exceed $     (or $      for the calendar year in which the applicable non-employee director is initially elected or appointed to our board of directors).
We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors and committees thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of transactions or series of transactions since January 1, 2024, to which we were or will be a party, in which:
▪
the amount involved in the transaction exceeds, or will exceed, the lesser of $120,000 or one percent of the average of the Company’s total assets for the last three completed fiscal years; and

▪
in which any of our executive officers, directors or holder of five percent or more of any class of our capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and our directors are described elsewhere in this prospectus under “Executive Compensation” and “Director Compensation.”
Series D Preferred Stock Financing
In April 2025, we issued and sold shares of our Series D1 Preferred Stock, par value $0.00001 per share, at a purchase price of $1.50 per share and shares of our Series D2 Preferred Stock, par value $0.00001 per share, at a purchase price of $0.75 per share, for an aggregate purchase price of approximately $49.8 million in gross cash proceeds. In addition, we converted outstanding convertible promissory notes with an aggregate face value of approximately $22.3 million into shares of our Series D3 preferred stock at a conversion price of $0.7407 per share.
Each outstanding share of Series D Preferred Stock will convert into     shares of common stock immediately prior to the closing of this offering. The following table summarizes the shares of our Series D Preferred Stock issued to our related parties:
Purchasers(1)	SHARES OF SERIES D1 PREFERRED STOCK	SHARES OF SERIES D2 PREFERRED STOCK	SHARES OF SERIES D3 PREFERRED STOCK
Epidarex Capital II, LP and its affiliates	506,666	1,077,520	1,201,940
Sofinnova Capital VIII FPCI and its affiliates(2)	2,026,666	—	4,807,762
5AM Ventures V, L.P. and its affiliates(3)	2,026,666	—	4,807,761
F-Prime Capital Partners Healthcare Fund V LP(4)	1,519,999	5,626,665	4,807,762
Blue Owl Healthcare Opportunities III LP and its affiliates(5)	2,935,631	15,062,072	6,602,375
Aventis Inc.(6)	810,666	4,031,999	1,277,413
Novo Holdings A/S(7)	2,840,369	15,252,596	6,543,497

(1)
Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal Stockholders.”

(2)
Sofinnova Capital VIII FPCI and its affiliates, or collectively, Sofinnova, beneficially own more than 5% of our voting securities. Henrijette Richter, of Sofinnova, serves on our board of directors.

(3)
Includes shares held by both 5AM Ventures V, L.P., or 5AM Ventures V, and 5AM Opportunities I, L.P., or 5AM Opportunities I, for each of which 5AM Venture Management, LLC, or collectively with its affiliates, 5AM Ventures, serves as investment manager and may be deemed to share voting and investment power over the shares held by each fund. Scott Rocklage, Ph.D., a member of our board of directors, is a Managing Member of 5AM Partners V, LLC, the general partner of 5AM Ventures V, and, as a result, may be deemed to share voting and investment power with respect to the shares held by 5AM Ventures V. Collectively, the 5AM Ventures entities beneficially own more than 5% of our voting securities.

(4)
F-Prime Capital Partners Healthcare Fund V LP, or F-Prime, beneficially owns more than 5% of our voting securities. Alex Pasteur, of F-Prime, servs on our board of directors.

(5)
Blue Owl Healthcare Opportunities III LP and its affiliates, or collectively, Blue Owl, beneficially own more than 5% of our voting securities. Kevin Raidy, of Blue Owl, serves on our board of directors.

(6)
Aventis Inc., or Aventis, beneficially owns more than 5% of our voting securities.

(7)
Novo Holdings A/S beneficially owns more than 5% of our voting securities. Jim Trenkle, of Novo Holdings US, serves on our board of directors.

McDonough Anti-Dilution Provisions
Pursuant to the offer letter agreement between us and Dr. McDonough, dated January 30, 2026, we are obligated to issue additional options to purchase shares of our common stock in order to maintain Dr. McDonough’s ownership in us at approximately 5% on a fully diluted basis. We expect this offering to trigger this obligation and, accordingly, will issue additional options to Dr. McDonough in satisfaction of this requirement. Such options issued to Dr. McDonough have an exercise price of $    per share and vest across     installments.
Agreements with Our Stockholders
Investors’ Rights, Voting and Right of First Refusal and Co-Sale Agreements
In connection with Series D Preferred Stock financing, we entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in the section titled “Description of Capital Stock—Registration Rights.”
Indemnification Agreements
In connection with this offering, we intend to enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors or executive officer to the maximum extent allowed under Delaware law.
Policies for Approval of Related Party Transactions
Our board of directors reviews and approves transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.
In connection with this offering, we will adopt a written related party transactions policy that will provide that all such transactions must be approved by our audit and risk committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of               , 2026, and as adjusted to reflect the sale of common stock offered by us in this offering, for:
▪
each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our capital stock;

▪
each of our named executive officers;

▪
each of our directors; and

▪
all of our current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them. We have deemed shares of common stock subject to options that are currently exercisable or exercisable within 60 days of               , 2026 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
The percentage of beneficial ownership prior to this offering in the table below is based on               shares of common stock deemed to be outstanding as of               , assuming the automatic conversion of all outstanding shares of our convertible preferred stock immediately prior to the completion of this offering, and the percentage of beneficial ownership after this offering in the table below is based on                shares of common stock assumed to be outstanding after the completion of the offering. The information in the table below assumes no exercise of the underwriters’ option to purchase additional shares.
	SHARES BENEFICIALLY OWNED PRIOR TO OFFERING		SHARES BENEFICIALLY OWNED PRIOR TO OFFERING
	NUMBER	PERCENT (%)	NUMBER	PERCENT (%)
Name of beneficial owner
5% or greater stockholders:
Entities affiliated with 5AM Ventures
Aventis Inc.
Entities affiliated with Blue Owl Capital
F-Prime Capital Partners Healthcare Fund V LP
Novo Holdings A/S
Sofinnova Capital VIII FPCI
Named executive officers and directors:
Geoffrey McDonough, M.D., Chief Executive Officer and Director
Chris Guiffre, J.D., M.B.A., Chief Financial Officer
Jyothis George, MBBS, Ph.D., Chief Medical Officer
Alan Watt, Ph.D., Chief Scientific Officer
Nicholas Clarke, Ph.D., Chief Development Officer
Donald Nicholson, Ph.D., Chairman of the Board
Elisabeth Björk, Ph.D., Director
Alex Pasteur, Ph.D., Director

	SHARES BENEFICIALLY OWNED PRIOR TO OFFERING		SHARES BENEFICIALLY OWNED PRIOR TO OFFERING
	NUMBER	PERCENT (%)	NUMBER	PERCENT (%)
Kevin Raidy, Director
Henrijette Richter, Ph.D., Director
Scott Rocklage, Ph.D., Director
Jim Trenkle, Ph.D., Director
All current executive officers and directors as a group (12 persons)

*
Represents beneficial ownership of less than one percent.

DESCRIPTION OF CAPITAL STOCK
The following descriptions are summaries of the material terms of our fifth amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and fourth amended and restated bylaws, which will become effective upon effectiveness of the registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our fifth amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our fourth amended and restated bylaws as our bylaws.
General
Upon filing of our amended and restated certificate of incorporation and the completion of this offering, our authorized capital stock will consist of      shares of common stock, par value $0.00001 per share, including (i)     shares of voting common stock, (ii)     shares of non-voting common stock and (iii)     shares of preferred stock, par value $0.00001 per share, all of which shares of preferred stock will be undesignated.
As of June 30, 2026,     shares of our common stock were outstanding and held by               stockholders of record. This amount assumes the conversion of all outstanding shares of our convertible preferred stock into common stock, which will occur immediately prior to the completion of this offering.
Common Stock
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.
Preferred Stock
Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to     shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our Company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Stock Options
As of June 30, 2026,     shares of common stock were issuable upon the exercise of outstanding stock options under the 2021 Plan, at a weighted-average exercise price of $     per share. Following this offering,     shares of our common stock will be reserved for future issuance under the 2026 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2021 Plan, that expire or are repurchased, forfeited, cancelled or withheld. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Compensation — Employee Benefit and Equity Compensation Plans.”

Registration Rights
Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of convertible preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of our convertible preferred stock. The investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.
Demand Registration Rights
Beginning six months after the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our convertible preferred stock upon completion of this offering, will be entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of at least 30% of holders of the registerable securities then outstanding, to file a registration statement on Form S-1 as soon as practicable and within 60 days of the receipt of the request with respect to those registrable securities held by the requesting stockholders and any other shares requested to be included and to use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale.
Short-Form Registration Rights
Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our convertible preferred stock upon completion of this offering, are also entitled to short-form registration rights. Pursuant to the investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the request of holders of registerable securities to sell registrable securities at an aggregate net price of at least $5 million, we will be required to file a registration statement on Form S-3 as soon practicable and within 45 days of receiving a demand notice, and to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any 12-month period pursuant to this provision of the investor rights agreement.
Indemnification
Our investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.
Expiration of Registration Rights
The demand registration rights and short-form registration rights granted under the investor rights agreement will terminate on the earliest to occur of: (a) such time when exemption from registration under Rule 144 or otherwise is available for sales of the shares of common stock pursuant to the investor rights agreement or (b) the sixth anniversary of the completion of this offering or upon a Deemed Liquidation Event (as defined in the investor rights agreement).
Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law
Our certificate of incorporation and bylaws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Board Composition and Filling Vacancies
Our certificate of incorporation will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also will provide that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, our certificate of incorporation will provide that any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.
No Written Consent of Stockholders
Our certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.
Meetings of Stockholders
Our certificate of incorporation and bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements
Our bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
Amendment to Certificate of Incorporation and Bylaws
Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.
Undesignated Preferred Stock
Our certificate of incorporation will provide for               authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of Forum
Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.
However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the U.S. District Court for the District of Massachusetts shall be the sole and exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.
While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Additionally, our amended and restated bylaws will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.
Section 203 of the Delaware General Corporation Law
Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
▪
before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

▪
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

▪
at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
▪
any merger or consolidation involving the corporation and the interested stockholder;

▪
any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

▪
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

▪
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

▪
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Limitations on Liability and Indemnification
See “Management — Limitations on Liability and Indemnification.”
Nasdaq               Market listing
Our common stock is currently not listed on any securities exchange. We intend to apply to list our common stock on the Nasdaq               Market under the trading symbol “               ,” and this offering is contingent upon obtaining approval of such listing.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be               .

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Based on the number of shares outstanding as of June 30, 2026, upon the completion of this offering,      shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.
Rule 144
In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144 (including that we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days). Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
▪
1% of the number of shares then outstanding, which will equal      shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of June 30, 2026; or

▪
the average weekly trading volume of our common stock on the Nasdaq                Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements
We, all of our directors and executive officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us, which prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. See the section titled “Underwriting” appearing elsewhere in this prospectus for more information.
Registration Rights
Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See section titled “Description of Capital Stock — Registration Rights” appearing elsewhere in this prospectus for more information.
Equity Incentive Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
The following discussion is a summary of material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating to the sale, exchange, or other taxable disposition of our common stock, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and also does not address any U.S. federal non-income tax consequences, such as estate or gift tax consequences, or any tax consequences arising under any state, local or foreign tax laws. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of such non-U.S. holder’s particular circumstances.
This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:
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U.S. expatriates, former citizens, or long-term residents of the United States;

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partnerships or other entities or arrangements treated as pass-through or disregarded entities for U.S. federal income tax purposes (and investors therein);

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“controlled foreign corporations”;

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“passive foreign investment companies”;

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corporations that accumulate earnings to avoid U.S. federal income tax;

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banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

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tax-exempt organizations and governmental organizations;

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persons required to conform the timing of income accruals to financial statements pursuant to Section 451(b) of the Code;

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real estate investment trusts or regulated investment companies;

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tax-qualified retirement plans and other tax-deferred accounts;

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qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

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persons deemed to sell our common stock under the common law or the constructive sale provisions of the Code;

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persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock;

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persons that own or have owned, actually or constructively, more than 5% of our common stock;

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persons who have elected to mark securities to market; and

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persons holding our common stock as part of a hedging or conversion transaction or straddle, or synthetic security or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of Non-U.S. Holder
For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is for U.S. federal income tax purposes:
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a non-resident alien individual;

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a corporation or any organization taxable as a corporation for U.S. federal income taxes that is not created or organized under the laws of the United States, any state thereof, or the District of Columbia; or

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a foreign trust or estate, the income of which is not subject to U.S. federal income tax on a net income basis.

Distributions on Our Common Stock
As described under “Dividend Policy,” we do not currently anticipate declaring or paying, for the foreseeable future, any distributions on our capital stock. However, if we were to distribute cash or other property on our common stock (other than certain pro rata distributions of our stock), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
Subject to the discussion below regarding effectively connected income, backup withholding, and FATCA (as defined below), dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent with a valid IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other applicable form, certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of the dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.
If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder generally will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States to the applicable withholding agent.
However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits, as adjusted for certain items.
Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “— Gain on Sale or Other Taxable Disposition of Our Common Stock” below.

Gain on Sale or Other Taxable Disposition of Our Common Stock
Subject to the discussion below regarding backup withholding and FATCA (as defined below), a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other taxable disposition of our common stock, unless:
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the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

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the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

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our common stock constitutes a “U.S. real property interest” by reason of our status as a U.S. real property holding corporation, or the USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an established securities market during the calendar year in which the sale or other disposition occurs.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our worldwide real property interests and our other trade or business assets. We believe that we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. Even if we are treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is “regularly traded” on an established securities market within the meaning of applicable U.S. Treasury Regulations. There can be no assurance that our common stock qualifies as regularly traded on an established securities market for purposes of the rules described above.
Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Information reporting and backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of distributions on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and if the payor does not have actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.
Withholding on Foreign Entities
Sections 1471 through 1474 of the Code, Treasury Regulations promulgated thereunder, and applicable administrative guidance (collectively referred to as FATCA), impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent a certification that it does not have any “substantial U.S. owners” or provides information identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock and would have applied also to payments of gross proceeds from the sale or other disposition of our common stock. However, proposed regulations under FATCA provide for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of property of a type that can produce U.S. source dividends or interest. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA withholding does not apply to gross proceeds from sales or other dispositions of our common stock.
Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT AND PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated               , 2026, among us and Jefferies LLC, TD Securities (USA) LLC and Cantor Fitzgerald & Co., as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:
UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
TD Securities (USA) LLC
Cantor Fitzgerald & Co.
Wedbush Securities Inc.
Total
The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Option to Purchase Additional Shares
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of               shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.
Commission and Expenses
The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $               per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $               per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $     . We have agreed to reimburse the underwriters for certain of their expenses, up to $     .
Determination of Offering Price
Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives of the several underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.
Listing
We intend to apply to list our common stock on the Nasdaq                Market under the symbol “               .”
Stamp Taxes
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
No Sales of Similar Securities
We, our officers, directors and holders of all or substantially all of our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:
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sell, offer to sell, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

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otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

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publicly announce an intention to do any of the foregoing for a period of               days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the              day after the date of this prospectus.
Notwithstanding the foregoing, the securityholder may transfer shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock under specified exceptions, subject to certain customary restrictions.

Jefferies LLC and              may, in their sole discretion and at any time or from time to time before the termination of the             -day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.
Stabilization
The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
The underwriters may also engage in passive market making transactions in our common stock on The Nasdaq Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Disclaimers About Non-U.S. Jurisdictions
Canada
(A) Resale Restrictions
The distribution of shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.
(B) Representations of Canadian Purchasers
By purchasing shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:
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the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario), as applicable,

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the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations,

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where required by law, the purchaser is purchasing as principal and not as agent, and

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the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest
Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

(D) Statutory Rights of Action
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
(E) Enforcement of Legal Rights
All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
(F) Taxation and Eligibility for Investment
Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.
(G) Language of Documents
The purchaser confirms its express wish and that it has requested that this document, all documents evidencing or relating to the sale of the securities described herein and all other related documents be drawn up exclusively in the English language. L’acquéreur confirme sa volonté expresse et qu’il a demandé que le présent document, tous les documents attestant de la vente des titres décrits dans le présent document ou s’y rapportant ainsi que tous les autres documents s’y rattachant soient rédigés exclusivement en langue anglaise.
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia (the Corporations Act), has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
You confirm and warrant that you are either:
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a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

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a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

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a person associated with the Company under Section 708(12) of the Corporations Act; or

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a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area
In relation to each Member State of the European Economic Area, or a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant State at any time.
(1)
to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(2)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(3)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Hong Kong
No shares of common stock have been offered or sold, and no shares of common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the SFO), and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the CO), or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares of common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of common stock will be required, and is deemed by the acquisition of the shares of common stock, to confirm that he is aware of the restriction on offers of the shares of common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of common stock in circumstances that contravene any such restrictions.
Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the Securities Law), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the Addendum), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (the FIEL), and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(1)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(2)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(1)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)
where no consideration is or will be given for the transfer;

(3)
where the transfer is by operation of law;

(4)
as specified in Section 276(7) of the SFA; or

(5)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX), or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory

Authority (the FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.
United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:
(1)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(2)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(3)
in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

EXPERTS
The financial statements of NodThera Inc. as of December 31, 2025 and 2024, and for the years then ended, included in this prospectus have been audited by Deloitte and Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 (File Number 333-                ) under the Securities Act with respect to the common stock being offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.nodthera.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Audited consolidated financial statements for the years ended December 31, 2025 and 2024:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of NodThera Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of NodThera Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses and negative cash flows from operations since its inception, expectation of continuing operating losses for the foreseeable future, and the need to raise additional capital to finance its future operations, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Boston, MA
July 7, 2026
We have served as the Company’s auditor since 2026.

NODTHERA INC.
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and Per Share Amounts)
	DECEMBER 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$28,589	$11,391
Research and development incentives receivable	—	4,026
Prepaid expenses	1,953	3,189
Other current assets	7,735	683
Total current assets	38,277	19,289
Lease right of use asset	155	245
Total assets	$38,432	$19,534
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,867	$827
Accrued expenses and other current liabilities	2,246	3,078
Convertible promissory notes	—	20,100
Lease liability, current portion	117	102
Notes payable	6,400	—
Total current liabilities	12,630	24,107
Lease liability, net of current portion	20	128
Total liabilities	12,650	24,235
Commitments and contingencies (Note 12)
Convertible preferred stock (Series Junior), $0.00001 par value; 2,558,030 shares authorized, issued, and outstanding (liquidation preference of $5,329) at December 31, 2025 and 2024	1,728	1,728
Convertible preferred stock (Series A1), $0.00001 par value; 3,000,000 shares authorized, issued, and outstanding (liquidation preference of $6,249) at December 31, 2025 and 2024	3,770	3,770
Convertible preferred stock (Series A2), $0.00001 par value; 13,359,857 shares authorized, issued, and outstanding (liquidation preference of $64,904) at December 31, 2025 and 2024	41,876	41,876
Convertible preferred stock (Series B1), $0.00001 par value; 10,908,317 shares authorized, issued, and outstanding (liquidation preference of $57,760) at December 31, 2025 and 2024	40,846	40,846
Convertible preferred stock (Series B2), $0.00001 par value; 3,895,328 shares authorized, issued, and outstanding (liquidation preference of $19,917) at December 31, 2025 and 2024	16,491	16,491
Convertible preferred stock (Series C), $0.00001 par value; 8,698,376 shares authorized, issued, and outstanding (liquidation preference of $29,919) at December 31, 2025 and 2024	24,536	24,536
Convertible preferred stock (Series D), $0.00001 par value; 83,766,025 shares authorized, issued, and outstanding (liquidation preference of $75,255) at December 31, 2025	71,844	—
Stockholders’ deficit
Common stock, $0.00001 par value; 165,000,000 and 85,000,000 shares authorized at December 31, 2025 and 2024, respectively; 3,490,442 shares issued and outstanding at December 31, 2025 and 2024	—	—
Additional paid-in capital	11,542	10,549
Accumulated deficit	(185,142)	(142,963)
Accumulated other comprehensive loss	(1,709)	(1,534)
Total stockholders' deficit	(175,309)	(133,948)
Total liabilities, convertible preferred shares and stockholders’ deficit	$38,432	$19,534

The accompanying notes are an integral part of these consolidated financial statements.

NODTHERA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In Thousands, Except Share and Per Share Amounts)
	YEAR ENDED DECEMBER 31,
	2025	2024
Operating expenses:
Research and development	$31,369	$16,759
General and administrative	9,622	6,639
Total operating expenses	40,991	23,398
Loss from operations	(40,991)	(23,398)
Other income (expense), net
Change in fair value of convertible promissory notes	(2,200)	(2,000)
Foreign currency transaction gain (loss), net	286	(257)
Interest income	726	450
Net loss	(42,179)	(25,205)
Less: cumulative dividends on convertible preferred stock	11,326	7,895
Net loss attributable to common stockholders	$(53,505)	$(33,100)
Comprehensive loss:
Other comprehensive (loss) income
Foreign currency translation adjustment	(175)	134
Other comprehensive (loss) income	(175)	134
Comprehensive loss	$(42,354)	$(25,071)
Net loss per share of common stock attributable to common stockholders, basic and diluted	$(16.33)	$(10.43)
Weighted-average shares of common stock outstanding, basic and diluted	3,276,754	3,172,033

The accompanying notes are an integral part of these consolidated financial statements.

NODTHERA INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(In Thousands, Except Share Amounts)
	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balance as of January 1, 2024	42,419,908	$129,247	3,349,447	$—	$9,335	$(117,758)	$(1,668)	$(110,091)
Stock-based compensation	—	—	—	—	1,195	—	—	1,195
Issuance of common stock upon exercise of stock options	—	—	140,995	—	19	—	—	19
Currency translation adjustment	—	—	—	—	—	—	134	134
Net loss	—	—	—	—	—	(25,205)	—	(25,205)
Balance as of December 31, 2024	42,419,908	129,247	3,490,442	—	10,549	(142,963)	(1,534)	(133,948)
Stock-based compensation	—	—	—	—	993	—	—	993
Issuance of Series D preferred stock, net issuance costs of $0.2 million	53,717,515	49,544	—	—	—	—	—	—
Conversion of convertible notes to Series D Preferred Stock	30,048,510	22,300	—	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—	—	(175)	(175)
Net loss	—	—	—	—	—	(42,179)	—	(42,179)
Balance as of December 31, 2025	126,185,933	$201,091	3,490,442	$—	$11,542	$(185,142)	$(1,709)	$(175,309)

The accompanying notes are an integral part of these consolidated financial statements.

NODTHERA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)
	YEAR ENDED DECEMBER 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(42,179)	$(25,205)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	—	2
Stock-based compensation	993	1,195
Change in fair value of convertible notes	2,200	2,000
Unrealized loss on foreign currency translation	450	—
Changes in operating assets and liabilities
Research and development incentives receivable	4,240	720
Prepaid expenses and other current assets	(6,625)	(1,148)
Accounts payable	2,954	(264)
Accrued expenses and other liabilities	(1,143)	617
Net cash used in operating activities	(39,110)	(22,083)
Cash flows from investing activities:
Purchases of property and equipment	—	—
Net cash used in investing activities	—	—
Cash flows from financing activities:
Proceeds from issuance of Series D Preferred Stock	49,788	—
Payments of Series D Preferred Stock issuance costs	(244)	—
Proceeds from issuance of promissory notes	6,295	—
Proceeds from exercise of stock options	—	19
Net cash provided by financing activities	55,839	19
Effect of exchange rate changes on cash and cash equivalents	469	(639)
Net increase (decrease) in cash and cash equivalents	17,198	(22,703)
Cash and cash equivalents at beginning of year	11,391	34,094
Cash and cash equivalents at end of year	$28,589	$11,391
Supplemental cash flow disclosure
Right of use assets obtained in exchange for lease liability	$—	$312
Cash paid for income taxes	$1	$—
Non-cash investing and financing activities
Conversion of Notes to Series D Preferred Stock	$22,300	$—
The accompanying notes are an integral part of these consolidated financial statements.

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   Nature of the Business and Basis of Presentation
NodThera Inc., (“NodThera,”, formerly known as NodThera US, Inc.), together with its consolidated wholly owned subsidiaries, NodThera Limited (“NodThera UK”), and NodThera Securities Corporation (“NodThera Sec Corp”), (collectively, the “Company”), is a clinical-stage biotechnology company developing a portfolio of internally invented, proprietary and wholly owned oral inhibitors of NOD-like receptor protein 3, or NLRP3.
Risk and Uncertainties
The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, successful development of its therapeutic candidates, the development of new technological innovations by competitors, dependence on key personnel, the ability to attract and retain qualified employees, protection of proprietary technology, compliance with governmental regulations, and the ability to secure additional capital to fund operations. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be maintained, that any therapeutic products developed will obtain required regulatory approval, or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant product revenue.
Liquidity and Going Concern
The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern.
Since inception, the Company has primarily financed its operations from the sale of convertible preferred stock and convertible debt. The Company has incurred operating losses and negative cash flows from operations since its inception, including net losses of $42.2 million and $25.2 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had an accumulated deficit of $185.1 million.
Based on its recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future and the need to raise additional capital to finance its future operations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for the one-year period following the issuance of these financial statements.
The Company expects its operating losses and negative cash flows from operations to continue into the foreseeable future as it continues to develop and manufacture its product candidates and, if and when approved, commence commercialization activities. In response to these conditions, Management of the Company plans to generate cash through a combination of equity or debt financings and strategic partnerships or collaboration agreements. If adequate funds are not available to the Company, the Company may be required to delay, reduce or eliminate some or all of its research and development program, or obtain funds through arrangements with collaborators on terms unfavorable to the Company, or pursue merger or acquisition strategies, which could adversely affect its business prospects, or the Company may be unable to continue operations. There is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund operations, if at all. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.
The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
2.   Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements reflect the operations of the Company and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”).

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected within these consolidated financial statements include, but are not limited to, the valuation of the Company’s stock-based awards, research and development contract costs and accruals, the valuation of preferred stock, and the valuation of convertible promissory notes. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Actual results may differ materially from those estimates or assumptions.
Cybersecurity Incident
In 2025, NodThera experienced a material business email compromise event that resulted in a fraudulent wire transfer. Upon identification, the Company engaged external cybersecurity experts, implemented remediation measures, and notified affected individuals and regulators as required by applicable law, and the incident has since been contained and mitigated. The Company determined no financial reporting systems were impacted. As of December 31, 2025, the Company has recovered $27.0 million of the fraudulently transferred funds through a combination of interbank fund recoveries, insurance proceeds, and a $6.4 million promissory note received from the recipient bank (see Note 5).
Additionally, the Company expects to receive an additional $7.5 million through its insurance policy, which has been recorded within other current assets on the consolidated balance sheets. NodThera recognized a loss of $2.0 million for the year ended December 31, 2025, reflecting the portion of funds the Company has not recovered and does not expect to recover. The loss is included in general and administrative expense on the consolidated statements of operations and comprehensive loss. Costs related to the incident are expensed as incurred and are included within general and administrative expenses in the periods incurred, as the Company did not separately track incremental costs associated with responding to the incident. Insurance recoveries are recognized when receipt is probable and the amount is reasonably estimable.
Concentrations of Credit Risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents deposited in bank accounts with balances that may exceed the federally insured limits.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with maturities of three months or less at the date of purchase to be cash equivalents.
Deferred Offering Costs
The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the preferred stock or in stockholders’ deficit as a reduction of additional paid-in-capital generated as a result of the offering. Should any planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss.
Debt — Application of the Fair Value Option
The Company has elected to account for its convertible promissory notes issued in 2023 (see Note 5) under the fair value option. In accordance with the application of the fair value option, the Company (i) recorded the Notes at fair value as of the date of issuance and (ii)  remeasured the fair value of the Notes at each balance sheet date. Changes to the fair value of the Notes between balance sheet dates are reported within other

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
income (expense), net in the consolidated statements of operations and comprehensive loss, if such changes are attributable to instrument specific credit risk. All debt issuance costs incurred in connection with notes accounted for pursuant to the fair value option were expensed as incurred, as required by GAAP. The Company does not separately report interest expense attributable to notes accounted for pursuant to the fair value option in the consolidated statements of operations and comprehensive loss. Accrued interest, which does not become due until maturity of the notes, is included in the determination of the fair value of the Notes and changes thereto.
Fair Value Measurements
Certain assets and liabilities are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
▪
Level 1 — Quoted prices in active markets for identical assets or liabilities.

▪
Level 2  — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

▪
Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s money market funds and convertible promissory notes are carried at fair value, determined according to the fair value hierarchy described above. The carrying values of the Company’s cash equivalents, receivables, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:
Estimated Useful Life
Computer equipment	3 years
Furniture and fixtures	5 years
Laboratory equipment	5 years
Costs for capital assets not yet placed into service are capitalized and are depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance that do not improve or extend the life of the respective assets are charged to expense as incurred.
Impairment of Long-Lived Assets
Long-lived assets consist primarily of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment assessment include significant underperformance of the business in relation to expectations,

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment assessment is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. If such asset group is considered to be impaired, the impairment loss to be recognized is measured based on the excess of the carrying value of the impaired asset group over its fair value. For the years ended December 31, 2025 and 2024, the Company did not recognize an impairment loss for its long-lived assets.
Operating Leases
The Company determines if an arrangement is a lease at inception. An arrangement is determined to contain a lease if the contract conveys the right to control the use of an identified property or equipment for a period of time in exchange for consideration. If the Company can benefit from the various underlying assets of a lease on their own or together with other resources that are readily available, or if the various underlying assets are neither highly dependent on nor highly interrelated with other underlying assets in the arrangement, they are considered to be a separate lease component. In the event multiple underlying assets are identified, the lease consideration is allocated to the various components based on each of the component’s relative fair value.
Operating lease assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the leasing arrangement. Operating lease assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate in determining the operating lease liabilities, the Company uses an estimate of its incremental borrowing rate. The incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The calculation of the operating lease assets includes any lease payments made and excludes any lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.
For operating leases, the Company records operating lease assets and lease liabilities in its consolidated balance sheets. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Short-term leases, or leases that have a lease term of 12 months or less at commencement date, are excluded from this treatment and are recognized on a straight-line basis over the term of the lease.
The Company has not entered into any financing leases.
Segment Information
The Company has a single operating and reportable segment. Operating segments are defined as components of an enterprise for which separate and discrete information is available for evaluation by the chief operating decision-maker (the “CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM, its Chief Executive Officer, reviews the Company’s financial information on a consolidated basis for the purposes of making operating decisions, evaluating financial performance and allocating resources.
Patent Costs
The Company expenses as incurred all patent-related costs incurred in connection with filing and prosecuting patent applications due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the statements of operations and comprehensive loss.
Research and Development Costs
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, laboratory supplies and external costs of vendors and consultants engaged

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
to conduct preclinical and clinical development activities, including contract manufacturing and allocated facility-related costs, including rent, utilities and depreciation.
Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered.
Research Contract Costs and Accruals
The Company has entered into various research and development-related contracts with research institutions and other companies, both inside and outside of the United States. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research and development costs. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations to those third parties as of period end. When evaluating the adequacy of any accrual estimate, the Company analyzes a number of factors, including the Company’s knowledge of the progress of the studies or trials, including the phase or completion of events; invoices received to date under the contracts; communication from the research institutions and other companies of any actual costs incurred during the period that have not yet been invoiced; and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.
Contingencies
The Company is subject to contingent liabilities, such as legal proceedings and claims, that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the consolidated balance sheets. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses. As of December 31, 2025 and 2024, no liabilities were recorded for loss contingencies.
Stock-Based Compensation
The Company measures all stock options granted to employees, directors and non-employees based on the fair value of the awards on the date of grant using the Black-Scholes option-pricing model. The key inputs to the Black-Scholes option-pricing model are discussed below. The Company measures restricted common stock awards using the difference, if any, between the purchase price per share of the award and the fair value of the Company’s common stock at the date of grant.
The Company grants stock options and restricted stock awards that are subject to either service or performance-based vesting conditions. Compensation expense for awards to employees and directors with service-based vesting conditions is recognized using the straight-line method over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Forfeitures are accounted for as they occur. Compensation expense for awards to employees and non-employees with performance-based vesting conditions is recognized based on the grant-date fair value over the requisite service period using the accelerated attribution method to the extent achievement of the performance condition is probable. As of each reporting date, the Company estimates the probability that specified performance criteria will be met and does not recognize compensation expense until it is probable that the performance-based vesting condition will be achieved. Stock options and restricted stock awards with performance-based vesting conditions are immaterial to the financial statements.

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
Stock Option Valuation
The fair value of each stock option grant is estimated on the grant date using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For options with service-based vesting conditions, the expected term of the Company’s options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. If vesting is subject to a performance condition, the expected term is based on the midpoint between the explicit service period and the contractual term of the option The risk-free interest rate is determined by reference to the United States Treasury yield curve and the United Kingdom’s Treasury zero-coupon issues in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.
Net Loss Per Share
The Company calculates net loss per share using the two-class method required for participating securities. The Company’s convertible preferred stock is considered a participating security as the holders are entitled to receive dividends in preference and priority to the holders of common stock. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. No allocation is required under the two-class method during periods of net loss since the participating securities do not have a contractual obligation to share in the losses of the Company.
Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, excluding potentially dilutive shares of common stock. Net loss attributable to common stockholders reflects the net loss for the period increased by cumulative preferred dividends accumulated during the period on the Company’s Series A1 convertible preferred stock (“Series A1 Stock”) Series A2 convertible preferred stock (“Series A2 Stock” and together with the Series A1 Stock, the “Series A Preferred Stock“), Series B1 convertible preferred stock (“Series B1 Stock”), Series B2 convertible preferred stock (“Series B2 Stock” and together with the Series B1 Stock, the “Series B Preferred Stock”), Series C convertible preferred stock (”Series C Preferred Stock”) and Series D convertible preferred stock (“Series D Preferred Stock”) at a rate of 6.0% per annum applied to the original issue price of each series of convertible preferred stock, regardless of whether such dividends have been declared.
Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders for the years ended December 31, 2025 and 2024, as the inclusion of potentially dilutive shares would be anti-dilutive given the net loss position of the Company in each period.
The following table presents the computation of basic and diluted net loss per share (in thousands, except share and per share amounts):
	DECEMBER 31,
	2025	2024
Numerator:
Net loss	$42,179	$25,205

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
	DECEMBER 31,
	2025	2024
Less: cumulative preferred dividends	11,326	7,895
Net loss attributable to common stockholders	$53,505	$33,100
Denominator:
Weighted-average shares of common stock outstanding,
basic and diluted	3,276,754	3,172,033
Net loss per share of common stock, basic and diluted	$16.33	$10.43

The following potentially dilutive securities were excluded from the computation of diluted net loss per share for the periods presented because their inclusion would have been anti-dilutive:
	DECEMBER 31,
	2025	2024
Convertible preferred stock (as-converted)	128,042,726	44,276,701
Stock options	10,073,764	10,170,498
Warrants to purchase common stock	4,011,918	4,011,918
Unvested restricted stock	213,688	213,688
Total	142,342,096	58,672,805

Convertible Preferred Stock
When the Company issues convertible preferred stock, it first evaluates the provisions of ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), to determine whether the instrument should be classified as a liability. Shares of convertible preferred stock that are mandatorily redeemable, obligate the Company to settle by transferring assets, or can be redeemed at the option of the holder are classified as liabilities. The Company further evaluates the instrument’s terms and characteristics to determine whether classification in temporary equity (mezzanine) or permanent equity is appropriate. Shares of convertible preferred stock that are redeemable upon the occurrence of an event not solely within the Company’s control including a deemed liquidation event triggered by a change in control or sale of the Company are classified as temporary equity and presented in the mezzanine section of the consolidated balance sheets, outside of permanent stockholders’ deficit. The Company does not adjust the carrying value of preferred shares classified as temporary equity to their redemption value unless it is probable that the shares will become redeemable. Issuance costs directly attributable to the shares of convertible preferred stock are recorded as a reduction of the proceeds and netted against the carrying value of the shares of convertible preferred stock upon issuance.
Warrants to Purchase Ordinary Shares
When the Company becomes party to freestanding financial instruments, it determines whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the consolidated statements of operations and comprehensive loss in each reporting period. Warrants that are indexed to the Company’s own stock and meet the equity classification criteria are recorded in stockholders’ deficit and are not subsequently remeasured. Warrants that do not meet the equity classification criteria are classified as liabilities and remeasured to fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations and comprehensive loss.

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
Comprehensive Loss
Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company reports comprehensive loss and its components in the consolidated statements of operations and comprehensive loss. The comprehensive loss for the Company equals its net loss plus changes in foreign currency translation for all periods presented.
Foreign Currency Translation
Assets and liabilities of NodThera UK are translated into U.S. dollars at the exchange rate in effect at each balance sheet date, while revenues and expenses are translated into U.S. dollars using average exchange rates prevailing during the respective reporting period. The resulting cumulative foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss within stockholders’ deficit on the consolidated balance sheets.
U.K. Research and Development Incentive
Through 2024, the Company benefitted from a U.K. research and development tax relief program called the Small and Medium-sized Enterprises R&D Tax Credit Program (“SME Program”). Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which the Company does not receive income. The Company recognizes amounts earned under the SME Program when it is deemed probable the applicable conditions have been met and the incentive will be received. Such credits are accounted for as benefits from research and development incentive credits (“R&D incentive credits”) and offset research and development expense within the consolidated statements of operations and comprehensive loss in the period in which the expenditures were incurred. A corresponding receivable is recorded on the consolidated balance sheets.
The R&D incentive credits are not dependent on the Company generating future taxable income or on the ongoing tax status or tax position of the Company. As such, the Company has recorded U.K. R&D incentive credits of $0 and $4.0 million for the years ended December 31, 2025 and 2024, respectively. The Company recorded research and development incentive receivables of $0 and $4.0 million as of December 31, 2025 and 2024, respectively.
Income Taxes
The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future and to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.
The Company uses a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more likely than not sustainable, based solely on their technical merits, upon examination, and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit for each position as the largest amount that the Company believes is more likely than not realizable. Differences between the amount of tax benefits taken or expected to be taken in the Company’s income tax returns and the amount of tax benefits recognized in the financial statements represent the Company’s unrecognized income tax benefits, which are either recorded as a liability or reduction of deferred tax assets.

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.   Summary of Significant Accounting Policies (Continued)
The Company recognizes interest and penalties related to unrecognized tax benefits within (provision for) benefit from income taxes in the accompanying statement of operations. As of December 31, 2025, no accrued interest or penalties are included on the related tax liability line in the balance sheets have been incurred.
Recent Accounting Pronouncements
In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which focuses on the rate reconciliation and income taxes paid. ASU 2023-09 requires a public business entity (“PBE”), to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. As of December 31, 2025, the Company adopted ASU 2023-09 prospectively. The adoption only impacts the Company’s income tax disclosures with no impact to its operations, cash flows or financial position.
In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires enhanced disclosures about significant segment expenses and other segment items on an annual and interim basis, and requires disclosure of the title and position of the individual identified as the CODM. The Company adopted ASU 2023-07 for its fiscal year ended December 31, 2025. The Company has determined that it operates as a single reportable segment. Accordingly, the adoption of ASU 2023-07 did not result in a change to the Company’s reportable segments; however, it did require additional disclosures regarding significant segment expenses, the CODM, and the measure of segment profit or loss used by the CODM to assess performance, which have been incorporated into Note 13.
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which adds guidance to ASC 832 on the recognition, measurement, and presentation of government grants. In developing the ASU’s recognition and measurement framework, the FASB largely leveraged the guidance in IAS 20, to which many for-profit entities that apply U.S. GAAP have historically analogized when accounting for government grants. The Company early adopted ASU 2025-10 for its fiscal year ended December 31, 2025 on a full retrospective basis. The adoption did not have a material impact on the Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amendments in ASU 2024-03 address investor requests for more detailed expense information and require additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included in the statements of operations. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the provisions of ASU 2024-03 and the potential impact on its consolidated financial statements and disclosures.
In November 2024, the FASB issued ASU 2024-04, Debt — Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments (“ASU 2024-04”). ASU 2024-04 clarifies whether a settlement of convertible debt should be accounted for as an induced conversion under ASC 470-20 or as a debt extinguishment under ASC 470-50. The Company will adopt ASU 2024-04 effective January 1, 2026. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.
3.   Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
3.   Property and Equipment, Net (Continued)
	DECEMBER 31,
	2025	2024
Laboratory equipment	$76	$76
Computer equipment	97	97
Furniture and fixtures	75	75
Leasehold improvements	5	5
Total	253	253
Less: accumulated depreciation and amortization	(253)	(253)
Property and equipment, net	$—	$—

Depreciation and amortization expense of property and equipment for the year ended December 31, 2024 was immaterial. As of December 31, 2024, property and equipment was fully depreciated.
4.   Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):
	DECEMBER 31,
	2025	2024
Accrued employee compensation and benefits	$1,361	$1,849
Accrued research and development	467	593
Accrued other	418	636
Accrued expenses and other current liabilities	$2,246	$3,078

5.   Debt
In November 2023, the Company entered into a Note and Warrant Purchase Agreement, with certain accredited investors who were also existing investors in the Company under which the Company issued convertible promissory notes (the “Notes”) with a total principal amount of $20.0 million and warrants to purchase 3,986,941 shares of common stock at an exercise price of $0.01 per share.
The Company elected to account for the Notes under the fair value option and accordingly, $17.0 million of proceeds were first allocated to the Notes at fair value on issuance with the residual balance of $3.0 million being allocated to the equity-classified warrants. All fees incurred in connection with the transaction were allocated to the debt and expensed as incurred. The Notes were subsequently remeasured to fair value of $20.1 million at December 31, 2024 and $22.3 million prior to settlement resulting in changes in fair value of $2.2 million and $2.0 million for the years ended December 31, 2025 and 2024, respectively.
The Notes accrued interest at 8.0% per annum with all outstanding principal and accrued interest due. The Notes were originally set to mature on December 31, 2024, however in December 2024 the Company and the investors entered into an amendment to extend the maturity to June 30, 2025. There was no impact on the Company’s financial statements from the modification of the maturity date.
In April 2025, in connection with the closing of the Series D Preferred Stock financing, all outstanding Notes, with an aggregate face value of approximately $22.3 million inclusive of accrued and unpaid interest, automatically converted in accordance with their terms into 30,048,510 shares of Series D3 convertible preferred stock, (“Series D3 Stock”). Upon conversion, the carrying value of the Notes, which had been

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
5.   Debt (Continued)
accounted for at fair value, was derecognized and the converted amount was reclassified to convertible preferred stock on the Consolidated Balance Sheets. Following the conversion, no convertible promissory notes remain outstanding.
In December 2025, NodThera Inc. entered into a promissory note agreement with Northern Trust for a principal amount of $6.4 million.  The promissory note is secured by assets of NodThera Inc. The promissory note bears interest at a rate of 3.71% per annum and originally matured on June 28, 2027, however the Company settled the note in February 2026.
6.   Convertible Preferred Stock
Series A and Series B Financings (2016–2022)
Between July 2016 and February 2022, the Company completed a series of preferred stock financings comprising of Series A and Series B Preferred Stock of NodThera Limited. These financings raised aggregate gross cash proceeds of approximately $105.4 million through multiple tranched closings at subscription prices ranging from £1.00 to £3.119 per share. In connection with the Series A2 Stock financing, convertible promissory notes with an aggregate face value of $1.0 million were converted into shares of Series A2 Stock.
Series C Financing (2022)
In September 2022, the Company entered into a Series C Preferred Stock Purchase Agreement pursuant to which it issued and sold 8,698,376 shares of Series C Preferred Stock to existing investors at a price of $2.8741 per share, for net proceeds of approximately $24.5 million, net of issuance costs of $0.5 million.
Series D Financing (2025)
In April 2025, the Company entered into a Series D Preferred Stock Purchase Agreement pursuant to which it issued shares of Series D Preferred Stock. The Company issued 12,666,663 shares of Series D1 convertible preferred stock (“Series D1 Stock”) at $1.50 per share and 41,050,852 shares of Series D2 convertible preferred stock (“Series D2 Stock” and, together with the Series D1 Stock, the “Series D Preferred Stock“) at $0.75 per share, for aggregate cash proceeds of approximately $49.8 million. Concurrently, convertible promissory notes with an aggregate face value of approximately $22.3 million, including accrued interest, automatically converted into 30,048,510 shares of Series D3 Stock at a conversion price of $0.7407 per share, in full and complete satisfaction of all outstanding principal and accrued interest thereunder. In the aggregate, the Series D Preferred Stock financing resulted in the issuance of 83,766,025 shares of Series D Preferred Stock.

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
6.   Convertible Preferred Stock (Continued)
As of December 31, 2025, the Series Junior Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are collectively referred to as the Preferred Stock and consisted of the following (in thousands except for share data):
	PREFERRED STOCK ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series Junior Preferred Stock	2,558,030	$1,728	$5,329	2,558,030
Series A1 Preferred Stock	3,000,000	3,770	6,249	3,000,000
Series A2 Preferred Stock	13,359,857	41,876	64,904	13,447,932
Series B1 Preferred Stock	10,908,317	40,846	57,760	11,933,219
Series B2 Preferred Stock	3,895,328	16,491	19,917	4,639,144
Series C Preferred Stock	8,698,376	24,536	29,919	8,698,376
Series D Preferred Stock	83,766,025	71,844	75,255	83,766,025
	126,185,933	$201,091	$259,333	128,042,726

The holders of the Preferred Stock have the following rights and preferences:
Voting
The holders of Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of outstanding shares of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. The written consent or affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Series D, Series C, Series B and Series A Preferred Stock, voting together as a single class (together the “Requisite Holders”) is required, among other actions, to liquidate or dissolve the Company, amend the certificate of incorporation or bylaws, reclassify common stock or establish another class of capital stock, create shares that would rank senior to or authorize additional shares of Preferred Stock, declare a dividend or make a distribution, or change the authorized number of directors constituting the board of directors (the “Board”).
Conversion
Each share of Preferred Stock is convertible at the option of the holder, at any time, and without the payment of additional consideration by the holder. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect upon (i) the closing of the Company’s first underwritten public offering of its common stock resulting in at least $75.0 million of gross proceeds to the Company at a price per share not less than 1.5 times the Series C original issue price of $2.8741 per share, or (ii) the vote or written consent of the Requisite Holders.
The conversion ratio of each series of Preferred Stock is determined by dividing the original issue price of each series by the conversion price of each series. The original issue price is £1.00 per share for the Series Junior Preferred Stock, £1.00 per share for Series A1 Stock, £2.4888 per share for Series A2 Stock, £2.9702 per share for Series B1 Stock, £3.1191 per share for Series B2 Stock, $2.8741 per share for Series C Preferred Stock, $1.50 per share for Series D1 Stock, $0.75 per share for Series D2 Stock, and $0.7407 per share for Series D3 Stock. Each share of Series D Preferred Stock is convertible into one share of common stock, subject to adjustment for stock splits, dividends, recapitalizations and similar events.
Dividends
No dividend or distribution shall be made if any dividend in arrears is then outstanding in respect of any preferred dividend. Holders of the Company’s Series A, B, C, and D Preferred Stock are entitled to receive cumulative dividends at a rate of 6% per annum of the applicable original issue price, accruing daily on a 365-day basis, whether or not declared, payable when, as, and if declared by the Board of Directors. The Company

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
6.   Convertible Preferred Stock (Continued)
is under no obligation to pay such dividends unless and until declared. No dividends on any other class or series of capital stock may be declared or paid unless holders of the Preferred Stock first receive a dividend at least equal to the greater of (i) all accrued and unpaid dividends or (ii) the dividend they would receive on an as-converted to common stock basis. All accruing dividends shall be declared and paid upon an initial public offering to the extent funds are lawfully available. As of December 31, 2025 there are $50.3 million of cumulative dividends. Through December 31, 2025, no cash dividends have been declared or paid.
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of shares of the Preferred Stock then outstanding are entitled to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock, as follows: first, the holders of Series D1 Stock, Series D2 Stock and Series D3 Stock are entitled, on a pari passu basis among such series, to an amount per share equal to 1x the applicable original issue price ($1.50, $0.75 and $0.7407 per share, respectively), plus any accrued, declared and unpaid dividends thereon; second, the holders of Series C Preferred Stock are entitled to an amount per share equal to 1x the Series C original issue price plus accrued dividends; third, the holders of Series B1 Stock and Series B2 Stock are entitled, on a pari passu basis, to an amount per share equal to 1 times the applicable original issue price plus accrued dividends; fourth, the holders of Series A1 Stock and Series A2 Stock are entitled, on a pari passu basis, to an amount per share equal to 1 times the applicable original issue price plus accrued dividends; and fifth, the holders of Series Junior Preferred Stock are entitled to an amount per share equal to 1 times the Junior Preferred Stock original issue price plus accrued dividends. After the payment in full to all holders of Preferred Stock of their respective liquidation amounts, the remaining assets or funds available for distribution shall be distributed among all holders of common stock and preferred stock on a pro rata, as-converted basis. If upon any such liquidation event the assets or funds of the Company available for distribution are insufficient to pay the full amounts to which holders are entitled, distributions shall be made in the priority order described above, with each series sharing ratably within its priority tier.
A “Deemed Liquidation Event” shall include (i) a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation), (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets (other than one to a wholly-owned subsidiary of the Company), or (iii) a sale or transfer of the whole or any part of the issued securities of the Company to any person (or any merger or scheme of arrangement resulting in any person holding securities of the Company) and resulting in that person, together with all persons (if any) acting in concert, acquiring a controlling interest in the Company.
The Preferred Stock does not have redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event.

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
7.   Fair Value Measurements
The following table presents the Company’s fair value hierarchy for its financial assets and liabilities that are measured at fair value on a recurring basis and indicates the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):
	DECEMBER 31, 2024
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Financial assets:
Money market funds	$8,588	$—	$—	$8,588
Total financial assets	$8,588	$—	$—	$8,588
Financial liabilities:
Convertible promissory notes	$—	$—	$20,100	$20,100
Total financial liabilities	$—	$—	$20,100	$20,100

The Company did not have any financial assets or liabilities measured at fair value at December 31, 2025. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis in any of the periods presented.
During the years ended December 31, 2025 and 2024, there were no transfers or reclassifications between fair value measurement levels of assets or liabilities
Valuation of Convertible Promissory Notes
The Company has elected to account for Notes using the fair value option. Consequently, they were initially recorded at fair value, with changes in fair value at each reporting period recognized in other income (expense), net in the consolidated statements of operations and comprehensive loss.
The estimated fair value of the Notes was estimated using Level 3 inputs, based on interest rates available for debt with terms and maturities similar to the Company’s existing debt arrangements and credit rating. The Company used a probability-weighted payoff scenario approach to value the Notes. Under this approach, the Company considered the stated interest rate on the Notes to derive the principal and accrued interest during the period to a conversion event or maturity, considered any discounted conversion ratios or multipliers, utilized a present value factor based on the remaining payoff period and the Company’s risk profile, and assigned a probability to each potential conversion event and to reaching maturity. This estimation process requires the application of significant judgement and assumptions. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions impact the Company’s valuations as of each valuation date and may have a material impact on the valuation of the Company’s Notes.
The following table provides changes in the fair value of the Company’s Level 3 liabilities during the years ended December 31 2025 and 2024 (in thousands):
CONVERTIBLE PROMISSORY NOTES
Balance as of December 31, 2023	$18,100
Change in fair value	2,000
Balance as of December 31, 2024	20,100
Change in fair value	2,200

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
7.   Fair Value Measurements (Continued)
CONVERTIBLE PROMISSORY NOTES
Conversion to Series D preferred stock	(22,300)
Balance as of December 31, 2025	$—

The following table summarizes the significant inputs used in the Level 3 fair value measurement of the Notes as of December 31, 2024:
Discount rate	38.2%
Discount on conversion	80.0%
Probability – next round of financing	90.0%
Probability – maturity	5.0%
Probability – event of default	5.0%
8.   Common Stock
The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth above. Each share of common stock entitles the holder to one vote, together with the holders of the Preferred Stock, on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Board, subject to the preferential dividend rights of Preferred Stock.
As of December 31, 2025, a warrant to purchase 24,977 shares of common stock at a price of $0.512126 per share, issued in connection with a consultancy agreement, remained outstanding. The warrant has been recorded at fair value within stockholders’ deficit on the accompanying consolidated balance sheets.
As of December 31, 2025, warrants to purchase 3,986,941 shares of common stock at an exercise price of $.01 per share, issued in connection with the issuance of the Notes (see Note 5), remained outstanding, with an expiration term of ten years. The warrants have been recorded at fair value within stockholders’ deficit on the accompanying consolidated balance sheets.
The Company has reserved authorized shares of common stock for future issuance as follows:
	DECEMBER 31,
	2025	2024
Preferred stock	126,185,933	42,419,908
Unvested restricted stock	213,688	213,688
Options to purchase common stock	10,073,764	10,170,498
Warrants to issue common stock	4,011,918	4,011,918
Shares available for future grant under the Plan	17,032,664	1,000,699
	157,517,967	57,816,711

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
9.   Stock-Based Compensation
The Company’s 2021 Equity Incentive Plan (the “Plan”) provides for the Company to grant incentive stock options (“ISO”), non-qualified stock options, and restricted stock awards, to the officers, employees, consultants, and other key persons of the Company. The Plan is administered by the Board, and the exercise prices, vesting, and other restrictions are determined at the discretion of the Board.
As of December 31, 2025, there were 17,032,664 shares available for future grants under the 2021 Plan. Awards granted under the 2021 Plan generally expire 10 years from the date of grant, and typically vest over four years, with the first 25% vesting on the first anniversary of the vesting commencement date and the remainder vesting in 36 equal monthly installments thereafter, contingent on the recipient’s continued employment, service or relationship with the Company.
The exercise price for stock options granted may not be less than the fair market value of the Company’s common stock on the date of grant, as determined by the Board, or at least 110% of the fair market value of the Company’s common stock on the date of grant in the case of an ISO granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock (“10% Owner”), or at least 100% of the fair market value of the Company’s common stock on the date of grant for all other awards. The Company’s Board determines the fair market value of the Company’s common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.
The following table presents the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted:
	YEAR ENDED DECEMBER 31,
	2025	2024
Risk-free interest rate	3.8% - 4.0%	3.8% - 4.3%
Expected term (in years)	6.0	6.0
Expected volatility	59% - 60%	66% - 71%
Expected dividend yield	0.0%	0.0%

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
9.   Stock-Based Compensation (Continued)
Stock Options
The following table summarizes the Company’s stock option activity (in thousands except for share and per share data amounts).
	NUMBER OF SHARES	WEIGHTED- AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
Outstanding at December 31, 2024	10,170,498	$0.39	8.13	$2,239
Granted	8,933,953	$0.24
Exercised / released	—	$0
Forfeited/canceled	(9,030,687)	$0.47
Outstanding at December 31, 2025	10,073,764	$0.18	7.68	$684
Exercisable at December 31, 2025	4,571,015	$0.12	5.65	$579
Vested and expected to vest at December 31, 2025	4,571,015	$0.12	$5.65	$579

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those stock options that had an exercise price lower than the fair value of the Company’s common stock.
The weighted-average grant-date fair values of stock options granted during the years ended December 31, 2025, and 2024 were $0.24 and $0.59 per share, respectively. As of December 31, 2025, there was $3.4 million of total unrecognized compensation cost related to unvested stock options, which the Company expects to recognize over a remaining weighted-average period of 3.6 years. During the year ended December 31, 2025 no stock options were exercised. During the year ended December 31, 2024, the aggregate intrinsic value of options exercised was $0.1 million.
Restricted Common Stock Awards
The Company awards restricted common stock to employees and non-employees under its 2021 Plan.
For a period of up to six months from a grantee’s termination, the Company has the right and option to repurchase vested restricted common stock at the lower of (i) the original purchase price per share or (ii) the fair market value per share as of the date the Company elects to exercise its repurchase right. As of December 31, 2025 and 2024, the Company has not repurchased any shares of the restricted common stock.
Shares of restricted common stock granted to employees and directors are not deemed, for accounting purposes, to be outstanding until those shares have vested. The majority of the restricted common stock have time-based vesting conditions and vest over a four-year period, subject to the employee’s continued employment with, or service to, the Company on such vesting date. Compensation expense is recognized on a straight-line basis over the vesting period.  As of December 31, 2025 and 2024 the remaining unvested restricted common stock contains a performance condition that has not been deemed not probable to occur.

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
9.   Stock-Based Compensation (Continued)
The following table summarizes the Company’s restricted common stock activity:
	NUMBER OF SHARES	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE
Unvested restricted common stock at December 31, 2024	213,688	$0.90
Unvested restricted common stock at December 31, 2025	213,688	$0.90

Reverse-Vesting Stock Awards
During the year ended December 31, 2022, the Company granted 1.4 million shares of restricted common stock to employees (“reverse-vesting stock awards”). The shares of reverse-vesting stock awards correspond to an unvested enterprise management inventive (“EMI”) stock option award previously granted to each employee. The Company is required to repurchase the reverse-vesting stock awards from the employees in full at their par value in the event that the employee ceases to provide services to the Company. Additionally, the Company is required to repurchase the reverse-vesting stock awards at their par value in the event that the Company undergoes a sale event or an initial public offering, but only to the extent that the corresponding EMI option award is unvested. As no repurchase triggering event has occurred and an initial public offering or sale event is not considered probable as of December 31, 2025, no liability has been recorded in connection with these repurchase obligations. As of December 31, 2025 and 2024, 1.4 million of these shares remained outstanding and repurchasable. No compensation expense has been recorded associated with these awards since retention of the awards is subject to a performance condition that is not probable of achievement as of December 31, 2025.
Stock-Based Compensation
The following table below summarizes the classification of the Company’s stock-based compensation expense related to stock options and restricted common stock awards in the consolidated statements of operations and comprehensive loss (in thousands):
	YEAR ENDED DECEMBER 31,
	2025	2024
General and administrative	$409	$480
Research and development	584	715
	$993	$1,195

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10.   Income Taxes
For the years ended December 31, 2025, and 2024 the Company did not record a provision for income taxes.
The components of loss before provision for income taxes are as follows (in thousands):
	YEAR ENDED DECEMBER 31,
	2025	2024
Foreign	$(32,762)	$(13,202)
Domestic	(9,417)	(12,003)
Loss before benefit (provision) for income taxes	$(42,179)	$(25,205)

No benefit (provision) for income taxes was recorded for the years ended December 31, 2025 and 2024 due to the Company incurring net losses and maintaining a full valuation allowance against its net deferred tax assets.
A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate after the adoption of ASU 2023-09 is as follows (in thousands, except percentages):
	YEAR ENDED DECEMBER 31, 2025
U.S. federal statutory income tax	$(8,858)	21.0%
State and local income tax, net of federal income tax effect(a)	4	0.0%
Foreign tax effects
United Kingdom
Statutory tax rate difference	(1,311)	3.1%
R&D expenditure	2,937	(7.0)%
Stock compensation	157	(0.4)%
Change in valuation allowance	5,114	(12.1)%
Other items	(18)	0.0%
Nontaxable or nondeductible items	357	(0.8)%
Stock compensation	24	(0.1)%
Change in valuation allowance	1,391	(3.3)%
Other items	203	(0.4)%
Total effective income tax rate and income tax expense	$—	0.0%

(a)
State taxes in Massachusetts made up the majority (greater than 50%) of the tax effect in this category.

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10.   Income Taxes (Continued)
A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate prior to the adoption of ASU 2023-09 is as follows:
	YEAR ENDED DECEMBER 31, 2024
Loss before benefit (provision) for income taxes	(25,205)
Loss before benefit (provision) for income taxes at U.S. statutory rate	(5,293)	21.0%
State income taxes, net of federal benefit	(361)	1.4%
Valuation allowance	3,824	(15.2)%
R&D expenditure	2,348	(9.3)%
Non-deductible stock compensation	185	(0.7)%
Other permanent differences	393	(1.6)%
Other	(1,096)	4.4%
Total effective income tax rate and income tax expense	$—	0.0%

The net deferred income tax asset balance consisted of the following (in thousands):
	YEAR ENDED DECEMBER 31,
	2025	2024
Deferred tax assets:
Unrealized foreign currency gains / losses	$49	$102
Accrued expenses	359	420
Net operating loss carryforwards	22,868	14,432
Credits	9	35
Other temporary differences	40	63
Total deferred tax assets	23,325	15,052
Valuation allowance	(23,268)	(14,974)
Net deferred tax assets	57	78
Deferred tax liabilities:
Fixed assets	(12)	(11)
Other deferred tax liabilities	(45)	(67)
Net deferred tax assets	$—	$—

As of December 31, 2025 and 2024, the Company had gross net operating loss carryforwards of approximately $104.7 million and $74.4 million, respectively. The federal net operating losses are not subject to expiration and can be utilized to offset eighty percent of taxable income annually. State net operating losses begin to expire in 2042.
Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. The Company performs an evaluation to determine whether a valuation allowance is needed. The Company considers all available evidence, both positive and negative, which includes the results of operations for the current and preceding years. As of December 31, 2025 and 2024, the Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all the deferred

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10.   Income Taxes (Continued)
tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2025 and 2024.
The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which the Company operates or does business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.
The Company records uncertain tax positions as liabilities in accordance with ASC 740 and adjusts these liabilities when the Company’s judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2025 and 2024, the Company has not recorded any uncertain tax positions.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years for the United States are still open under statute from December 31, 2023, to the present. The Company’s tax years for the United Kingdom are still open under statute from December 31, 2019, to present. The resolution of tax matters is not expected to have a material effect on the Company’s consolidated financial statements. There are currently no federal, state, or foreign audits in progress.
The amounts of cash income taxes paid by the Company were as follows (in thousands):
YEAR ENDED DECEMBER 31, 2025
State
California	$0.8
Washington DC	0.3
Total	$1.1

11.   Leases
In September 2018, the Company entered into an operating lease for office and laboratory space in Seattle, Washington, which was subsequently amended and extended on multiple occasions. The lease was classified as a short-term lease and lease payments were recognized as expense on a straight-line basis over the lease term. The Company terminated this lease in September 2024 and fulfilled its remaining rent obligations through February 2025. As of December 31, 2025, the lease is fully extinguished with no remaining obligations.
In May 2018, the Company entered into an operating lease for office space in Chesterford Park, UK. The lease agreement provides for escalating monthly rental payments with fixed costs for expenses and property taxes included in each payment. The lease has been amended to extend the maturity through April 2027. The Company recorded a right-of-use asset of $0.2 million and $0.2 million as of December 31, 2025 and 2024, respectively.
The current and non-current balances of the lease liability at December 31, 2025 and 2024 were $0.1 million and $0.1 million, respectively.

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
11.   Leases (Continued)
Operating lease expense was $0.1 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively. There were variable lease costs of approximately $48,000 and $25,000 for the years ended December 31, 2025 or 2024, respectively. As of December 31, 2025 and 2024, the weighted-average remaining lease term for the Company’s operating lease was 1.3 and 2.3 years, respectively. As of December 31, 2025 and 2024, the weighted-average incremental borrowing rate was 7.0%. Cash paid for amounts included in the measurement of the operating lease liability was $0.1 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively.
The following table summarizes the Company’s significant contractual obligations under the operating lease as of payment due date by period at December 31, 2025 (in thousands):
Year ending December 31,
2026	$124
2027	21
Total minimum lease payments	145
Less: imputed interest	(8)
Total lease liability	$137

12.   Commitments and Contingencies
401(k) Plan
Effective January 1, 2018, the Company established a qualified defined contribution plan (the “401(k) Plan”) pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), whereby all eligible United States employees are eligible to participate. Participants may elect to defer a percentage of their annual pretax compensation to the 401(k) Plan, subject to defined limitations. The Company will provide matching contributions to the 401(k) Plan of up to 4% of each participant’s eligible compensation, subject to limitations under the Code. For the years ended December 31, 2025 and 2024, the Company incurred $0.1 million and $0.1 million of expenses, respectively, associated with contributions under the 401(k) Plan.
UK Pension Plan
Effective December 1, 2018, the Company established a defined contribution pension scheme (the “Pension Plan”) for employees, whereby all eligible United Kingdom employees are eligible to participate. Participants may elect to defer a percentage of their annual pretax compensation to the Pension Plan. The Company contributes a flat rate of 10% of each participant’s eligible compensation to the Pension Plan and provides matching contributions of up to 6.9% of the participant’s contribution amount. For the years ended December 31, 2025 and 2024, the Company incurred $0.3 million and $0.2 million of expenses, respectively, for contributions under the Pension Plan.
Legal Proceedings
From time to time, the Company may become involved in legal proceedings or other litigation relating to claims arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. As of December 31, 2025 and 2024, the Company was not a party to any material legal proceedings or claims.
13.   Segment Reporting
The Company has one reportable segment relating to the research and development of novel, orally bioavailable small molecule NLRP3 inflammasome inhibitors across a broad range of inflammatory and fibrotic diseases with high unmet need.
The Company’s CODM manages the Company’s operations on a consolidated basis at a company-wide level for the purposes of assessing performance and allocating resources. The key measure of segment profit or loss

NODTHERA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
13.   Segment Reporting (Continued)
that the CODM uses to allocate resources and assess financial performance, such as the determination of the program-level spending and the allocation of capital between research and development activities and general and administrative support functions, is the Company’s consolidated net loss.
The table below shows a reconciliation of the Company’s consolidated net loss, including the significant expense categories regularly provided to and reviewed by the CODM (in thousands):
	DECEMBER 31,
	2025	2024
Direct research and development expenses by program:
ruvonoflast (formerly known as NT-0796)	$17,994	$10,675
NT-0150	5,814	2,548
NT-0249	282	913
Other research and development expense(1)	7,279	2,623
General and administrative expense(2)	9,622	6,639
Other segment items(3)	1,188	1,807
Net loss	$42,179	$25,205

(1)
Other research and development expense includes $0.6 and $0.7 million of stock-based compensation expense for the years ended December 31, 2025 and 2024, respectively.

(2)
General and administrative expense includes $0.4 and $0.5 million of stock-based compensation expense for the years ended December 31, 2025 and 2024, respectively

(3)
Other segment items includes change in fair value of convertible promissory notes, net foreign current transaction gains and losses, and interest income.

14.   Related Parties
In April 2025, the Company completed its Series D Preferred Stock financing for aggregate gross cash proceeds of approximately $49.8 million. A portion of the shares were purchased by entities affiliated with members of the Board and existing stockholders for an aggregate purchase price of approximately $49.8 million. There were no material transactions with these parties other than the purchase of Series D Preferred Stock described above.
15.   Subsequent Events
The Company has completed an evaluation of all subsequent events through July 7, 2026, the date these financial statements were available to be issued.

          Shares
Common Stock

Preliminary Prospectus

Joint Bookrunners
Jefferies	TD Cowen	Cantor
Lead Manager
Wedbush PacGrow
     , 2026

Part II
Information Not Required in Prospectus
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The Nasdaq Market, or Nasdaq, listing fee.
AMOUNT PAID OR TO BE PAID
SEC registration fee	$ *
FINRA filing fee	*
Nasdaq listing fee	*
Printing and mailing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*
Total	$ *

*
To be completed by amendment.

Item 14.   Indemnification of Directors and Officers.
Sections 102 and 145 of the DGCL authorize a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.
We will adopt provisions in our fifth amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our fourth amended and restated bylaws, which will become effective upon effectiveness of the registration statement of which this prospectus forms a part, that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as directors or officers, except for liability for:
▪
any breach of their duty of loyalty to us or our stockholders;

▪
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

▪
for our directors, any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions;

▪
any transaction from which the director derived an improper personal benefit; or

▪
for our officers, any derivative action by or in the right of the corporation.

These limitations of liability do not alter director and officer liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our fourth amended and restated bylaws will provide that:
▪
we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

▪
we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.
We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.
The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.
Item 15.   Recent Sales of Unregistered Securities.
In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:
(a) Issuances of Capital Stock
Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act.
In November 2023, we issued $20.0 million to certain accredited investors in the aggregate principal amount of convertible promissory notes together with warrants to purchase 3,986,941 shares of common stock.
In April 2025, we issued and sold 12,666,663 shares of Series D1 Stock and 41,050,852 shares of Series D2 Stock to certain accredited investors for aggregate gross cash proceeds of approximately $49.8 million. We also converted the outstanding Notes of certain accredited investors (with aggregate face value of approximately $22.3 million) into Series D3 Stock.
No underwriters were involved in the foregoing sales of securities. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and Exercises of Stock Options
Since January 1, 2024, we granted stock options to purchase an aggregate of 32,739,733 shares of our common stock, with a weighted-average exercise price of $0.30 per share, to employees, directors and consultants pursuant to the 2021 Plan.
From January 1, 2024 through the date of this prospectus, 140,995 stock options granted pursuant to the 2021 Plan have been exercised for shares of common stock.
The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16.   Exhibits and Financial Statement Schedules.
(a)   Exhibits
EXHIBIT NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement.
3.1*	Fourth Amended and Restated Certificate of Incorporation, as amended and currently in effect.
3.2*	Form of Fifth Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.
3.3*	Third Amended and Restated Bylaws, as amended and currently in effect.
3.3*	Form of Fourth Amended and Restated Bylaws, to be in effect upon the effectiveness of this registration statement.
4.1*	Specimen Common Stock Certificate.
4.2*	Amended and Restated Investors’ Rights Agreement, among the registrant and certain of its stockholders, dated April 4, 2025.
5.1*	Opinion of Goodwin Procter LLP.
10.1*#	2021 Stock Option and Grant Plan, as amended, and form of award agreements thereunder.
10.2*#	NodThera Inc. 2026 Stock Option and Incentive Plan and form of award agreements thereunder.
10.3*#	NodThera Inc. 2026 Employee Stock Purchase Plan.
10.4*#	Form of Indemnification Agreement, by and between the registrant and each of its directors and executive officers.
10.5*#	Senior Executive Cash Incentive Bonus Plan.
10.6*#	Form of Executive Employment Agreement.
10.7*#	Non-Employee Director Compensation Policy.
10.8*#	Compensation Recovery Policy.
10.10*#	Employment Agreement, by and between the registrant and Geoffrey McDonough, M.D., to be in effect upon the completion of this offering.
10.11*#	Employment Agreement, by and between the registrant and Alan P. Watt, Ph.D., M.B.A., to be in effect upon the completion of this offering.
10.12*#	Employment Agreement, by and between the registrant and Nicholas Clarke, Ph.D., to be in effect upon the completion of this offering.
21.1*	Subsidiaries of the registrant.
23.1*	Consent of Deloitte and Touche LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).
107.1*	Filing fee table.

*
To be filed by amendment.

#
Indicates a management contract or any compensatory plan, contract or arrangement.

(b)   Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.
Item 17.   Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The registrant hereby undertakes that:
(1)
The registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, on this                day of                 , 2026.
NodThera Inc.

By:
Name:	Geoffrey McDonough, M.D.
Title:	Chief Executive Officer
Power of Attorney
Each individual whose signature appears below hereby constitutes and appoints Geoffrey McDonough, M.D. and Chris Guiffre, J.D., M.B.A. as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following persons in the capacities and on the dates indicated.
NAME	TITLE	DATE

	Chief Executive Officer and Director (Principal Executive Officer)	, 2026
Geoffrey McDonough, M.D.

	Chief Financial Officer (Principal Financial Officer)	, 2026
Chris Guiffre, J.D., M.B.A.

	Director and Chairman	, 2026
Donald Nicholson, Ph.D.

NAME	TITLE	DATE

	Director	, 2026
Elisabeth Björk, Ph.D.

	Director	, 2026
Alex Pasteur, Ph.D.

	Director	, 2026
Kevin Raidy

	Director	, 2026
Henrijette Richter, Ph.D.

	Director	, 2026
Scott Rocklage, Ph.D.

	Director	, 2026
Jim Trenkle, Ph.D.